FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2003
                                         ------------

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
              -----------------------------------------------------
                 (Translation of registrant's name into English)

        579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F[x]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 20, 2003, Crystallex filed the following documents with the Alberta, British Columbia, Nova Scotia, Ontario, and Quebec Securities Commissions in
Canada:

1.       Annual Information Statement for the year ended December 31, 2002;

2. Audited Financial Statements for the years ended December 31, 2002, 2001, and 2000;

3. Press release containing a summary of year end 2002 results and Management's Discussion and Analysis for the year ended December 31, 2002; and

4. Management's Discussion and Analysis for the year ended December 31, 2002, which is contained in document 3, above.

Each of documents 1, 2, and 3, above, are attached.

The financial information contained in these documents was prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

                      CRYSTALLEX INTERNATIONAL CORPORATION
                       579 Richmond Street West, Suite 301
                            Toronto, Ontario M5V 1Y6





                             ANNUAL INFORMATION FORM
                      For the year ended December 31, 2002
                               Dated May 20, 2003

                                TABLE OF CONTENTS
                                -----------------

ITEM                                                                                             PAGE
----                                                                                             ----
1 - Identity of Directors, Senior Management, and Advisers..........................................2

2 - Offer Statistics and Expected Timetable.........................................................2

3 - Key Information.................................................................................2

4 - Information on the Company.....................................................................12

5 - Operating and Financial Review and Prospects...................................................44

6 - Directors, Senior Management and Employees.....................................................54

7 - Major Shareholders and Related Party Transactions..............................................64

8 - Financial Information..........................................................................66

9 - The Offer and Listing..........................................................................67

10 - Additional Information........................................................................69

11 - Quantitative and Qualitative Disclosures About Market Risks...................................74

12 - Description of Securities Other Than Equity Securities........................................75

13 - Defaults, Dividend Arrearages and Delinquencies...............................................75

14 - Material Modifications to the Rights of Security Holders and Use of Proceeds..................75

15 - Controls and Procedures.......................................................................76

16A - Audit Committee Financial Expert.............................................................76

16B - Code of Ethics...............................................................................76

16C - Principal Accountant Fees and Services.......................................................76

17 - Financial Statements..........................................................................76

GEOLOGICAL STANDARDS: When used in this annual report, Mineral Deposits were used to calculate the Ore Reserves by application of minimum mining widths, dilution, mining recovery factors, operating costs and metal prices. With respect to open pit mining, optimized pits were generated, followed by detailed pit design and engineering in establishment of Ore Reserves. Unless the context otherwise requires, the term Ore Reserves used in this Annual Report correspond to Probable Reserves. Geological information is presented in accordance with the Canadian reporting requirements of NI 43-101 and, as such, does not necessarily comply with US requirements..

NOTE: Unless otherwise indicated, all amounts in this annual report and exhibits thereto are stated in Canadian dollars. At May 12, 2003, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was one Canadian dollar equalled $ 0.7202 United States Dollars. (See Item 3.A, Key Information - Selected Financial Data, for further information.)

PLEASE ALSO NOTE: This report contains financial statements that were made in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements do not necessarily comply with U.S. generally accepted accounting principles ("US GAAP") and have not been reconciled with US GAAP, and no inference should be drawn that the financial statements would reflect similar results under Canadian GAAP and US GAAP.

This report is filed to comply with Canadian regulatory requirements to file an Annual Information Form ("AIF") within 140 days of financial year end. The Company appointed new auditors for the year ended December 31, 2002 and also instructed its auditors to re-audit its 2000 and 2001 fiscal years. In order to accommodate the extensive review and comply with filing requirements in Canada, the Company is releasing and filing its financial statements prepared in accordance with Canadian GAAP but without reconciliation to US GAAP which reconciliation is expected prior to the end of May at which time statements including a US GAAP reconciliationnote will be filed in Canada and the USA.

This report has been prepared in 20-F format reflecting the Company's historic practice of filing its 20-F as an AIF pursuant to OSC Rule 51-501 and recognizing that a 20-F will be filed in the USA and in Canada (as a re-filed
AIF) immediately upon the US GAAP reconciliation note being completed.

FORWARD LOOKING STATEMENTS
--------------------------

This annual report contains certain forward-looking statements and information regarding Crystallex International Corporation's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. When used in this annual report, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in a number of places in this annual report, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements and are subject to certain risks, uncertainties and assumptions, including those described under "Risk Factors" and elsewhere in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf.

                                     PART I
                                     ------

        ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS
        ---------------------------------------------------------------

Not Applicable

                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
                ------------------------------------------------

Not applicable

                            ITEM 3 - KEY INFORMATION
                            ------------------------

A.       SELECTED FINANCIAL DATA
         -----------------------

Exchange Rates
--------------

Unless otherwise indicated, all dollar amounts herein are stated in Canadian dollars. The following tables illustrate the rate of exchange for Canadian dollars per US$1.00 in effect at the end of the following periods and the average rate of exchange based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

-------------------------------------------------------------------------------
YEAR 2003            HIGH PER MONTH       LOW PER MONTH     AVERAGE PER MONTH
-------------------------------------------------------------------------------
December (2002)         1.5800                1.5478           1.5592
-------------------------------------------------------------------------------
January                 1.5750                1.5220           1.5421
-------------------------------------------------------------------------------
February                1.5315                1.4880           1.5120
-------------------------------------------------------------------------------
March                   1.4905                1.4673           1.4760
-------------------------------------------------------------------------------
April                   1.4843                1.4336           1.4582
-------------------------------------------------------------------------------

-----------------------------------------------------
                                AVERAGE OF EXCHANGE
                                RATES ON LAST DAYS OF
YEARS                           MONTH FOR EACH YEAR

-----------------------------------------------------
2002                             1.5702
-----------------------------------------------------
2001                             1.5519
-----------------------------------------------------
2000                             1.4873
-----------------------------------------------------
1999                             1.4827
-----------------------------------------------------
1998                             1.4894
-----------------------------------------------------

As of May 12, 2003, the exchange rate was CDN$ 1.3885 for US$1.00.

    Source- Federal Reserve Bank of New York

Selected Financial Data
-----------------------

The selected financial data shown and expressed in Canadian dollars in the following tables below have been derived from and should be read in conjunction with the financial statements and notes filed by the Company. Crystallex's financial statements have been prepared in accordance with generally accepted accounting standards prevalent in Canada. The selected financial data set forth is covered by the auditor's report of the independent chartered accountants appearing further in this document.

            SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
            --------------------------------------------------------
                                 (CANADIAN GAAP)
                                 ---------------

---------------------------------------------------------------------------
                         FOR YEAR ENDED   FOR YEAR ENDED   FOR YEAR ENDED
                          DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                              2002             2001             2000
                                          (AS RESTATED)    (AS RESTATED)
---------------------------------------------------------------------------
INCOME STATEMENT DATA

Sales of Gold              45,121,049       53,323,172       47,800,240
---------------------------------------------------------------------------

Income (loss) before
Income Taxes              (39,771,859)     (36,650,359)      (408,457)

Income Taxes                   --               --               --
---------------------------------------------------------------------------

Net Income (loss)         (39,771,859)     (36,650,359)      (408,457)

Net Income (loss) per
Common Share                 (0.47)           (0.53)           (0.01)
---------------------------------------------------------------------------

Number of Shares Used
for Calculation*           84,441,287       69,117,738       52,965,842
---------------------------------------------------------------------------

---------------------------------------------------------------------------

BALANCE SHEET DATA          5,695,130         14,409,831       4,418,442
                          -------------------------------------------------

Cash and Short-Term
Investments               (13,186,349)         7,679,110       2,604,748
                          -------------------------------------------------

Working Capital
(Deficiency)              174,602,408        152,584,295     156,991,507
                          -------------------------------------------------

Total Assets               26,206,277         25,216,992      32,787,340
                          -------------------------------------------------

Long-Term Debt

Shareholders' Equity      101,901,449      105,410,417       103,425,128
---------------------------------------------------------------------------

* Weighted average number of shares outstanding during the year.

Crystallex has not paid any dividends since its incorporation.

Under Canadian generally accepted accounting principles, the calculation of basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

B.       CAPITALIZATION AND INDEBTEDNESS
         -------------------------------

Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS
         -----------------------------------------

Not Applicable

D.       RISK FACTORS
         ------------

LAS CRISTINAS PROPERTIES

COURT ACTIONS BY MINCA ALLEGE THAT IT HAS THE RIGHT TO MINE THE LAS CRISTINAS PROPERTIES, WHICH ACTIONS, IF SUCCESSFUL, MIGHT REMOVE THE LEGAL AUTHORITY UNDER WHICH THE CVG GRANTED TO CRYSTALLEX THE ADMINISTRATION OF THE LAS CRISTINAS PROPERTIES AND LEAD TO THE TERMINATION OF CRYSTALLEX'S RIGHTS TO THOSE PROPERTIES. The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 gold deposits (the "Las Cristinas Deposits") in Venezuela are derived from the agreement dated September 17, 2002 (the "Agreement"), between Crystallex and the Corporacion Venezolana de Guayana (the "CVG"), acting under the authority of the

Venezuelan Ministry of Energy and Mines ("MEM") and pursuant to Venezuelan mining law. Pursuant to the Agreement, the administration of the Las Cristinas Deposits relating to gold including its exploration, development, exploitation, commercialization and sale, have been granted exclusively to Crystallex. The CVG had previously entered into a mining contract with Minera Las Cristinas, C.A. ("MINCA") to develop the Las Cristinas Deposits (the "MINCA Contract"). There was no gold produced by MINCA under the terms of the MINCA Contract, MINCA suspended its development activities, and, as a result, the CVG noted MINCA in default of this agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the Agreement with Crystallex.

MINCA has claimed that the cancellation of the MINCA Contract was illegal and has commenced legal actions in Venezuela disputing the CVG's legal authority for cancelling the MINCA Contract and entering into the Agreement. Crystallex cannot predict the outcome of the various MINCA legal actions or the impact of these actions on the mining rights that CVG granted to Crystallex under the Agreement, including whether these actions could lead to the termination of Crystallex's rights under the Agreement.

CRYSTALLEX MINING RIGHTS ARE CONTRACTUAL AND MAY BE TERMINATED IN THE EVENT OF BREACH OF THE AGREEMENT. Under the Agreement between Crystallex and the CVG and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The Agreement does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the Agreement. In the event that a breach of the Agreement occurred and was not cured by Crystallex, the breach could result in the CVG having the right to terminate the Agreement.

AGREEMENT WITH THE CVG DOES NOT INCLUDE THE RIGHT TO MINE COPPER, AND THE ABILITY OF CRYSTALLEX TO FULLY EXPLOIT COPPER DEPOSITS IS DEPENDENT UPON FURTHER AGREEMENTS. The Agreement grants Crystallex certain rights to develop the Las Cristinas Deposits, but those rights are limited to gold and do not explicitly include the right to explore, develop, exploit, extract, commercialize, sell or otherwise deal with copper, which metal has been publicly reported to exist at the Las Cristinas Properties. Crystallex does not know if it will be able to negotiate successfully an agreement with CVG respect to these copper rights.

THE LAS CRISTINAS DEPOSITS ARE LOCATED IN AN AREA WHERE MINING ACTIVITIES MAY BE RESTRICTED, THEREBY IMPAIRING THE ABILITY OF CRYSTALLEX TO EXPLOIT THE LAS CRISTINAS DEPOSITS. The Las Cristinas properties are located within the Imataca Forest Reserve. The Presidential decree regulating the Imataca region recognizes mining activities as a permitted use in the Forest Reserve and establishes the framework for the mining activities which may take place within the region. That Presidential decree has been the subject of legal challenges before the Venezuelan courts since 1997. Pending resolution of these challenges, the Venezuelan courts issued an interim order that no new mining concessions or rights, as opposed to existing or previously obtained mining rights, could be granted in the region. If a final ruling of the Venezuelan courts on this matter imposes restrictions on mining activities within the Imataca Forest Reserve, it is possible that such restrictions could be retroactive in nature and could prevent Crystallex from exploiting these existing mining properties.

CRYSTALLEX REQUIRES ADDITIONAL FUNDING TO DEVELOP ITS MINING PROPERTIES, AND LACK OF FUNDING MAY DELAY OR REDUCE MINING ACTIVITIES AND MAY RESULT IN DEFAULT IN PERFORMANCE UNDER AND TERMINATION OF THE AGREEMENT.

Development of Crystallex's mining projects, including the Las Cristinas project, will require significant financial resources.. As a result, Crystallex will need to raise significant non-recourse project financing, debt and additional equity. Crystallex's failure to obtain such additional funding at the needed times could lead to its delaying or indefinitely postponing the exploration and development of its mining projects and could lead to its defaulting under the Agreement.

UNCERTAINTY OF ORE RESERVE AND RESOURCE ESTIMATES COULD LEAD CRYSTALLEX TO ALLOCATE ITS CAPITAL TO DEPOSITS WHICH ULTIMATELY PROVE UNECONOMIC AND FOREGO DEVELOPMENT OF POTENTIALLY SIGNIFICANT DEPOSITS.

Crystallex's business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals. This reliance is important since mining companies' reported mineral reserves and resources are only estimates and do not present a certainty that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex's profitability in any particular accounting period. If Crystallex's estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much resources at what could be a less than economical deposit or to fail to mine what could be a significant deposit.

UNCERTAINTY WITH RESPECT TO TITLE TO REMAINING MINERAL PROPERTIES MAY RESULT IN LOSS OF MINING RIGHTS WITHOUT COMPENSATION FOR DEVELOPMENT EXPENDITURES.

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral claims may be disputed. Crystallex does not know whether someone will challenge or impugn title to such properties. As a result, Crystallex can never be certain that it will have valid title to its mining properties. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. Crystallex does not carry title insurance on its properties. Therefore, a successful claim that Crystallex does not have title to a property could cause Crystallex to lose its rights to mine that property, perhaps without receiving any compensation for its prior expenditures relating to the property.

GOLD PRICE VOLATILITY MAY NEGATIVELY IMPACT CRYSTALLEX'S CASH FLOW AND PROFITABILITY, CAUSE AN ADJUSTMENT OF ITS RESERVES AND RESULT IN A REDUCTION OR SUSPENSION OF ITS MINING ACTIVITIES.

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Crystallex's control. Between 1997 and 2002, the gold price fluctuated from a low of U.S.$253 to a high of U.S.$349. See Item 4B. "Information on the Company - Business Overview - The Gold Market,". On May 12, 2003, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$
351.10 per ounce.

The gold price can fluctuate widely and is affected by numerous factors beyond Crystallex's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.

The profitability of Crystallex's operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of Crystallex's operations, it may not be economically feasible to continue production at such sites. This would materially affect production, profitability and Crystallex's financial position. A decline in the market price of gold may also require Crystallex to write-down its mineral reserves which might have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex's investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers commercial amounts of gold, it may not mine the gold if the gold prices are not high enough for Crystallex to sell the gold profitably.

GOLD HEDGING ACTIVITIES MAY CREATE RISK OF LOSSES DEPENDING UPON THE PRICE OF GOLD, THE ABILITY OF CRYSTALLEX TO PRODUCE AND DELIVER GOLD, AND THE PERFORMANCE OF THIRD PARTY BUYERS.

Crystallex has entered into forward contracts to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually mines the gold. Accordingly, there is a risk that the price of gold is higher at the time Crystallex mines the gold than when it enters into the contracts, so that Crystallex must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold that it agreed on in the contracts, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex's production costs. Further, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

CRYSTALLEX FACES SIGNIFICANT RISKS, INHERENT TO THE MINING INDUSTRY, IN THE EXPLORATION, DEVELOPMENT AND OPERATION OF ITS MINING PROPERTIES, AND THE SUCCESS OF ITS BUSINESS WILL BE DEPENDENT UPON ITS MANAGEMENT OF SUCH RISKS.

The business of exploring for and mining of minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labor are some of the risks involved in the operation of mines and the conduct of exploration programs. Crystallex has relied on and may continue to rely on consultants and others for exploration and development expertise. Crystallex does not know whether it will discover minerals in sufficient quantities to justify commercial exploitation. Further, substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of developing gold and other mineral properties are affected by many factors, including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

CRYSTALLEX FACES POTENTIAL RISKS AND UNCERTAINTIES RESULTING FROM THE LOCATION OF ITS PROPERTIES AND OPERATIONS IN COUNTRIES WHERE POLITICAL, GOVERNMENTAL OR OTHER ACTIVITIES MAY DISRUPT ITS BUSINESS, INCLUDING PROPERTY RIGHTS, EXPLORATION AND MINING ACTIVITIES AND THE MOVEMENT OF FUNDS.

Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Risks of foreign operations in these countries include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex's mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Crystallex does not know what impact recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, will have on it in the future, particularly if these conditions were to continue for an extended period of time.

CRYSTALLEX MAY NOT INSURE OR BE ABLE TO INSURE CERTAIN RISKS, WHICH MAY RESULT IN INCREASED COSTS AND REDUCED PROFITABILITY.

Exploration, development and production operations on mineral properties involve numerous risks, including:

         o  unexpected or unusual geological operating conditions
         o  rock bursts

         o  cave-ins
         o  fires
         o  floods
         o  earthquakes and other environmental occurrences
         o  political and social instability.

It is not always possible to obtain insurance against all such risks, and Crystallex may decide not to insure against certain risks as a result of high premiums or other reasons. For example, Crystallex does not maintain insurance against environmental risks. Should such liabilities arise, they could reduce or eliminate profitability and result in increasing costs.

CRYSTALLEX FACES INDUSTRY COMPETITION IN THE ACQUISITION OF MINING PROPERTIES AND THE RECRUITMENT AND RETENTION OF QUALIFIED PERSONNEL.

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Crystallex competes with other mining companies, many of which have greater financial resources than Crystallex, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

CRYSTALLEX'S BUSINESS DEPENDS UPON A LIMITED NUMBER OF MINING PROPERTIES AND PROCESSING FACILITIES, THE LOSS OF ANY OF WHICH MIGHT NEGATIVELY IMPACT ITS OPERATIONS.

Crystallex's operations at the San Gregorio Mill (in Uruguay) and the Revemin Mill (in Venezuela) together account for all of Crystallex's current mineral production and revenue. See Item 4B. "Information on the Company - Business Overview - Activity on the Mining Properties,". Any adverse development affecting those mills would significantly hurt Crystallex's financial performance and results of operations. In addition, Crystallex does not know if its development program at its San Gregorio mine will yield new mineral resources to replace or expand current mineral reserves once they have been fully mined.

CRYSTALLEX FACES SIGNIFICANT RISKS INHERENT IN THE PRODUCTION OF GOLD, AND THE SUCCESS AND PROFITABILITY OF ITS OPERATIONS IS DEPENDENT UPON ITS ABILITY TO MANAGE AND CONTROL THESE RISKS.

Crystallex's actual production is subject to a variety of risks, including the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, the accuracy of estimated rates and costs of mining and processing; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of

Crystallex or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Crystallex to cease production. Each of these factors also applies to Crystallex's sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

CRYSTALLEX'S OPERATIONS REQUIRE ENVIRONMENTAL PERMITS AND ARE SUBJECT TO ENVIRONMENTAL COMPLIANCE REGULATIONS. COMPLIANCE MAY INVOLVE SIGNIFICANT COSTS AND DELAYS, AND FAILURE TO COMPLY MAY RESULT IN FINES OR SUSPENSION OF ITS MINING ACTIVITIES.

Crystallex's activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. See Item 5.B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Regulatory and Environment Risks,". Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance.

CRYSTALLEX OPERATIONS REQUIRE OTHER PERMITS AND ARE SUBJECT TO OTHER REGULATIONS. COMPLIANCE MAY INVOLVE SIGNIFICANT COSTS OR DELAYS, AND FAILURE TO COMPLY MAY RESULT IN FINES OR SUSPENSION OF ITS MINING ACTIVITIES.

Government regulations significantly affect Crystallex's mining operations. See
Item 4.B. "Information on the Company - Business Overview - Government Regulation,". Crystallex's domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex's operations. These permits relate to virtually every aspect of Crystallex's exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex's current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

CURRENCY FLUCTUATIONS MAY INCREASE OPERATING COSTS.

         Currency fluctuations may affect the costs that Crystallex incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Crystallex's operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where Crystallex has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations and could hurt Crystallex's profitability and financial condition.

CRYSTALLEX HAS INCURRED RECENT LOSSES.

While profitable in 1999, Crystallex, after restatement of its Financial Statements, incurred net losses in 2000, 2001 and 2002. Crystallex's profitability depends, among other things, on the price of gold, gold production, cash operating costs, the prices and production levels of by-product minerals and other factors discussed in "Risk Factors." Substantially all of these factors are beyond Crystallex's control.

CRYSTALLEX COULD LOSE ITS MINING PROPERTIES IF IT DEFAULTS ON ITS LOAN FACILITY.

Crystallex's loan facility regarding its San Gregorio and Tomi properties, the Revemin mill and Crystallex's share interest in El Callao Mining Corp. requires that Crystallex maintain specific financial ratios and satisfy financial condition tests. If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all property relating to the San Gregorio and Tomi properties, the Revemin mill and Crystallex's share interest in El Callao Mining Corp.

CRYSTALLEX'S BUSINESS DEPENDS UPON A SMALL NUMBER OF KEY PERSONNEL, THE LOSS OF ANY OF WHICH MIGHT SIGNIFICANTLY IMPAIR ITS BUSINESS.

Crystallex's business is dependent on retaining the services of a small number of key management personnel, namely Messrs. Oppenheimer, Fung, Ross, El-Alfy, and Riccio. See Item 6.A. "Directors, Senior Management and Employees -

Directors and Senior Management,". The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex's ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees.

CRYSTALLEX HAS RESERVED FOR ISSUANCE A LARGE NUMBER OF SHARES, WHICH, IF ISSUED IN SIGNIFICANT AMOUNTS, COULD RESULT IN DILUTION OF SHARE OWNERSHIP AND A REDUCTION IN SHARE PRICE.

Crystallex has reserved the issuance of more than 54,000,000 common shares for payment of certain property purchases and related indebtedness, the exercise of stock options, finder's fees, the exercise of warrants issued in private placements, placement agent's fees for a private placement, and exercise of warrants issued for convertible notes and broker's fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest in Crystallex's current shareholders, based upon the 99,057,509 Crystallex shares outstanding as of May 12, 2003. In addition, given Crystallex's average daily trading volume of approximately 380,000 shares on the American Stock Exchange (Consolidated Market) and 129,000 on The Toronto Stock Exchange for the period January 1, 2003 through May 19, 2003, the sale of even a small portion of these shares could provide enough selling pressure to depress the share price of Crystallex common shares.

LIMITED ATTENDANCE AT A SHAREHOLDERS' MEETING AND MINIMAL QUORUM REQUIREMENTS MAY RESULT IN A SMALL NUMBER OF SHAREHOLDERS TAKING VOTES BINDING UPON ALL SHAREHOLDERS.

Crystallex's by-laws provide that a quorum for transacting business at a general meeting of shareholders shall be two shareholders present in person or by proxy holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. Under the Canada Business Corporations Act, only two Crystallex shareholders could attend shareholders' meetings in person or by proxy, in which event these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

                       ITEM 4 - INFORMATION ON THE COMPANY
                       -----------------------------------

A.       HISTORY AND DEVELOPMENT OF THE COMPANY
         --------------------------------------

         Background

Crystallex is a corporation that operates under the Canada Business Corporation Act and trades as a public company on the Toronto Stock Exchange and the American Stock Exchange under the symbol "KRY". Crystallex was incorporated under the Company Act (British Columbia), Canada on May 22, 1984 under the name of "Petroflame International Resources Ltd." In January 1991, Petroflame changed its name to Crystallex and consolidated its share capital by way of a five to one share rollback (reverse stock split). On January 23, 1998, Crystallex's corporate existence was continued under the Canada Business Corporation Act ("CBCA"), thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA.

Crystallex is engaged in the production of gold and related activities including exploration, development, mining, and processing. It conducts these activities primarily through mineral concessions that it owns or controls in Venezuela and Uruguay. As of May 12, 2003, it had three operating concessions, the San Gregorio concession in Uruguay (which it acquired in October, 1998), the Tomi concession in Venezuela (which it acquired in July, 2000, as part of its acquisition of Bolivar Goldfields A.V.V.'s assets in Venezuela), and the Lo Increible concession in Venezuela (which it acquired in February, 2001, through its acquisition of a controlling interest in El Callao Mining Corp.). Crystallex also operates mills at its San Gregorio concession in Uruguay and the Revemin Mill in Venezuela (which it acquired in July, 2000, as part of its acquisition of Bolivar Goldfields A.V.V.'s assets in Venezuela).

On September 17, 2002, the Company entered into a mining operation agreement with Corporacion Venezolana de Guayana ("CVG"), acting under the authority of the Venezuelan Ministry of Energy and Mines, under which the Company has been granted the rights to develop the Las Cristinas 4, 5, 6 and 7 gold deposits in the Municipality of Sifontes, Bolivar State, Venezuela. The agreement represents the culmination of a long-standing effort by the Company to obtain the mining rights for, and gain possession of, the Las Cristinas gold deposits and provides to the Company the exclusive right to develop the Las Cristinas gold deposits including commercialization and sale of gold.

The address of Crystallex's principal and registered office is 579 Richmond Street West, # 301, Toronto, Ontario, Canada M5Z 1Y6. Crystallex's registered office is Suite 902, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, and its telephone number is (604) 683-0672. Its agent in the United States is Marc J. Oppenheimer, whose business address is 25 Rockwood Place, Third Floor, Englewood, New Jersey 07631.

         Important Acquisitions Since January 1, 2000

In February, 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela's El Callao gold district. The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder. Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp. In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation. (See Item 4.D, Information on the Company - Property, Plants and Equipment - El Callao Properties - The Lo Increible Deposits.)

In July, 2000, Crystallex acquired all of Bolivar Goldfields A.V.V.'s assets in Venezuela, through the purchase of the stock of Bolivar's wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing. Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance. Crystallex has combined payments under its bank debt with the payments under the loan it assumed upon its acquisition of the San Gregorio property (see The San Gregorio Gold Mine - Financing) and has extended payment dates to reflect more appropriately anticipated production from Venezuelan assets that Crystallex controls. The final maturity of the credit facility is scheduled for 2006.

Crystallex financed the foregoing acquisitions from its working capital, lines of credit, and/or issuance of its securities.

B.       BUSINESS OVERVIEW
         -----------------

         Activity on the Mining Properties

Crystallex is engaged in mining, development and exploration for gold, with its primary focus in South America, and in evaluating mineral property acquisitions in various locations around the world. Crystallex's business is not affected by seasonal weather patterns.

Prior to its acquiring the San Gregorio gold mine in Uruguay, Crystallex enjoyed modest production from the open pit Albino gold mine in Venezuela. Production at that mine was suspended during 1998 in order to allow Crystallex to conduct detailed engineering reviews on the underground potential at the mine, following the receipt of governmental permits to conduct underground mining.

Crystallex transformed itself from an exploration company to a junior gold producer (that is, a company producing less than 100,000 ounces of gold per year) with the acquisition of the San Gregorio gold mine in 1998. In each of the past three years, San Gregorio has produced between 66,000 and 72,000 ounces of gold. Crystallex is presently evaluating opportunities to extend the mine life of San Gregorio beyond 2003.

With the closing of the acquisition of the Tomi concession and Revemin mill in July, 2000, the Company was once again producing gold in Venezuela. Production at Tomi is currently sourced from open pit operations and a new underground mine. The decision to develop the underground mine during 2002 was supported by a Feasibility Study by Mine Development Associates (MDA) of Reno Nevada in October 2001, which demonstrated the viability of an underground operation. (See
Item 4.D, Information on the Company - Property, Plants and Equipment -The Tomi Mining Concession and Revemin Mill.) In addition, the Company plans to expand the capacity of the Revemin mill by 20% in 2004.

The acquisition of a controlling interest in Lo Increible and the La Victoria concession in February, 2001, allowed Crystallex, in April, 2001, to put the La Victoria property into production. In 2001, Crystallex verified the geologic model and metallurgical recovery of the deposit. Crystallex also undertook an extensive drilling program during 2001 to quantify more accurately the resources at La Victoria.

Crystallex also engaged MDA, to complete a Feasibility Study on the Albino underground deposit. The study, which was completed in October 2001, showed that underground mining is economically viable. The Company is presently evaluating processing underground ore from Albino in either the Revemin mill, which entails trucking the ore about 250 kilometres, or processing the ore in the planned Las Cristinas mill. (See Item 4.D, Information on the Company - Property, Plants and Equipment - The Albino Concession.)

The Company is also actively engaged in various activities required under its mine operation contract with the CVG for the Las Cristinas gold deposits including the implementation of social programs and the completion of a Feasibility Study by SNC-Lavalin Engineers & Constructors Inc. (See Item 4D, Information on the Company - Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7)

         The Gold Market

Gold bullion trades around the world on a 24-hour basis and the market price for gold is readily ascertainable from the London Metal Exchange, the New York Commodities Futures Exchange (Comex) and other commodity markets. Every day, hundreds of thousands of ounces are bought and sold at electronic speeds. Production comes mainly from large mines in South Africa, North and South America, Australia, and the former Soviet Union. Main consuming markets are the Middle East, South East Asia, Europe, and North America.

Crystallex exports its production from San Gregorio to recognized refiners for settlement based on world spot prices or by using hedging strategies, such as forward selling and call options, in order to maximize the price received. Although not required to do so, Crystallex sells its production from its Revemin mill to the Central Bank of Venezuela. Crystallex receives the full international price for the gold that it sells to the Central Bank of Venezuela.

The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market (rounded to the nearest whole dollar):

--------------------------------------------------------------------------------
                              LONDON P.M. GOLD FIX
                         PRICE IN U.S. DOLLARS PER OUNCE

--------------------------------------------------------------------------------
YEAR                              HIGH                LOW              AVERAGE
--------------------------------------------------------------------------------
2003  (Jan to April)               382                320                346
--------------------------------------------------------------------------------
2002                               349                278                310
--------------------------------------------------------------------------------
2001                               293                256                271
--------------------------------------------------------------------------------
2000                               313                263                271
--------------------------------------------------------------------------------
1999                               326                253                279
--------------------------------------------------------------------------------
1998                               313                273                294
--------------------------------------------------------------------------------

The London PM price fix for gold on May 12, 2003 was US$ 351.10 per ounce.

         Government Regulation

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in Venezuela, Uruguay and other jurisdictions, which govern exploration, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. Crystallex has obtained or has pending applications for those licenses, permits or other authorizations currently required to conduct its operations. Crystallex believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the jurisdictions in which it operates. There are no current orders or directions with respect to the foregoing laws and regulations.

Crystallex's mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. Crystallex's policy is to conduct business in a way that safeguards public health and the environment. Crystallex believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where Crystallex operates could require additional capital expenditures and increased operating and/or reclamation costs. Although Crystallex is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

During 2002, Crystallex had no material environmental incidents or material non-compliance with any applicable environmental regulations.

         Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in "History and Development of the Company - Background - Important Acquisitions Since January 1, 2000"), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties. See Item 3 - Key Information
- Risk Factors - General Concerns as to Title of Properties.

C.       ORGANIZATIONAL STRUCTURE
         ------------------------

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

-------------------------------------------------------------------------------------------
      Name of Subsidiary             Country of incorporation    Crystallex's ownership and
                                           or residence                  voting interest
-------------------------------------------------------------------------------------------
Minera Albino C.A.                   Venezuela                               100%(1)
-------------------------------------------------------------------------------------------
El Callao Mining Corp.               British Columbia (Canada)                80%
-------------------------------------------------------------------------------------------
Mineras Bonanza, C.A. (Tomi mine)    Venezuela                               100%(1)
-------------------------------------------------------------------------------------------
Revemin II C.A. (Revemin mill)       Venezuela                                93%(1)
-------------------------------------------------------------------------------------------
Minera San Gregorio S.A.             Uruguay                                 100%(1)
-------------------------------------------------------------------------------------------

(1)  Indirect subsidiary

The above table does not include Crystallex's ownership interest in Las Cristinas 4 and 6 (See Item 4D - Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7) since Crystallex will develop the Las Cristinas gold deposits under the terms of its mine operation contract with the CVG.

                          [Text continues on next page]

D.       PROPERTY, PLANTS AND EQUIPMENT
         ------------------------------

                           SUMMARY OF PROPERTY DATA(1)
                           ---------------------------
                             AS OF DECEMBER 31, 2002

-------------------------------------------------------------------------------------------------------------------------
                                   PROVEN &       GOLD PRICE                                     DATE OF
                     ACREAGE       PROBABLE       FOR RESERVE    CONTAINED       STAGE/         EXPECTED        LIFE OF
 PROPERTY          (HECTARES)      RESERVES       CALCULATION     OUNCES         STATUS        PRODUCTION     RESERVES(5)
                                   (2), (3)         US$(4)
-------------------------------------------------------------------------------------------------------------------------
Albino                 500       178,870             $270/oz       84,700     Development/          Not         2.5 years
Underground                      tonnes @ 14.7                                Inactive          Determined
(Concession)                     g/t

Bolivar                500(7)
Goldfields:

                                 162,730 tonnes      $265/oz       75,800     Production/         Current       2.5 years
Tomi                             @ 14.5 g/t                                   Active
Underground
(Concession)

Tomi Open Pit                    931,000 tonnes      $265/oz       86,900     Production/         Current          Not
(Concession)                     @ 2.9 g/t                                    Active                           Applicable

El Callao (Lo        9,704
Increible):

La Victoria                      3.9 MM tonnes       $300/oz       377,200    Production/         Current      10.0 years
(Concession)                     @ 3.0g/t                                     Active

Lo Increible                     Not Applicable        Not           Not      Exploration/          Not            Not
2, 4(a), 4(b),                                     Applicable    Applicable   Active            Determined     Determined
4(c), 4(d)
(CVG Contract)

Las Cristinas        4,000       Not Applicable        Not           Not      Development/          Not            Not
4,5,6,7 (CVG                                       Applicable    Applicable   Active            Determined     Determined
Contract)

Santa Elena, San     1,763       Not Applicable        Not           Not      Exploration/          Not            Not
Miguel, Carabobo                                   Applicable    Applicable   Inactive          Determined     Determined
(Contract:
ACOMISUR)

San Gregorio         1,321(6)    1.1 MM tonnes       $325/oz       63,100     Production/         Current        1 year
(Concession)                     @ 1.7 g/t                                    Active
-------------------------------------------------------------------------------------------------------------------------

(1) Does not include Crystallex's interest in the Mineiro Concession, Knob Hill Property, and other properties.
(2) Estimates for each deposit meet both SEC Industry Guide 7 and Canadian definitions of reserves. The reserves as stated are estimates of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery
(3) The metallurgical recovery factor for each reserve is as follows: San Gregorio 92%; Albino Underground 92%; Tomi Underground 95%; Tomi Open Pits 94%; and La Victoria 85%.
(4) There are no material currency conversion factors used to estimate Crystallex's reserves.
(5) All reported reserves are planned to be mined out within the period of existing concession agreements or within the time period of assured lease renewal periods. Crystallex has the required permits to mine all the reserves disclosed in this chart, except for La Victoria, where Crystallex has permits to mine the reserves that under its current mining plan are sufficient through 2004 and expects to receive the permits to access the balance of these reserves by the end of 2003.
(6) Does not include 1,087 hectares of the surface estate within the project area that Crystallex owns outright and an additional approximately 20,000 hectares that Crystallex controls of exploration rights of prospective mineral lands in northern and southern Uruguay.
(7) Does not include 8,547 hectares of undeveloped land held under CVG contract and 44,438 hectares of exploration land.

                               [GRAPHIC OMITTED]

The Albino Concession
---------------------

Company Interest and Authorizations

Title to the Albino Concession was granted by the MEM to Mr. Alvino Bonucci Gabianelli, a Venezuelan national, on February 25, 1988. Crystallex Venezuela obtained the Albino Concession following Crystallex's final payment to Mr. Bonucci in January, 1998.

Crystallex currently holds both surface and veta (underground) rights to the Albino Concession, allowing it to extract gold and diamonds from a 500-hectare area. Surface rights were originally granted on February 29, 1988 for a ten-year period, renewable in 10-year increments for up to a total aggregate of 40 years. The rights renewed effective August 18, 1998 for an additional 10-year period. Veta rights were granted in November, 1998 for an initial 10-year period, renewable for the same duration up to a total aggregate of 40 years.

In November, 1998 the Ministry of Energy and Mines of the Venezuelan government approved the grant of concession rights for deep rock mining at the Albino concession. Prior thereto, Crystallex had only been permitted to mine the open pit alluvial gold deposits at Albino. The approval to mine deep rock will enable Crystallex to access the main underground ore located beneath the alluvial deposits. Mine Development Associates, an independent mining consulting firm, completed a detailed Feasibility Study in 2001 that showed underground mining is economically feasible at current gold prices.

Property History

The Kilometre 88 region of Bolivar State, Venezuela, has a production history of alluvial gold dating back to the turn of the century. It is estimated that substantial amounts of gold were extracted by local miners from river gravels and saprolite using hydraulic, sluice, and mercury amalgam methods.

In late 1992, Crystallex become involved in the exploration and subsequent development of the Albino concession. Following an initial program of mapping, soil sampling, ground magnetometer and IP surveys, drilling began in 1993 to test for continuity of gold mineralization along the Conductora-Aguao 2 trend. Between 1993 and 1998, 268 holes were drilled totaling 30,164 metres. Saprolite mining on the Conductora zone was initiated in 1994 and lasted through 1998. In 2001, Mine Development Associates made an estimate of the Albino Concession's ore reserves. See - Ore Reserves.

Location and Access

The Albino mine is accessible by good gravel road, two and a half miles west of the village of Las Claritas off Kilometre 85 of the paved interstate highway linking Puerto Ordaz to the Brazilian border. Rainfall is approximately 15 feet per year.

Area Description

The Albino Concession is a 500-hectare concession. The Concession is immediately contiguous to the south and east of Las Cristinas 4 and 5 Concessions and to the north of Crystallex's Carabobo Concession.

Royalty Payments

The Albino Concession is subject to a net smelter return royalty, payable to MEM, of 4% of the value of gold sold (based on the London Metal Exchange price) and 7% of the value of diamonds. MEM has, however, reduced the royalty for gold to 1% for the Albino Concession for an indefinite period, but there can be no assurance that such reduction will continue to apply.

MEM Option to Acquire 20% Interest of Albino Concession.

The Albino Concession requires Crystallex to sell to an entity that MEM designates, if MEM requests at any time during the life of the concession, a twenty percent (20%) interest in any company used to mine and develop the concessions. Crystallex believes that other Venezuelan concessions contain similar provisions but that MEM has not exercised its options to date. Crystallex may in the future acquire additional concessions in Venezuela that have similar provisions. Crystallex cannot determine at what price, if any, the designated entity would be required to pay for the shares representing this 20% interest or whether the MEM would even require such shares to be transferred to its designated entity.

Environmental Matters

The property is located in a tropical rain forest. Previous mining activity by local artisan miners had stripped large areas of trees, although rapid natural reforestation is apparent in the area. Mining activity is governed by various local, State and Federal laws which require submission of an annual mining plan to the environmental agencies as well as permission to operate in the area. Inspections have been made from time to time by governmental authorities. Crystallex is pursuing a voluntary program of reforestation as its work progresses and does not anticipate any other reclamation expenses.

Local Geological Setting

The Albino Concession is in an area of low relief and moderately dense tropical rainforest jungle. Actual outcrops of rock are rare. The rainy season is from May to October. The area rivers flood during the rainy season but the property is not affected by flooding.

The Albino Concession is underlain by supracrustal rocks of a lower Proterozoic greenstone belt. Due to intense tropical weathering that characterizes the region, the original bedrock has been saprolitized to depths of 30 meters to 60 meters below surface. Consequently, there is no hard rock outcrop on surface. Interpretations of the original protholith based on examination of drill core indicate that the main lithologic units underlying the property are porphyritic and fragmental pyroclastic rocks of andesitic to basaltic composition; fine grained, aphanitic to amygdaloidal mafic volcanics; porphyritic diorite, and late diabase dykes.

Alteration assemblages at the Albino Concession occur within northeast trending zones of shearing and quartz veining and include carbonate, chlorite, sericite, silica, tourmaline and pyrite.

Mineralized Zones

Mineralization at the Albino Concession is predominantly found in north-east trending shear zones and quartz veins located in the western portion of the concession.

The main mineralized system, known as the La Conductora - Aguao 2 shear, is a 2 meter to 15 meter wide ductile-brittle zone of mineralization which has been traced by drilling over a strike length of 750 meters and to vertical depths of 250 meters. The mineralized system is open at depth and to the southwest. The shear zone, which dips moderately to the northwest, is developed near the contact between supracrustal rocks and dioritic intrusives. Gold mineralization within the northern portion of the shear zone occurs within a pervasively silicified, pyritized and carbonatized mylonite zone, locally cut by quartz veins and quartz-carbonate veinlets. The southern two-thirds of the shear zone are characterized by the presence of thick auriferous quartz veins within envelopes of mineralized schist. The highest gold values within the La Conductora-Aguao shear correlate with quartz-albite veinlets and pyrite content.

The second most important mineralized system at Albino is a northeast trending shear known as the Medina 3 Zone. This zone consists of strongly foliated, pyrite-bearing schists with intercalations of quartz vein stringers and schists. The zone has been traced by trenching and drilling over a strike length of 500 meters.

Other mineralized zones at Albino include the Medina 1 Zone, the Salazar Zone, the Southern Extension of the Aguao shear, and a number of geochemical anomalies characterized by erratic gold values in quartz veins.

Ore Reserves

Ore reserves (proven and probable) at December 31, 2002 are summarized below:

                           Ore Tonnes       Grade            Contained
                            (000's)         (g/t)            Gold (ozs)
         Proven               82            14.8              39,100
                              --            ----              ------
         Probable             97            14.7              45,600
                             ---            ----              ------
         Total               179            14.7              84,700

The Albino Proven and Probable underground mining reserves were calculated using an 8 gpt cutoff. The underground reserves are defined within the mine plan as follows. The economic cutoff was based on the following criteria:

         o  Gold price of US$270 per ounce
         o  Metallurgical recovery of 92%
         o  All in mining, transportation, and G&A cost of US$55.44 per tonne
         o  5.9% royalty and refining fees

The resulting calculation was then rounded up to the nearest even g/t.

The ore reserves were estimated by Mine Development Associates, an independent mine engineering company based in Reno, Nevada, utilizing the mineral deposit data estimated by the same company. The reserve estimate is based on an IDW block model using appropriate geostatical indicators.

Mineral Deposit

The following table presents the mineral deposit for Albino at December 31, 2002:

                         Tonnes              Grade
                         (000's)             (g/T)

                          3,319               4.0

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility. The Mineral Deposits for the Albino Concession include the proven and probable gold reserves discussed above.

The Mineral Deposit was calculated by Mine Development Associates using the cross-sectional polygonal method with a cutoff grade of 1.0 g/t

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 meters apart, and the drill spacing within the sections is 25 meters.

Past Operations

From 1994 to 1998, Crystallex operated an open pit mine which involved the mining of surficial material from shallow pits and the processing of the ore in a 250 tpd mill. The mill was originally constructed in Northern Saskatchewan and re-assembled at Albino without a crushing plant because of the friable nature of the ore. During a 5-year period (1994 to 1998), 41,259 ounces of gold were produced at Albino. Mining ceased in 1998 when the open pit reached bedrock. No further production from Albino has taken place since that time.

-------------------------------------------------------------------------------
GOLD PRODUCED - OUNCES
-------------------------------------------------------------------------------
1994                1995           1996           1997          1998
-------------------------------------------------------------------------------
5,971               16,391         4,593          10,053        4,251
-------------------------------------------------------------------------------

Current Operations

The operations at Albino were put on care and maintenance during 1998 due to low gold prices and hard rock rights (Veta rights), which had not at that time been granted. Veta rights were granted in November, 1998.

A Feasibility Study, completed by MDA in 2001, evaluated the viability of an underground mining operation at the Albino property. The Feasibility Study demonstrated the viability of operating a small underground mine to access the high grade portion of the orebody. At the time, it was planned that the Albino ore would be processed at the Revemin mill, approximately 250 kilometres away.

The Company is currently evaluating the alternative of processing the ore at the planned Las Cristinas mill which will be located immediately to the north and west of the Albino property.

Bolivar Goldfields Properties - The Tomi Mining Concession and Revemin Mill
---------------------------------------------------------------------------

The 500 hectare Tomi concession and the Revemin mill are the principal assets of Minera Bonanza S.A. Minera Bonanza is a wholly owned indirect subsidiary of Crystallex, acquired on July 27, 2000 from Bolivar Goldfields Ltd. Crystallex's acquisition of Minera Bonanza also included 44,438 hectares of exploration land.

         The Tomi Mining Concession
         --------------------------

The Tomi concession contains four adjoining deposits known as MacKenzie, Charlie Richards, Milagrito, and Fosforito. The ore from the Tomi mine is processed at the Revemin mill, located 21 km southwest of the Tomi mine. The Revemin mill is a conventional C.I.L facility with a nominal capacity of 1,500 tpd.

Location, Access, Infrastructure

The Tomi concession is located in Bolivar State, 16 km northeast of El Callao. El Callao is the population center of the El Callao gold camp that was established in the 19th century. The concession is accessed by a 6 km gravel road branching off the interstate highway linking Puerto Ordaz, the main commercial center of Bolivar State, to the Brazilian border.

Tomi infrastructure includes site roads, plant buildings, service buildings, assay lab, water, sewage, tailings pond and related infrastructure items. Diesel generators supply power to the mine, although a power line is available 6km from the mine.

Property History

Exploration activities at Tomi date back to the turn of the century, as witnessed by several small open cuts and some shallow underground workings in the Charlie Richards and Mackenzie areas. Also, some artisanal mining took place between 1930 and 1965. Modern exploration on the property only began in 1993 when Bolivar Goldfields Ltd completed the acquisition of the Tomi concession and adjoining Belen and Dividival I and II concessions

The initial exploration work by Bolivar Goldfields consisted of a 100m x 100 m soil sampling program and an airborne geophysical survey (magnetics and radiometrics). The soil sampling program led to the definition of a strong anomaly, 1,600 m long and 700 m wide, which was subsequently investigated by 9,000 metres of mechanized trenching and 8451 metres of reverse circulation and diamond drilling in 78 holes. Most of the drilling was carried out in 1994 and 1995. The exploration work culminated in a feasibility study by Kilborn Inc. of Toronto, Canada in 1996.

Mining at Tomi began in mid 1998 at the MacKenzie pit. In August 2000, Crystallex completed the acquisition of Bolivar Goldfields' Venezuelan assets and took control of the mining operations.

In the fall of 2001, Crystallex embarked on a 4,456 meter diamond drill program aimed at developing underground reserves below the Charlie Richards Pit. The results of a Feasibility Study conducted for Crystallex by Mine Development Associates were reported in October, 2001. The Feasibility Study for the Charlie Richards underground deposit concluded that the deposit can be economically mined.

Geology and Mineralization

The Tomi concession is located in the Lower Proterozoic El Callao greenstone belt, a succession of mafic (ultramafic) volcanic piles overlain by intermediate to felsic volcanics, volcaniclastics and sediments. The main rock types at Tomi are deformed volcaniclastic rocks and gabbroic sills.

Gold mineralization on the property is essentially confined to zones of intense folding and shearing within the gabbroic sills. At MacKenzie, Charlie Richards and Milagrito gold mineralization consists of quartz-veined, silicified, carbonatized and pyritized zones occurring along the hinges and limbs of antiforms plunging 45(Degree) to the east. At Fosforito, gold mineralization occurs along an easterly dipping shear zone.

Ore Reserves

Ore Reserves (Probable) as of December 31, 2002 are summarized below:

                                     Ore Tonnes      Grade       Contained
                                     (000's)         (g/T)       Gold (ozs)

         Tomi Open Pits                931            2.9          86,900
         Tomi  Underground             163           14.5          75,800
         (Charlie Richards)

The ore reserves for the underground portion of the Charlie Richards deposit were calculated by Mine Development Associates using a gold price of US$265, and a cutoff grade of 5.0 g/t Au. The ore reserves for the open pits were estimated using a cutoff of 1.0 g/t Au. The open pit calculations are based on a gold price of US$300/ounce. The open pit reserves were estimated by Nick Suter, Chief Mine Geologist of Crystallex and verified by Dr. Luca Riccio, P. Geo., Vice President Exploration of Crystallex.

Mineral Deposit

The Mineral Deposit for the Tomi Concession is as follows as of December 31, 2001:

                                  TONNES             GRADE
                                  (000's)            (g/T)

                                   1,793              4.1

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility. The Mineral Deposits for the Tomi Concession include the probable gold reserves for both the open pit and underground deposits discussed above.

The Mineral Deposit of Charlie Richards was calculated by Mine Development Associates, Reno, Nevada. The calculations were made employing the Medystem block model. The mineral deposit is reported at a cutoff grade of 1.0 g/t Au.

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 meters apart, and the drill spacing within the sections is 25 meters.

Production Statistics (since acquisition by Crystallex)

-------------------------------------------------------------------------------
100% Basis                                  2002            2001         2000(1)
-------------------------------------------------------------------------------
TOMI OPEN PIT (100% CRYSTALLEX)
Tonnes Ore Mined                          25,644         120,876        193,305
Tonnes Waste Mined                         2,908         479,614        835,806
Tonnes Ore Processed                      27,998         122,000        187,000
Average Grade of Ore Processed (g/t)        3.01             3.1            4.0
Recovery Rate (%)                             87%             92%            95%
-------------------------------------------------------------------------------
Production (ounces)                        2,347          11,132         22,676
-------------------------------------------------------------------------------

(1)  For the portion of the year controlled by Crystallex.

Only 2,347 ounces of gold were recovered from the Tomi open pit deposits in 2002 as the focus of activity on the Tomi concession was the development of the high grade underground mine below the Charlie Richards pit. Open pit mining activity was principally limited to mining ore from the Milagrito pit. This was undertaken to partially compensate for the shortfall of ore from the La Victoria mine during the first quarter of the year.

Tomi (Charlie Richards) Underground Mine

Production from the first main mining stope at new Tomi underground mine started during the second quarter of 2003. Tomi is a small, high grade, underground mine developed below the surface of the Charlie Richards pit. The average reserve grade is 14.5 grams per tonne. Ore from the Tomi underground mine is trucked approximately twenty one kilometres to the Revemin mill for processing. The Tomi ore does not have the same sulphide metallurgical characteristics as the La

Victoria ore and recoveries of gold from Tomi are expected to exceed 90%.

Production is not forecast to approach design levels until later in the fourth quarter of 2003 because insufficient capital during the first quarter limited development work to the first mining stope. Development work has resumed in the second quarter and production is subsequently expected to reach a level of about 30,000 ounces per year beginning in 2004. During 2003, approximately US$2.3 million of capital is planned for underground mining equipment and ramp development.

Financing

Crystallex acquired all of Bolivar's assets in Venezuela, through the purchase of the stock of Bolivar's wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing. Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance. Crystallex has combined payments under its bank debt with the payments under the loan it assumed upon its acquisition of the San Gregorio property (see The San Gregorio Gold Mine - Financing) and has extended payment dates to reflect more appropriately anticipated production from Venezuelan assets that Crystallex controls. The final maturity of the credit facility is scheduled for 2006.

The loan provides limited recourse to Crystallex and certain of its subsidiaries. In consideration of amendments to the loan agreement with SBL to coordinate Venezuelan production from all sources with payment dates, Crystallex has agreed to provide to SBL a security interest in certain shares and assets held by Crystallex as a result of Crystallex's acquisition of a controlling interest in the El Callao properties. This will provide Crystallex with additional flexibility as it coordinates production from mine sites in Venezuela.

         Revemin Mill
         ------------

The Revemin mill is a conventional CIP facility capable of treating 1,500 metric tons of ore per day. The Revemin mill processes ore from the La Victoria and Tomi mines as well as ore purchased from independent miners on nearby concessions.

Revemin Mill Production

--------------------------------------------------------------------------------
100% Basis                                       2002        2001        2000
--------------------------------------------------------------------------------
REVEMIN MILL
La Victoria Ore Processed (tonnes)            326,572     297,000         N/A
Tomi Open Pit Ore Processed (tonnes)           27,998     122,000     187,000
Purchased Material Ore Processed (tonnes)      12,339      19,000       3,000
--------------------------------------------------------------------------------
Total Ore Processed (tonnes)                  366,909     438,000     190,000
Head Grade of Ore Processed (g/t)                 3.0         3.4         4.1
Total Recovery Rate (%)                           79%         90%         95%
Total Gold Recovered (ounces)                  27,841      42,690      23,538
--------------------------------------------------------------------------------
Cost Per Tonne of  Ore Processed               $10.50       $9.08       $8.32
--------------------------------------------------------------------------------

During 2002, ore from La Victoria accounted for approximately 90% of the ore processed by the Revemin mill. The balance comprised small quantities of open pit ore from the Tomi concession and ore purchased from independent miners working nearby concessions.

The Company has commenced a program to expand the processing rate of the Revemin mill to 1,800 tonnes per day at a capital cost of approximately US$2.6 million. The program will be undertaken in two stages; the first stage is designed to improve gold recoveries from the La Victoria ore and the second stage will expand the processing rate from 1,500 tonnes per day to 1,800 tonnes per day. Approximately half of the capital cost is budgeted for improving recoveries by adding a flotation circuit and regrind mill. The first stage is scheduled for completion by the end of 2003, while the expansion in processing capacity will be undertaken during 2004.

Upon completion of the flotation circuit and expansion and when the La Victoria and Tomi underground mines are operating at design rates, ore to Revemin will be supplied from La Victoria at the rate of about 1,550 tonnes per day and from Tomi at 250 tonnes per day.

In 2002, a new 3,000 tonne per day crusher was installed at the La Victoria pit in conjunction with the mill expansion. The crusher has capacity to support a second phase expansion of the mill. The new crusher eliminates both the bottlenecks that were experienced with the existing installed crushing equipment at the mill, and the necessity of transporting oversized material to the mill, thereby reducing the maintenance cost on the highway haul trucks.

Las Cristinas 4, 5, 6 and 7
---------------------------

On September 17, 2002, the Company entered into a mining agreement (the "Agreement") with the Corporacion Venezolana de Guayana (the "CVG"), acting under the authority of the Venezuelan Ministry of Energy and Mines ("MEM") and pursuant to Venezuelan mining law, under which the Company has been granted the right to develop the Las Cristinas 4, 5, 6 and 7 gold deposits (the "Las Cristinas Deposits") in the Municipality of Sifontes, Bolivar State, Venezuela. The CVG is the state organization responsible for the development of all natural resources in Bolivar State, with the exception of oil.

Background

The Agreement represents the culmination of a long-standing effort by the Company to obtain the mining rights for, and gain possession of, the Las Cristinas Deposits. The Company has for several years been involved in the enforcement of its title rights to the Las Cristinas 4 and 6 concessions. One of the obstacles to the enforcement of those rights was the mining contract (the "MINCA Contract") granted in 1992 by the CVG to Minera Las Cristinas, C.A. ("MINCA"), a joint venture company owned by the CVG and Placer Dome Inc. ("Placer Dome") for the development of the Las Cristinas Deposits. In November 2001, the CVG cancelled the MINCA Contract. In March, 2002 the MEM declared that the MINCA Contract was terminated and reassumed control of those mining rights. Although those actions did not have any effect on The Company's title claim to the Las Cristinas 4 and 6 concessions, the result of those actions was that all assets impacted by the MINCA Contract reverted to the Republic of Venezuela. Under an agreement between the MEM and the CVG dated May 16, 2002, the CVG was authorized by the MEM to contract for the development and exploitation of the Las Cristinas Deposits and for the use of the related assets including reports, data and existing infrastructure. The Company was selected by the CVG as the party to develop the Las Cristinas Deposits and entered into the Agreement with the CVG on September 17, 2002. The Company has been advised by its Venezuelan counsel that the Agreement has been entered into in accordance with all applicable Venezuelan laws and under the authority granted to the CVG by the MEM. As the Agreement provides the Company with all legal authority necessary to take possession of and develop the Las Cristinas Deposits, including the commercialization and sale of gold, it is no longer necessary for the Company to proceed with its various legal actions seeking to enforce its title rights to the Las Cristinas 4 and 6 concessions.

Highlights

         o Definitive Mining Operation Contract signed with the Corporacion Venezolana de Guayana, ("CVG") in September, 2002.
         o Reports of the National Assembly in Venezuela confirm the legal and administrative process underlying the Mining Operation Contract.
         o Independent Reserve and Resource report from Mine Development Associates completed in April, 2003.
         o  Measured and Indicated Resources of 15.3 million ounces of gold.
         o  Proven and Probable Reserves of 9.5 million ounces of gold.
         o  Mineralization open at depth.
         o Feasibility Study awarded to SNC-Lavalin. Scheduled for completion by September, 2003.
         o Metallurgical and pilot plant testing underway at SGS Lakefield Research Limited and McGill University.
         o  Environmental Impact Assessment to be conducted by SNC-Lavalin.
         o  Environmental and mining permits to be arranged by the CVG.
         o  Deutsche Bank mandated as project finance debt advisor.
         o  Commenced work on social programs for communities in the region.
         o Power for the project is available from a new electrical substation near the Las Cristinas site.

Overview

Las Cristinas represents an unparalleled growth opportunity for Crystallex. With current proven and probable reserves of 9.5 million ounces included in a resource of 15.3 million ounces, Las Cristinas is one of the largest undeveloped gold deposits in the world. The deposits have the potential to become a large, low cost and long life mining operation.

The Las Cristinas property is located in the southeast corner of Venezuela in Bolivar State at Kilometre 88, a region with a history of gold mining. Las Cristinas is approximately 670 kilometres south of Caracas and 370 kilometres by paved highway south-southeast of Puerto Ordaz, a port city on the Orinoco River with access to the Atlantic Ocean. A six kilometre dirt road connects the Las Cristinas site to the paved highway. Las Cristinas consists of four concessions; namely Las Cristinas 4, 5, 6 and 7.

Mining Operation Contract

On September 17, 2002, Crystallex and the CVG signed a definitive Mining Operation Contract (MOC) for the development of Las Cristinas 4, 5, 6, and 7. The MOC provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOC is available on Crystallex's website, (www.crystallex.com).

The MOC has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the Ministry of Energy and Mines. A report in late February, 2003 from the Commission of Energy and Mines of the National Assembly of Venezuela confirms the legal and administrative process by which the contract rights of Minca, a previous partner with the CVG, were terminated, and the process by which the related assets were repossessed by the Republic of Venezuela, and by which the Government, through the CVG, entered into the Mining Operation Contract with Crystallex.

Highlights of the Mining Operation Contract include:

         o  All reserves and production are for the account of Crystallex.
         o Initial term of 20 years, with two renewal terms, each for ten years.
         o  Compensation to the CVG consists of the following:

            - US$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.
            - A royalty based upon the value of monthly gold production as follows:
                 i. a royalty of 1% at a gold price less than US$280 per ounce;
                ii. a royalty of 1.5% at gold prices from US$280 to less than
                    US$350 per ounce;
               iii. a royalty of 2% at gold prices from US$350 to less than
                    US$400 per ounce; and
                iv. a royalty of 3% at gold prices greater than US$400 per ounce.
            - An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

         o The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications.

         o Throughout the term of the Mining Operation Contract, Crystallex will provide certain special programs which are intended to create employment for the region and provide training programs, provide technical assistance to local small miners associations, improve community health care facilities and make various infrastructure improvements to water sewage and roads. Crystallex agreed to hire 75 employees by the end of 2002 and an additional 50 employees by the end of 2003.

         o Crystallex is to present a Feasibility Study by September, 2003 to the CVG for its approval.

Reserves and Resources

Independent estimates of the gold resources and reserves for Las Cristinas were prepared by Mine Development Associates, ("MDA") of Reno, Nevada. Its estimate of March, 2003 relied on original data and represents the first independent work conducted by Crystallex on the property. MDA's reserve and resource work will be incorporated into the comprehensive Feasibility Study.

Resource and reserve estimates were calculated in accordance with CIM Standards and National Instrument 43-101. At a cut-off grade of 0.5 grams of gold per tonne the Measured and Indicated Resources are 439 million tonnes at an average grade of 1.1 grams per tonne containing 15.3 million ounces of gold.

Reserve calculations are based on the Measured and Indicated resources using a gold price of $325 per ounce and cut-off grades ranging from 0.5 grams per tonne of gold to 0.66 grams of gold per tonne. In-pit reserves were estimated at 223 million tonnes grading 1.34 grams per tonne containing 9.5 million ounces of gold.

Feasibility Study

SNC-Lavalin Engineers & Constructors Inc., ("SNCL") has been engaged to undertake a bankable Feasibility Study for the design, construction, and development of Las Cristinas. SNCL's Feasibility Study is proceeding on the basis of an initial 20,000 tonne per day operation. The plant design will allow an increase of capacity at a future date. MDA has been awarded the mandate for the Geology and Mine sections of the Feasibility Study. Metallurgical testwork is underway at SGS Lakefield Research Limited and McGill University. The Feasibility Study is scheduled for completion by September, 2003.

An Environmental Impact Study (EIS) is included in the scope of SNCL's mandate. The EIS will progress in parallel with the Feasibility Study engineering and the subsequent basic and detailed engineering stages of the project. The final EIS will be prepared to meet World Bank standards.

Project Finance Advisory Mandate

Crystallex engaged Deutsche Bank in April, 2003 as exclusive advisor for arranging project debt financing for Las Cristinas. It is envisioned that the financing required for development of Las Cristinas will be a combination of limited recourse project finance debt provided by international commercial banks, export credit agencies and multilateral agencies, mezzanine debt and Crystallex equity.

Crystallex Rights Plan

Crystallex's Board of Directors adopted, and the shareholders approved, a rights plan ("Rights Plan"), in part, to prevent third parties from exploiting the situation created by Crystallex's original acquisition of the Cristinas 4 and 6 Concessions in Venezuela. The purpose of the Rights Plan is to give adequate time for shareholders of Crystallex to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares and to discourage unfriendly takeover attempts.

The effect of the Rights Plan, when triggered, is that each current Crystallex shareholder will have the right to purchase, for the exercise price of the rights, Crystallex's common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the rights will be equal to five times the prevailing market price at a specified time. The Board of Directors believes that the adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Crystallex and its shareholders.

El Callao Properties - The Lo Increible Deposits
------------------------------------------------

The Lo Increible gold property is located adjacent to Crystallex's Revemin mill in El Callao. The project consists of two adjacent claims aggregating 9,704 hectares. Six deposits have been identified on the property, the largest of which is the La Victoria deposit. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both US$16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold's royalty on the project's cash flow. Crystallex owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex. Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 75% to 87.5% of such net income.

Location, Access, Infrastructure

The properties are located three kilometers north of El Callao and 15 km south of Guasipati. Access to the claims is via the paved interstate highway and a number of subsidiary gravel roads. The project area lies partly in savannah and partly in low tropical rain forest at elevations in the 150 m to 225 m range.

The infrastructure of the project is excellent. In addition to roads, a major power line crosses the property. Water is abundant and fuel costs are low.

Property History

The Lo Increible gold belt has been partially exposed by some 86 hardrock gold workings spread along the belt. None of these working are more than 25 metres deep. Despite the El Callao district's production history and Lo Increible's extensive surface workings, little modern exploration had taken place until the El Callao Mining Corp. began working on the district in late 1993. El Callao's work initially included regional-scale mapping, airborne magnetic and radiometric surveys, soil and rock sampling, extensive mechanized trenching, and detailed sampling in selected areas. Areas of interest were evaluated by 10,413 metres of reverse circulation drilling in 1994. This RC program led to the definition of priority targets that were subsequently tested by diamond drilling.

In 1997, El Callao Mining commissioned MRDI, an independent engineering firm based in San Mateo, California, to conduct a resource estimate of the Lo Increible deposits based on a data base of 49,377 meters of drilling in 302 holes. The resource estimate was completed in 1998 and subsequently revised in 2000 based on the information provided by 19 additional holes totaling 1,925 meters.

In addition to the geologic resources defined by this drilling, El Callao's work led to the identification of several mineralized zones with potential for open pittable mineralization.

In late 2001, Crystallex completed 2,893 meters of diamond drilling in 36 holes at La Victoria. The drilling was primarily aimed at upgrading the reserves within the central portion of the La Victoria deposit. The results confirmed the continuity of mineralization throughout the entire mineralized panel. They also indicated the presence of a thick, high grade ore shoot defined by broad mineralized intervals in holes LV01-003 (20.50 meters of 14.10 g/t Au) and LV01-13 (17.20 meters of 4.41 g/t Au followed by 33.10 meters of 8.07 g/t Au).

The results of this drill program were incorporated in a new reserve and mineral deposit estimate that was completed on February 28, 2002.

Geology and mineralization

The Lo Increible project is located in the heart of the El Callao Greenstone belt gold producing region of Venezuela. The greenstone sequence consists of a volcano-sedimentary pile of Lower Proterozoic age comprised of a basal unit of basaltic rocks, a middle unit of intermediate to felsic volcanics, and an upper unit of clastic sediments. The main feature of the Lo Increible project is a major NNE to NE trending shear system which extends over a distance of 15 km and contain numerous historical gold workings.

Gold mineralization within the Lo Increible belt is associated to shear-vein systems characterized by intense hydraulic brecciation, silica flooding, carbonate-sericite alteration and sulphidation (pyrite and subordinate arsenopyrite). Exploration work by EMC has led to the definition of six separate deposits known as La Victoria, La Cruz ("LC"), El Tapon ("T"), Sofia ("S"), La Loca ("LL") and El Extranjero ("E").

La Victoria is the largest deposit identified to date on the property. It consists of several stacked mineralized zones that dip 35(Degree) to the east and have been traced for 750 metres along strike. The main zone of mineralization ("Main Zone") has an average true thickness of 20 metres and is characterized by a pinch-and-swell distribution of gold mineralization. La Cruz deposit consists of subparallel shear-hosted mineralized bodies dipping 60(Degree) to the southeast. The best developed zone within this deposit is 3 m to 25 m thick and has been traced for 600 m along strike. El Tapon and La Sofia are rod-like deposits with average thicknesses of 9 m to 12m. They have been traced 200 m to 250 m down-plunge. The La Loca deposit is a shallow dipping (35(Degree)), 5 m to 10 m thick mineralized zone with a known strike length of 100 m. The El Extranjero deposit comprises two steeply dipping mineralized zones ranging in thickness from 2 m to 20 m. To date the deposit has been traced over 250 m along strike and 120 m down dip.

Ore Reserves

Ore reserves (probable) at the Lo Increible project as of December 31, 2002, are summarized below:

---------------------------------------------------------------------------------------------
                           CANADIAN STANDARDS                        U.S. STANDARDS
---------------------------------------------------------------------------------------------
                  ORE              CONTAINED              ORE             CONTAINED
                  TONNES    GRADE  GOLD                   TONNES   GRADE  GOLD
   DEPOSITS       (000'S)   (G/T)  (OZS.)                 (000'S)  (G/T)  (OZS.)
---------------------------------------------------------------------------------------------
LC, T, S, LL,
E (1)              2,219     3.3    235,400                  --      --      --
---------------------------------------------------------------------------------------------
La Victoria (2)    3,925     3.0    377,200                 3,925    3.0   377,200
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Total Lo
Increible          6,144     3.1    612,600                 3,925    3.0   377,200
---------------------------------------------------------------------------------------------

(1) The reserves for these five Lo Increible deposits (LC, T, S, LL, E) were estimated by members of Bema's technical staff as part of an internal pre-feasibility study published in March 1999. These reserves were estimated based on the open pit optimization of mineralized material calculated by MRDI. The ore reserves were calculated using a cut off grade of 1.00 g/t Au and a gold price of US$325 per ounce. Bema's estimates qualify as reserves in accordance with Canadian National Instrument 43-101. However, they do not qualify as reserves for United States reporting purposes, since SEC Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the U.S. Securities and Exchange Commission staff, requires completion of a full feasibility report in order to classify mineralization as reserve. Accordingly, for U.S. reporting purposes, the mineralization at LC,T,S,LL, and E is classified as Mineral Deposit.

(2) The reserves of the La Victoria orebody, which meet both U.S. and Canadian reserve definition standards, were calculated by Nick Suter, Chief Mine Geologist and were verified by Dr. Luca Riccio, P. Geo., Vice President Exploration of Crystallex. The reserve estimate was based on the open pit optimization of the Mineral Deposit calculated by Crystallex. The La Victoria reserves were calculated at a cut off grade of 1.0 g/t Au and a gold price of US$300 per ounce.

Mineral Deposit

Tabled below are the Mineral Deposit estimates for the Lo Increible concession at December 31, 2002:

                                            Tonnes       Grade
                                            (000's)      (g/T)

         LC, T, S, LL, E                    3,761         3.7
         La Victoria                        5,122         3.2

         Total Lo Increible                 8,883         3.4

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility. The Indicated Resources and Mineral Deposits for La Victoria exclude the probable gold reserves discussed above. As discussed note 1 to the table in Ore Reserves, the mineralization at LC,T,S,LL, and E is classified as Mineral Deposit for U.S. purposes.

The Mineral Deposits of five of the six Lo Increible deposits were estimated by MRDI in 2000. The Mineral deposit of La Victoria was estimated by Crystallex's technical personnel using the pre-existing data base as well as an additional 2,894 meters of core drilling completed by Crystallex in 2001. All Mineral Deposit figures were estimated at 1.0 g/t Au cutoff.

For purposes of determining both reserves and mineralized deposits for La Victoria, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is in the range of 25 to 50 meters.

Production Statistics (since acquisition by Crystallex)

--------------------------------------------------------------------------------
100% Basis                                     2002          2001          2000
--------------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined(2)                         333,857       260,098           N/A
Tonnes Waste Mined                          937,949       613,210           N/A
Tonnes Ore Processed                        326,572       297,000           N/A
Average Grade of Ore Processed (g/t)            2.8           3.1           N/A
Recovery Rate (%)(3)                             76%           90%          N/A
--------------------------------------------------------------------------------
Production (ounces)                          22,548        26,504           N/A
--------------------------------------------------------------------------------

(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has a 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria concession is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the La Victoria debt is fully repaid, (approximately US$40 million). Presently, there is no distributable cashflow, and Crystallex reports all production for its account.
(2) Crystallex commenced mining at La Victoria in April 2001.
(3) The recovery of gold dropped in 2002 due to processing refractory sulphide ore. See 2002 Review below.

Crystallex has been mining ore from the La Victoria Pit since April, 2001. Ore from La Victoria is trucked about 10 kilometres for processing at the Revemin mill. .

La Victoria is the largest of six deposits on the Lo Increible concession located in Venezuela's El Callao gold district. Gold production from the La Victoria open pit mine was 22,548 ounces in 2002, down from 26,504 for the nine months La Victoria was in operation during 2001. Lower than planned tonnes mined and processed, coupled with considerably lower recoveries and lower grades of ore processed, resulted in a significant shortfall of gold production from La Victoria in 2002.

In 2002, La Victoria accounted for almost 90% of Crystallex's ore production in Venezuela. Mining of waste and ore were, however, well below budget. Ore mined, at 334,000 tonnes, was only 68% of budget, while waste mined of 491,000 tonnes was just 49% of budget. The average mining rate for ore production was just over 900 tonnes per day which was inadequate to keep the Revemin mill operating at its available capacity of about 1,500 tonnes per day. Lower than planned mining of waste and ore were due, in part, to low equipment availability. Insufficient funding prevented the mining contractor at La Victoria from upgrading and maintaining his equipment fleet. Production was also reduced by mining mostly hard rock during the year after the depletion of the saprolite ore from the current mining area. This was compounded by a delay in receiving blasting permits and the lack of some production equipment until August. As discussed below, a large waste stripping campaign is planned this year to compensate for the lack of stripping in 2002.

Recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001. Recovery of gold has been significantly reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002. Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching. Further test work is required to accurately determine recovery levels. As described below, the Phase I Revemin expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit.

The grade of ore processed at 2.8 grams per tonne, although close to budget during 2002, was 10% lower than 2001 due to the depletion of higher grade saprolite ore in 2001.

The Kilometre 88 Area
---------------------

Crystallex currently holds or claims an interest or has the right to acquire an interest in properties located in or near Kilometre 88 on Interstate Highway 10, in Bolivar State, Venezuela. Interstate Highway 10 is a paved road in good condition that connects the city of Puerto Ordaz on the Caroni River with the Brazilian border. Puerto Ordaz, having approximately 400,000 inhabitants with most services and an important river port, is 220 miles away. Caracas, Venezuela's capital, is one hour away by air from Puerto Ordaz. Gravel roads lead from the highway to the Albino Concession, the Las Cristinas Concessions, the Carabobo Concession and the Santa Elena 7 and 8 Concessions, although to reach the Santa Elena Concessions it is necessary to cross a river by barge.

Airports capable of servicing small aircraft are located at the town of El Dorado, 55 miles to the north of the Albino Concession, and at Tumeremo, 100 miles to the north of the Albino Concession. Primary logistical support is available at Kilometre 88 or in the mining settlement of Las Claritas. Puerto Ordaz, located 220 miles to the north, offers full facilities for the acquisition of equipment and spare parts.

The properties are principally covered by tropical rainforest. The soil profile is typical of other tropical rainforest areas.

Mineiro Concessions
-------------------

Crystallex has not performed any mining activities on the Mineiro concession in Brazil.

The Santa Elena, Carabobo and San Miguel Concessions
----------------------------------------------------

In 1994, Crystallex attempted to purchase from ACOMIXSUR four mining concessions known as the Santa Elena 7 & 8, Carabobo and San Miguel 8 concessions, all located in Bolivar State, Venezuela. In 1995, the Ministry of Energy and Mines gave notice that it would not accept notice of the proposed transfers of these concessions. Later in 1995, Crystallex brought a lawsuit challenging that decision by the MEM. On August 7, 2001, the Supreme Tribunal of Justice issued a decision declaring the prescription (termination) of a multitude of inactive lawsuits, including the Crystallex lawsuit. In the meantime, Crystallex entered into a commercial joint venture with ACOMISUR, the successor to ACOMIXSUR, giving it an 80% interest in those properties. In view of that joint venture agreement, Crystallex has undertaken no action to reinstate its action in the Supreme Court. The joint venture allows for the commercial processing of ore from these properties (which has taken place at the Revemin mill), notwithstanding that a full drilling program has not yet been undertaken.

         Santa Elena Concessions
         -----------------------

The contiguous Santa Elena 7 and 8 Concessions occupy an area of 800 hectares. They are located in Bolivar State, Venezuela, 15 kilometres west of the Bolivar Interstate Highway and 16 kilometres north west of the community of El Dorado. Access is by a gravel, all weather road.

The concessions are centered on a multi-phase intrusive complex consisting of a barren, circular pyroxenite-gabbro plug surrounded by variably pyritized quartz diorite. The intrusive complex is flanked by a supracrustal sequence of acid to intermediate pyroclastics. The rocks are saprolitized to depths ranging from 5 meters to 40 meters.

Mineralization at Santa Elena occurs within shallow dipping fracture zones surrounding the barren pyroxenite, in multidirectional sets of high grade quartz veins, and in swarms of NNE trending quartz veinlets in quartz diorite.

Work by Crystallex in 1993 indicated potential for large low-grade Mineral Deposit on this property. One trench assayed 2.48 g/T Au over 100 meters. One hole drilled in the vicinity of this trench assayed 0.96 g/T Au over its entire 96-meter length.

         Carabobo Concession
         -------------------

The 462.5-hectare Carabobo Concession is located in the Kilometre 88 gold district and appends the Albino I Concession to the south. Access is provided to the property by a gravel road branching off the Bolivar Interstate Highway at Kilometre 87 and by a series of secondary roads passable by single traction vehicles during the dry season. The property is in an area of low relief and moderately dense tropical rainforest.

The Carabobo Concession is part of a northwesterly trending Precambrian greenstone belt consisting of metabasalts unconformably overlain by epiclastic and pyroclastic successions.

Existing geological information on the Carabobo Concession is based on mapping and soil sampling carried out by Company personnel over a cut grid consisting of a north south base line and 18 east west cross lines spaced 100 meters apart.

         San Miguel 8 Concession
         -----------------------

The 500 hectare San Miguel Concession is located approximately 10 Kilometres west of interstate highway 10 and 44 Kilometres north of Kilometre 88. There is no road access to the property. Artisan mining activities are known to have taken place at San Miguel. However, no exploration activity has been carried out by Crystallex.

The San Gregorio Mining Concession
----------------------------------

In October 1998, Crystallex acquired the San Gregorio property and mine, formerly owned by a subsidiary of Rea Gold. The San Gregorio project consists of an operating mine and approximately 20,000 hectares of mineral properties.

The San Gregorio mine commenced production in January 1997 and is currently producing gold at an average rate of approximately 65,000 ounces per year. It includes a mill facility with the capability to process 3,000 tonnes of ore per day.

Description and Location

The San Gregorio gold mine is located in the Rivera Province of northern Uruguay, near the town of Minas de Corrales, approximately 90 kilometers south of the major population center at the adjoining border cities of Rivera, Uruguay and Livramento, Brazil. Access to the project site from Montevideo, the capital city of Uruguay, is to the north on Route 5 via Tacuarembo and then eastward on Route 29 to the town of Minas de Corrales, a total distance of approximately 280 miles (450 kilometers.). A majority of the mine and plant operations personnel have been sourced from Rivera, Tacuarembo and Minas de Corrales.

The San Gregorio property is comprised of contiguous mineral concessions totaling 1,321 hectares (3,264 acres). The current Ore Reserves are contained within two mine exploitation grants, issued in November 1989 and June 1994, which are in effect for an initial, renewable term of 15 years. In addition, Crystallex owns outright 1,087 hectares (2,686 acres) of the surface estate within the project area and controls exploration rights on 20,000 hectares (49,400 acres) of prospective mineral lands in northern and southern Uruguay.

                               [GRAPHIC OMITTED]

Property History

Gold prospecting and mining activities in the San Gregorio area date back to the 19th century. Between 1895 and 1914, underground mining took place at San Gregorio, yielding 64,300 ounces of gold.

The San Gregorio mine remained idle until the mid 1980s when a number of companies began exploration work at San Gregorio. The project was acquired by American Resource Corp, Inc. ("ARC") in 1994 and put in production by Rea Gold in 1997 following the 1996 merger of ARC with one of Rea's wholly owned US subsidiaries. In early 1998, Rea Gold filed for bankruptcy in Canada.

Crystallex conducted a detailed evaluation of the mine, its assets, liabilities and ore reserves before acquiring the assets in October 1998.

Mineralization

The San Gregorio gold mine and the surrounding gold district are located in the western portion of a 110 Kilometre long and 35 Kilometre wide Precambrian inlier known as the Rivera Crystalline Island ("RCI"). The RCI is cut by prominent longitudinal breaks and shear zones which cross the entire length of this Precambrian inlier. Gold mineralization in the region is broadly associated to structural and lithologic elements. At San Gregorio mineralization occurs within dilatational sites of an E-W shear known as the San Gregorio Shear Zone and is best developed in areas where the shear zone cuts reactive dioritic rocks. Gold mineralization at San Gregorio consists of pyrite-bearing silica-carbonate replacements and quartz-kspar stockworks. Gold mineralization is characterized by low sulphide content (1- 4%) and is therefore non-acid generating.

Five deposits have to date been identified and outlined by drilling at the San Gregorio property: San Gregorio Main, East Extension, Santa Teresa, Santa Teresa West, and Santa Teresa North. In addition, Crystallex owns the Zapucay deposits located 20 km southeast of San Gregorio.

2001 Exploration Program

Crystallex exploration activities in the year 2001 included 312 Km2 of geologic mapping and accompanying soil sampling, lithogeochemistry and heavy mineral sampling. Most of the exploration work was concentrated within the western sector of the Rivera Crystalline Island. In addition, Crystallex acquired a 7,000 hectare prospecting permit covering portions of a very strong gravity/magnetic anomaly located in the Rocha district in the northeastern Uruguay.

Ore Reserves

Ore Reserves as of December 31, 2002 are summarized below:

--------------------------------------------------------------------------------
ORE RESERVES
(PROBABLE)                     Ore Tonnes        Grade          Contained
                               (000's)           (g/t)          Gold (oz)
--------------------------------------------------------------------------------
San Gregorio Project            1,122             1.7            63,100

The Ore Reserves were calculated using a 0.7g/t Au cutoff and a gold price of $ 325/ounce.

The Ore Reserves were calculated by members of San Gregorio's technical staff using Medsystem modeling techniques.

Mineral Deposit

Mineral Deposit for the San Gregorio deposits as of December 31, 2002 is summarized below:

--------------------------------------------------------------------------------
MINERAL DEPOSIT
                                   Tonnes              Grade
                                    (000's)             (g/T)
--------------------------------------------------------------------------------
San Gregorio Project               9,256                1.1

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.The Mineral Deposits for San Gregorio project include the probable gold reserves discussed above.

The Mineral Deposit of San Gregorio was calculated by members of Minera San Gregorio's technical staff using the same Medsystem software employed in the estimation of ore reserves. The Mineral Deposit figures are reported at a 0.5 g/t Au cutoff

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is 25 meters.

Operations

The San Gregorio gold mine is an open pit mine utilizing loaders and trucks. Mining is currently conducted in the San Gregorio Main, East Extension, and Santa Teresa pits. Mining takes place six days per week, three shifts per day, at a nominal daily production rate of 3,500 tonnes of ore and 15,000 tonnes of waste. This mining activity supplies mill feed at a rate of 3,000 tonnes per day seven days per week.

The major mining equipment includes two Caterpillar 990 front-end loaders, five Caterpillar 773D haul trucks, three Ingersoll Rand DM45 drills and ancillary equipment. Ore is dumped by truck directly into the ore hopper at the primary crusher. A run-of-mine stockpile is used to ensure that a continuous ore supply is available to the mill when the mine is down on Sundays or during a waste cycle. Waste material is hauled to the main waste dump located south of the Main Pit.

The current life of mine plan contemplates the mine closing at the end of 2003; however, the Company is presently evaluating alternatives to extend the mine life beyond 2003. Environmental closure and employee severance costs are estimated at US$2.3 million.

Production Statistics

--------------------------------------------------------------------------------
100% Basis                                    2002           2001          2000
--------------------------------------------------------------------------------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                         1,062,626        828,526       948,676
Tonnes Waste Mined                       4,685,190      5,007,753     4,511,631
Tonnes Ore Processed                     1,105,619      1,092,389     1,087,101
Average Grade of Ore Processed (g/t)          2.04           2.09          2.21
Recovery Rate (%)                               92%            91%           93%
--------------------------------------------------------------------------------
Production (ounces)                         66,832         66,957        72,025

PRODUCTION COSTS (US$/OUNCE):
Cash Operating Costs                          $234           $259          $221
Royalties & Production Taxes                    $3             $3             2
--------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE                     $237           $262          $223
--------------------------------------------------------------------------------

The San Gregorio open pit mine, located in northern Uruguay, accounted for approximately 70% of Crystallex's gold production in 2002. The mine operated at planned levels and gold production for the year, at 66,832 ounces, was equivalent to 2001 production. Operating results were in line with budget projections, with the mill processing over 3,000 tonnes per day on average during the year and gold recovery exceeding 92%.

Total cash operating costs in 2002 were US$237 per ounce, a decrease of about 10% over 2001 due, in part, to less waste stripping in 2002. The grade of ore, however, has declined over the past two years, from 2.21 grams per tonne in 2000 to 2.04 grams per tonne in 2002, as the mine nears the end of its operating life. The average reserve grade at December 2002 was 1.7 grams per tonne.

San Gregorio is forecast to produce 52,000 ounces of gold in 2003. Cash operating costs are expected to increase to approximately US$250 per ounce with the continued processing of lower grade ore. As reported in our third quarter 2002 results, mining operations at San Gregorio are anticipated to end during 2003 or by early 2004, and the possibility of further production depends on the success of present programs to extend the minelife. These programs include a re-evaluation of a west extension of the San Gregorio pit. There are approximately 56,000 ounces of gold in the west extension that have not been included in the year end 2002 reserve estimate. Also excluded from the year end reserve estimate is a stockpile of ore containing approximately 20,000 ounces of gold. Processing the stockpile is also under review.

Crystallex is also evaluating the adjoining Sobresaliente property owned by Uruguay Mineral Exploration, ("UME"). If reserves support a viable mine plan, ore from Sobresaliente will be processed at the San Gregorio mill and the net cashflow from the project will be shared between Crystallex and UME in accordance with terms of an agreement signed in July, 2002.

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million. Under the current plan, these costs will be incurred in late 2003 and during 2004.

Permitting and Environmental Matter

On January 19, 1994, the Uruguayan Government enacted Law 16.466 (regulatory decree passed September 21, 1994), which established the requirement for mining companies to be issued an Environmental Impact Authorization prior to the commencement of construction and mining activities. The San Gregorio gold mine was granted the country's first environmental permit under the new regulatory decree on March 26, 1996, becoming the first mine in Uruguay to conduct an environmental impact study.

Financing

The assets of the San Gregorio Gold mine were acquired at a total purchase price of US$29.0 million, satisfied by US$7.0 million in cash, US$6.0 million from the liquidation of certain acquired company assets and US$16.0 million in non-recourse project finance underwritten by Standard Bank London Limited ("SBL" or "Standard Bank London"). In addition, a further US$1.2 million non-recourse equipment finance loan was arranged by SBL. The total US$17.2 million has been borrowed by Minera San Gregorio, S.A. ("MSG"), an indirect wholly-owned subsidiary of Crystallex ("SBL Loan").

The original US$16 million gold loan from SBL was being amortized in accordance with the cash flow from the San Gregorio mine and carried an interest rate of approximately 3%. Crystallex amended the original terms of the loan and combined repayment with the payments under the loan that it assumed upon its acquisition of Bolivar Goldfields' Venezuelan assets (see The Tomi Mine and Revemin Mill - Financing). The combined repayments provide a final payment under the US$16 million loan to MSG (the "MSG Loan") in 2004 and a final payment under the loan in connection with the acquisition of Bolivar Goldfields' Venezuelan assets (the "Bolivar Loan") in 2006. At December 31, 2002, the principal balance of the MSG Loan and of the Bolivar Loan, each of which provide limited recourse to Crystallex and certain of its subsidiaries, is approximately Cdn$3,943,000 and Cdn$12,974,000 , respectively.

In December, 2001, SBL provided Crystallex with a letter of credit to support the rehabilitation plan at the San Gregorio mine. In consideration of the granting of the letter of credit and to support its indebtedness to SBL, Crystallex agreed to provide SBL with limited collateral security as to the MSG and Bolivar Loans over certain assets held by Crystallex and certain of its subsidiaries.

SBL retains the right, subject to certain conditions, to assign its interest in the outstanding portion of the financing to one or more other commercial banks or lending institutions.

Crystallex is making the required principal payments on the U.S.$1.2 million equipment loan in monthly amounts of US$25,000 and as at December 31, 2002 had only one instalment of US$25,000 remaining. Crystallex shareholders have approved the issuance of up to 36,358,966 Crystallex common shares to repay the

SBL Loan and up to an additional 1,000,000 Crystallex common shares upon the exercise of warrants issued to SBL in connection with the SBL Loan (of which 833,334 warrants have expired or been exercised by their terms).

Knob Hill Property and Other Properties
---------------------------------------

Crystallex has not performed any mining activities on other properties, such as the Knob Hill concession in Canada.

             ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
             -----------------------------------------------------

This discussion of Crystallex's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the notes. Crystallex prepares and files its consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP").

Crystallex appointed new auditors for the year ended December 31, 2002. In addition to completing an audit of its 2002 fiscal year, Crystallex instructed the new auditors to re-audit its 2001 and 2000 fiscal years. In order to accommodate such an extensive review and comply with filing requirements in Canada (140 days from fiscal year end), Crystallex is releasing and filing its financial statements prepared in accordance with Canadian GAAP but without reconciliation to US GAAP, which reconciliation is in progress. It is anticipated that such reconciliations will be completed in the immediate future and financial statements including the US GAAP reconciliation note will be filed in Canada and the United States prior to the end of May, 2003.

KEY HIGHLIGHTS
--------------

         o  Gold production of 94,623 ounces at a cash cost of US$269 per ounce
         o Cash contribution of US$34 per ounce; average realized gold price of US$303
         o Net loss for the year Cdn$39.8 million, including non-cash items (i) mineral property writedowns of Cdn$2.1 million, (ii) non-hedge derivative loss of Cdn$17.8 million and (iii) amortization and depletion Cdn$12.3 million
         o  Las Cristinas Mining Operation Contract signed
         o Independent Las Cristinas proven and probable estimate of reserves at 9.5 million ounces of gold
         o Crystallex's reserves now rank fifth largest amongst North American based gold companies
         o  Las Cristinas Feasibility Study and metallurgical testwork underway
         o 2001 and 2000 Results restated resulting primarily from mineral property writedowns
         o  Management team expanded
         o  Head office relocated to Toronto

KEY STATISTICS
--------------

--------------------------------------------------------------------------------
                                            2002         2001        2000
--------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                    94,623       109,647     95,563
Total Cash Cost Per Ounce(1,2)              US$269       US$230      US$211
Total Production Cost Per Ounce(2)          US$353       US$301      US$287
Average Realized Price Per Ounce            US$303       US$314      US$333
Average Spot Gold Price Per Ounce           US$310       US$271      US$279

FINANCIAL STATISTICS (C$ THOUSANDS)
Revenues                                    $45,121      $53,323     $47,800
Cashflow from Operating Activities          ($4,451)     $9,128      $11,079
Net Income (Loss)                           ($39,772)    ($36,650)   ($408)
Net Income (Loss) per Basic Share           ($0.47)      ($0.53)     ($0.01)
Weighted Average Number of
Common Shares Outstanding                   84,441,287   69,117,738  52,965,842
--------------------------------------------------------------------------------

(1) Includes Royalties and Production Taxes.
(2) For an explanation of these non-GAAP performance measures, refer to "Non-GAAP Measures" following the Consolidated Production Costs table, below.

A.       OPERATING RESULTS
         -----------------

SUMMARY
-------

For the year ended December 31, 2002, Crystallex had a net loss of $39.8 million, or $0.47 per share including no-cash items, (i) mineral property writedowns of $2.1 million, (ii) non-hedge derivative loss of Cdn$17.8 million and (iii) amortization and depletion Cdn$12.3 million as compared with a net loss of $36.7 million, or $0.53 per share, in 2001. Gold sales revenue was $45.1 million for the year 2002, a decline from $53.3 million in 2001. The reduction in sales revenue from 2001 was attributable to both lower gold production and a lower average realized gold price in 2002. The average realized gold price during the year was US$303 per ounce, as compared with US$314 per ounce in 2001. Crystallex's average realized price per ounce in 2002 was below the average annual spot price of US$310 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

Gold production for 2002 was 94,623 ounces at a total cash cost of US$269 per ounce, as compared with 109,647 ounces at a total cash cost of US$230 per ounce in 2001. Lower gold production coupled with higher costs and a lower realized gold price resulted in a utilization of cashflow from operations (after changes in working capital) of $4.5 million during 2002 as compared with a contributing net cashflow of $9.1 million in 2001.

GOLD PRODUCTION AND COST OF PRODUCTION
--------------------------------------

The San Gregorio mine, located in Uruguay, accounted for about 70% of Crystallex's total gold production in 2002. Production of 66,832 ounces in 2002 was on budget and equivalent to 2001 levels. Total cash costs of production decreased from US$262 per ounce in 2001 to US$237 per ounce in 2002, in part due to less waste stripping. For 2003, production is forecast at 52,000 ounces of gold. The current life of mine plan contemplates the mine closing at the end of 2003; however, Crystallex is presently evaluating alternatives to extend the mine life beyond 2003. Environmental closure and employee severance costs are estimated at US$2.3 million.

Results at Crystallex's Venezuelan operations during 2002 were impacted by operating difficulties, particularly processing of refractory sulphide ore from La Victoria, and a lack of capital funding, as cash resources during the year were directed at securing the Las Cristinas properties.

In 2002, the open pit La Victoria mine located near El Callao accounted for almost 90% of Crystallex's ore production in Venezuela. However, the recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001. Recovery of gold has been considerably reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002. Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching. Further test work is required to accurately determine recovery levels, however, the Phase I Revemin mill expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit designed to improve recovery of gold.

In addition, reduced availability of mining equipment at La Victoria resulted in less tonnes mined and processed. This increased the unit processing costs from US$9.08 per tonne of ore processed in 2001 to US$10.50 per tonne in 2002. Lower ore production and recoveries increased the total cash cost of production in Venezuela from US$182 per ounce in 2001 to US$348 per ounce in 2002.

To partially offset lower production from the La Victoria mine, open pit mining was undertaken on the Tomi concession early in the year. This contributed about 2,300 ounces of gold production in 2002. Crystallex's focus on the Tomi concession continues to be the development of a high grade underground mine. At the Tomi underground mine, ore production has commenced from the first mining stope. Production from Tomi will be ramped up over the course of the year and is expected to reach design rates of about 30,000 ounces per year in early 2004.

Crystallex's consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:

--------------------------------------------------------------------------------
                                                2002        2001        2000
--------------------------------------------------------------------------------
TOTAL CASH COST OF PRODUCTION (US$/OUNCE)
     Direct Mining Costs                        $259        $223        $204
     Refining and Transportation                6           4           4
     By-Product Credits                         (2)         (2)         (2)
CASH OPERATING COSTS                            $263        $225        $206
     Royalties                                  3           2           3
     Production Taxes                           3           3           2
TOTAL CASH COSTS                                $269        $230        $211
     Depletion and Amortization                 81          89          73
     Reclamation                                $3          2           3
TOTAL PRODUCTION COSTS                          $353        $301        $287
--------------------------------------------------------------------------------

NON GAAP MEASURES
-----------------

The total cash cost per ounce data is presented to provide additional information and is not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash costs per ounce calculation is derived from amounts included in the Operating Expense line on our Statement of Operations. As this line item is unchanged under US GAAP, the total cash costs per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

--------------------------------------------------------------------------------
                                              2002         2001        2000
--------------------------------------------------------------------------------
                                                           C$,000
--------------------------------------------------------------------------------
Operating Costs per Financial Statements      40,678       39,847      30,693
--------------------------------------------------------------------------------
By-Product Credits                            (226)        (353)       (232)
--------------------------------------------------------------------------------
Reclamation and Closure Costs                 (414)        (322)       (358)
--------------------------------------------------------------------------------
Operating Costs for Per Ounce Calculation     40,038       39,172      30,103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Ounces Sold                                   94,623       109,647     95,563
--------------------------------------------------------------------------------
Total Cash Cost Per Ounce C$                  C$423        C$357       C$315
--------------------------------------------------------------------------------
Total Cash Cost Per Ounce US$                 US$269       US$230      US$211
--------------------------------------------------------------------------------

WRITE-DOWNS OF MINING INTERESTS AND INVESTMENTS - PRIOR PERIOD RESTATEMENT
--------------------------------------------------------------------------

Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. This review encompassed an assessment of mine plans and factors such as (i) the price of gold, (ii) operating and capital costs, (iii) recovery rates, (iv) ore grade and (v) reserves. Net cashflows were calculated for each property accounting for all of these factors and the result was compared to the carrying value of the property. The results of this review led Crystallex to record provisions aggregating $36 million to reduce previously reported carrying values of various properties, plant and equipment. (For details of the provision, please refer to Note 3 of Notes to the Financial Statements). Provisions have been reflected in the year corresponding to the valuation period, thereby resulting in the restatement of the financial statements for

2001 and 2000. These are non-cash adjustments and do not impact Crystallex's cashflow.

REVIEW OF OPERATIONS
--------------------

OVERVIEW

Crystallex's producing operations include the open pit San Gregorio mine and mill in Uruguay and the La Victoria and Tomi open pit mines and the new Tomi underground mine in Venezuela. Ore from the Venezuelan mines is processed at Crystallex's Revemin mill, which is located ten kilometres from the La Victoria mine and twenty one kilometres from the Tomi mine.

KEY OPERATING STATISTICS

--------------------------------------------------------------------------------
                                              2002         2001         2000
--------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio                             66,832       66,957       72,025
     La Victoria                              22,548       26,504       N/A
     Tomi Open Pit                            2,347        11,132       22,676
     Purchased Material                       2,896        5,054        862
TOTAL                                         94,623       109,647      95,563
--------------------------------------------------------------------------------

TOTAL CASH COST OF PRODUCTION (US$/OUNCE)
     San Gregorio                             $237         $262         $223
     Venezuela                                $348         $182         $175
COMPANY AVERAGE                               $269         $230         $211
--------------------------------------------------------------------------------

MINERAL RESERVES (OUNCES OF GOLD)             10,465,100   1,015,700    581,300
--------------------------------------------------------------------------------

OPERATING MINES
---------------

A summary of 2002 production for all of Crystallex's operating mines is included in Item 4D, Property, Plants and Equipment.

B.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

WORKING CAPITAL AND CASHFLOW

Net Operating Cashflow (after working capital changes) was a utilization of $4.5 million for the year ended December 31, 2002, as compared with an operating cashflow contribution of $9.1 million in 2001. The decrease in cashflow was principally attributed to lower gold production combined with higher operating costs.

Cash and cash equivalents were $5.7 million at the end of 2002, down from $14.4 million at the end of the preceding year. The reduction in cash was largely due to making the US$15 million payment to the Corporacion Venezolana de Guayana, ("CVG") for the acquisition of the Las Cristinas data and infrastructure.

INVESTING ACTIVITIES

During the year, Crystallex invested a total of $43.7 million, of which $37 million was related to Las Cristinas, including the US$15 million payment to the CVG for use of the Las Cristinas data and infrastructure. The balance was spent on various development and expansion projects, notably the development of the Tomi underground mine and a new in-pit crusher at the La Victoria mine.

FINANCING ACTIVITIES

Crystallex's financing activities during 2002 consisted primarily of issuing share capital or share capital equivalents such as warrants and convertible debt. During the year, Crystallex issued convertible debt of $30.4million. The convertible debt bears interest at a market rate and is convertible into common shares of Crystallex at the option of the holder at a conversion price determined by the average market price of shares over a predetermined period preceding the date of conversion. The convertible debt also has a conversion feature that allows the holder to convert at a percentage, typically 95%, of the calculated market price. At the year end, $17.2 million of convertible debt was outstanding.

In addition to convertible debt, Crystallex issued approximately 3.6 million common shares for proceeds of $7.3 million and issued 2.3 million special warrants for $4.6 million of proceeds.

Other financing activities during 2002 included a US$1.125 million repayment of bank debt. Crystallex has a commercial loan from an international commercial bank which is secured by certain of Crystallex's assets. The bank loan bears interest at approximately 2.5% over Libor and is repayable in annual installments through 2006. At December 31, 2002, the bank loan repayment schedule was as follows (in US$ millions):

--------------------------------------------------------------------------------
2003                2004             2005             2006            TOTAL
--------------------------------------------------------------------------------
$3.00               $1.24            $4.4             $2.06           $10.7
--------------------------------------------------------------------------------

RISK FACTORS
------------

The profitability of Crystallex depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. Crystallex operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. Crystallex seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

REGULATORY AND ENVIRONMENTAL RISKS

Crystallex takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. Crystallex believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. Crystallex accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. Crystallex's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. Crystallex will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

The mining and production activities of Crystallex in Uruguay and Venezuela are subject to environmental legislation and government regulation, including reporting requirements and monitoring activities. Crystallex is not aware of any material breach of environmental regulations or requirements and has no notices or work orders outstanding with respect to environmental matters. It is Crystallex's policy and practice to conduct internal environmental audits to confirm compliance with environmental regulations and assess continuing compliance.

Cyanide

Environmental considerations in Uruguay and Venezuela focus on the use and containment of cyanide bearing solutions (liquids) and cyanide bearing solid tailings. In order to apply effective remediation measures, it is important to understand some of the characteristics of cyanide:

         o Cyanide is a man-made substance consisting of nitrogen, carbon and hydrogen. (NCH)
         o  It is toxic and needs to be handled with care.
         o It is a fragile chemical compound (unstable in certain environments).
         o It is biodegradable, oxidizes rapidly and reverts back to its components of carbon which becomes carbon dioxide, nitrogen which becomes a nitrous oxide, and hydrogen which turns into water.
         o  It is destroyed by ultraviolet light over time.
         o  It is destroyed rapidly in an environment where the PH drops below
            10.
         o Cyanide destruction plants, like the one at Minera San Gregorio ("MSG"), operate with a PH of 2 in order to destroy 95% of the cyanide in less than 4 hours.

Uruguay
-------

In Uruguay, two government agencies develop policies regarding environmental protection, DINAMA, the National Directorate of the Environment, and DNH, the National Directorate of Hydrology. A third agency, DINAMIGE, the Directorate of Mining and Geology, joins DINAMA and DNH in the decision to allow mining to proceed.

DINAMA allowed MSG to proceed with mining based on MSG's compliance with DINAMA's requirements. The requirements covered protection of flora and fauna, discharge of solid and liquid waste, dust control and many other matters, all of which have been complied with by MSG. Each year MSG prepares a comprehensive report which addresses all compliance requirements and files the report with DINAMA, with a courtesy copy to the other two agencies. The report covers operating compliance issues as well as general environmental issues regarding the impact of the operation on flora and fauna. The annual reports filed have been, in large part, accepted without question. There have never been major compliance issues during the period of Crystallex's ownership of MSG.

DINAMA sends its inspectors on a monthly monitoring trip to examine surface run-off, impact of the operation on a number of strategically positioned monitoring wells and a dust monitoring station in the nearby village of Minas De Corrales. Management has a meeting following the inspections, and rarely have there been issues which could not be resolved at that meeting.

DNH is the agency responsible for issuing the permission to use water. As with the water boards in Canada, no operation is possible without this permit. DNH has been mostly active in trying to understand what happens to water quality after abandonment, and therefore we have been working with DNH, and external consultants, over the past four years to develop the final closure plan.

The three areas related to our work with DNH are:

         1. Long Term stability of the tailings deposition area, both physically and chemically.
         2. Reclamation and planting of the mine waste dump areas.
         3. Removal of surface facilities.

TAILINGS AREA.

         o Our liquid tailings treatment plant was commissioned in 2001. It was designed to treat the tailings solution from the tailings pond and to discharge the resultant innocuous liquid to the environment. The original volume of liquid tailings at the time of commissioning of this plant approached 800,000 cubic meters. This is currently down to 150,000 cubic meters. DNH was pleased with this development as most of the issues surrounding an abandoned tailings pond deal with the discharge of liquids.

         o The tailings facility was designed by Golders Associates and constructed under their supervision. The long term stability of this facility is assured thorough design and operating criteria, and DNH has accepted the concept and design.

RECLAMATION AND PLANTING OF MINE WASTE DUMPS.

         o  This is an ongoing activity started in 2001.
         o  Approximately 40% of the dumps have been reclaimed and revegetated.
         o The results have been successful beyond our initial expectation. The reclaimed dumps blend well into the environment and are difficult to discern from a distance.

REMOVAL OF SURFACE FACILITIES.

         o A plan to remove surface facilities was presented, but for obvious reasonsimplementation is delayed to the end of our mining cycle at MSG.
         o  Estimates to remove the plant are updated regularly.

In Uruguay, the ongoing site restoration costs are expensed as, incurred and a provision for closure restoration costs, based upon estimated costs to comply with existing reclamation legislation, is included in our reclamation liability for balance sheet purposes. Crystallex does not anticipate an increase in the total estimated reclamation liability.

Venezuela
---------

The Revemin plant is permitted for the use of cyanide in the dissolution of gold, and the permit is in good standing. The permit is contingent on our containing all tailings which have come into contact with cyanide. Compliance with the permit is achieved as follows:

         o A major North American geotechnical and engineering company designed the tailings deposition facility for Bolivar Goldfields
         o The tailings dams were constructed according to the specifications set out in the engineering project.
         o The tailings dams are being operated according to the specifications set out in the engineering project.
         o The tailings dams are raised annually to accommodate the next years production.
         o  The cost of raising the dams is expensed annually.
         o Certain areas of the tailings impoundment facility are decommissioned as they reach design capacity.
         o  These areas are revegetated and returned to nature.

         o Since the property has been under Crystallex ownership, the annual inspection has been carried out by a Canadian geotechnical consultant, M. A. J. Matich, the recipient of the prestigious Leggett Award for recognition in the field of Geotechnical Engineering.
         o  Revemin staff inspect the tailings dams perimeter once per day.
         o Representatives of the Ministry of the Environment and Natural Resources ("MARN") conduct planned bi-annual visits and occasionally conduct unplanned inspections.
         o  Operations at Revemin have never been suspended for non-compliance.

It is important to note that mined out areas are also rehabilitated as an ongoing operating procedure. For example, our tailings impoundment facility at Albino was covered over with a thin layer of topsoil and revegetated. The Albino mine waste dumps were terraced, and indigenous trees were planted in a designed pattern.

In Venezuela, Crystallex records reclamation costs as part of the unit costs of ongoing production and expenses these costs when incurred. There is no further provision for reclamation or closure costs and no provision is currently anticipated.

Environmental laws and regulations are constantly changing and such changes may impact our obligations for remediation and protection of the environment. Crystallex may incur significant costs in respect of such obligations which may impact its operating results and financial condition. Because of the uncertainty as to the nature of future regulatory requirements, Crystallex is not able to determine the impact of future requirements upon its compliance obligations and financial position. We will continue to closely monitor changes in law and policy which may impact its environmental compliance obligations and will update its plans and financial estimates related to such obligations in compliance with applicable law and policy.

We will continue its practice of progressively rehabilitating our properties during operation to reduce post production, closure and post closure obligations, including both operational and financial obligations.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
         ----------------------------------------------------

Not Applicable.

D.       TREND INFORMATION
         -----------------

Not Applicable.

E.       OFF-BALANCE SHEET ARRANGEMENTS

Crystallex had no off-balance sheet arrangements as of December 31, 2002.

              ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
              ---------------------------------------------------

A.       DIRECTORS AND SENIOR MANAGEMENT
         -------------------------------

In the following table and notes thereto is stated the name of each director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:

NAME AND OFFICE,
FUNCTION OR POSITION              BUSINESS EXPERIENCE AND            DIRECTOR             PRINCIPAL
WITH CRYSTALLEX                   PRINCIPAL OCCUPATION               SINCE                DIRECTORSHIPS
--------------------              -----------------------            --------             -------------
Robert A. Fung(2)(4)(5)           Business Executive, Yorkton        December 3, 1996     Toronto Waterfront
Toronto, Ontario,                 Securities, Inc.                                        Revitalization
Chairman of the Board,                                                                    Corporation; Stockhouse
Director                                                                                  Media Corporation; El
                                                                                          Cal-lao Mining Corp. (6)

Marc J. Oppenheimer(2)            President and Chief Executive      February 20, 1995    First Choice
Leonia, New Jersey,               Officer of Crystallex                                   Industries, Ltd;
President, Chief Executive                                                                El Callao Mining  Corp. (6)
Officer and Director

Michael Brown(1)                  President, Capital Markets         October 10, 2002     El Callao Mining Corp. (6)
Toronto, Ontario                  Advisory

C. William Longden(3)             Business Executive;                July 25, 2000        Marshall, Macklin,
Toronto, Onatario`                Vice Chairman of Marshall,                              Monaghan Limited; El
Director                          Macklin, Monaghan Limited                               Callao Mining Corp. (6)

David I. Matheson(1)(3)           Counsel, McMillan Binch, LLP       July 25, 2000        Clarke Inc.; El Callao
Toronto, Ontario,                 Barristers & Solicitors                                     Mining Corp. (6)
Director

Harry J. Near (1)(3))(4)(5)       President, Near Consultants &      May 5, 1997          El Callao Mining Corp. (6)
Ottawa, Ontario,                  Associates; Principal, The
Director                          Earnscliffe Strategy Group


Daniel R. Ross                    Executive Vice President,          December 3, 1996     El Callao Mining Corp. (6)
Toronto, Ontario,                 Corporate Counsel, and Secretary
Director, Executive Vice          of Crystallex International
President, Corporate Counsel,     Corporation
and Secretary

Dr. Enrique Tejera Paris          Former Venezuelan Ambassador to    November 10, 1997    El Callao Mining Corp. (6)
Caracas, Venezuela,               Spain, the United States, and
Director                          the United Nations; Former
                                  President of Minera Venamo C.A.

Dr. Sadek El-Alfy                 Vice President-Operations               ____                 ____
Seattle, Washington,              Crystallex International
Vice President -Operations        Corporation

Dr. Luca M. Riccio                Vice President-Exploration              ____                 ____
Vancouver, British Columbia,      Crystallex International
Vice President - Exploration      Corporation

Borden D. Rosiak, Chief           Chief Financial Officer
Toronto, Ontario,                 Crystallex International
Financial Officer                 Corporation

Robert Crombie,                   Vice President-Finance
Toronto, Ontario,                 Crystallex International
Vice President - Finance          Corporation

Kenneth Thomas, Chief Toronto,    Chief Operating Officer
Ontario,                          Crystallex International
Chief Operating Officer           Corporation

(1) Member of the Audit Committee
(2) Member of the Executive Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Compensation Committee
(5) Member of the Nominating Committee
(6) Become director of El Callao Mining Corp. subsequent to Crystallex's acquiring approximately 80% of the outstanding El Callao shares. See Item 4.A-Information on the Company- History and Development of the Company- Important Acquisitions Since January 1, 2001.

All directors serve until the next Annual General Meeting of the Company unless they resign or are otherwise replaced by the shareholders of the Company. The following is a brief description of each of the direectors and principal officers of teh Company.

Robert A. Fung, Chairman. Prior to his appointment as Crystallex's Chairman on February 12, 1998, Mr. Fung was a Crystallex Director and Vice Chairman of Gordon Capital Corporation, a Canadian investment bank, where he oversaw a broad range of investment activities. Currently, Mr. Fung serves in a senior advisory position at Yorkton Securities Inc. and from 1997 to 2001 was a Senior Partner of Capital West Group. In addition, Mr. Fung serves as Chairman of the Task Force to redevelop Toronto's Waterfront, a Cdn$12 billion redevelopment project and one of the largest urban renewal projects undertaken in the history of Canada, and is a partner in Poseidon Financial Partners, an investment banking firm. He is a Director of the Government of Canada's Export Development Corporation. Mr. Fung works closely with the Board of Directors and Crystallex's senior management in determining Crystallex's business strategy.

Marc J. Oppenheimer, President and Chief Executive Officer. Mr. Oppenheimer has served as Crystallex's President and Chief Executive Officer and a Crystallex Board member since February 1995. Prior to coming to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank. Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex. Mr. Oppenheimer is responsible for the overall administration of Crystallex and all elements of Crystallex's business. He is also responsible for the recruitment, direction and supervision of the senior management of Crystallex and its subsidiaries.

Michael Brown, Director. Mr. Brown is the founder and President of Capital Markets Advisory, which he established in 2001. Prior to 2001, Mr. Brown held various positions between 1998 and 2001 with Macquarie Bank of Australia, serving as President and Chief Executive Officer of Macquarie North America and then as Vice-Chairman. Prior to 1998, Mr. Brown was a Managing Partner with Gordon Capital Corporation, responsible for coordinating and marketing investment banking services to the mining industry.

C. William Longden, Director. Mr. Longden was Vice President (Corporate Development) with Marshall, Macklin, Monaghan Limited from 1990 to May 9, 2001, and has been a director of that company since 1985. He is also President of Marshall, Macklin, Monaghan International Corporation. Mr. Longden has an extensive background and experience in construction management and in infrastructure development and management on a global scale.

David I. Matheson, Director. Mr. Matheson had been a partner with the Toronto, Canada law firm of Aird & Berlis since 1991 and became counsel to that firm in 2001. In December 2001, Mr. Matheson joined the firm of McMillan Binch in Toronto as counsel. Mr. Matheson has an extensive background in international finance and taxation and has lectured on corporate governance, evolving director's responsibilities, and other areas of corporate law.

Harry J. Near, Director. Mr. Near is the Principal of the government and public affairs consulting company, The Earnscliffe Strategy Group. Mr. Near regularly advises companies on government policy and regulatory matters. He is a former Chief of Staff and Senior Policy Adviser to the Canadian Ministry of Energy Mines and Resources and a former adviser to the Prime Minister of Canada.

Daniel R. Ross, Executive Vice President and Corporate Counsel. Prior to joining Crystallex full-time in September 2001, Mr. Ross was a partner of McCarthy Tetrault, one of Canada's largest law firms, having joined McCarthy Tetrault in 1991. Prior to his retirement from the firm, Mr. Ross served as managing partner of its London, Canada offices. Mr. Ross has served on a number or private and charitable boards and is currently Chairman of the Board of the London Health Sciences Centre, one of Canada's largest hospitals. Over the past several years, he was instrumental in the negotiation and completion of Crystallex's acquisitions and financings. Mr. Ross coordinates the placement and execution of legal, administrative and related services.

Enrique Tejera-Paris, Director. Dr. Tejera-Paris presently teaches and lectures in Venezuela and the USA. He is a former Venezuelan Ambassador to Spain and had been the Venezuelan Executive Director of the International Monetary Fund. He is active in several conservation societies, the former President of Crystallex's Venezuelan subsidiary, Minera Venano, and serves as Managing Director of the environmental foundation created by Crystallex in Venezuela.

Armando F. Zullo, Director. Mr. Zullo is the founder and President of A.F. Zullo & Company Ltd., a supplier of industrial products to commercial and industrial entities including mining companies and other multi-national companies.

Dr. Sadek El-Alfy, Vice President - Operations. Dr. El-Alfy has more than 20 years of experience in mine management and operation. Prior to joining Crystallex in February, 1997, he was Vice President of Operations for Royal Oak Mines and previously was General Manager of the Iron Ore Company of Canada. He has a degree in mining engineering and received his doctorate from the University of London. Dr. El-Alfy directs and manages the mining operations of Crystallex and advises in acquisitions and exploration programs.

Dr. Luca M. Riccio, Vice President of Exploration. Dr. Riccio joined the Crystallex management team in December 1996. He is a geologist and has over 25 years of experience in the mining industry, which includes consulting for BP Minerals, Homestake and other large successful mining companies. Dr. Riccio is a Fellow of the Geological Association of Canada.

Borden D. Rosiak, Chief Financial Officer. Mr. Rosiak joined Crystallex in May, 2002. Prior to joining Crystallex, Mr. Rosiak was Chief Financial Officer of Dorset Partners, a private investment firm. From 1994 to 1999 he was Chief Financial Officer of Newcourt Credit Group, a global financial services company. Mr. Rosiak managed the capital structure of Newcourt, including numerous equity offerings as well as the financial and administrative operations. He also served as CFO of Toronto's 2008 Olympic Bid committee. Mr. Rosiak is a chartered accountant and also holds a bachelor's degree in Applied Sciences - Chemical Engineering. Mr. Rosiak manages and directs Crystallex's financial administration.

Robert Crombie, Vice President - Finance. Mr. Crombie joined Crystallex in April, 2002. He has more than a decade of mining related financial experience. From 1999 to 2001, he managed the Canadian mining finance activities of Dresdner Bank in Toronto and was primarily involved with the origination and structuring of corporate and project debt facilities. Until 1999, he was Vice President -

Corporate Finance of Chase Manhattan Bank in Toronto. At Chase, Mr. Crombie was the principal executive developing and managing a portfolio of Canadian mining clients. Between 1990 and 1992, he held various positions with Corona Corporation, a Canadian mining company. Mr. Crombie holds a Master of Science degree in Mineral Economics from Penn State and a Honours Bachelor of Commerce degree from Queens University. Mr. Crombie is primarily responsible for the development of Crystallex's budgeting and financial planning.

Ken Thomas, Chief Operating Officer. Mr. Thomas joined Crystallex on April 1, 2003. He served for many years as a senior officer of Barrick Gold Corporation. From 1990 to 1995, Mr. Thomas was Barrick's Senior Vice-President Metallurgy and Construction and from 1995 until his departure in 2001, he served as Senior Vice President, Technology. In May 2001, Mr. Thomas joined Hatch, and immediately prior to joining Crystallex was Managing Director for Hatch in Western Australia. Mr. Thomas is a professional engineer and obtained his doctorate in Technical Sciences from Delft University in The Netherlands.

B.       COMPENSATION
         ------------

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

                SUMMARY COMPENSATION TABLE FOR EXECUTIVE OFFICERS

                                                                                          LONG TERM
                                                ANNUAL COMPENSATION                   COMPENSATION AWARD
                                                -------------------                   ------------------
                                                                    OTHER ANNUAL       SECURITIES UNDER        ALL OTHER
 NAME AND PRINCIPAL                  SALARY          BONUS(2)       COMPENSATION          OPTIONS(4)         COMPENSATION
      POSITION         YEAR(1)         ($)             ($)              ($)                  (#)                  ($)
      --------         -------      ---------       ---------     ---------------     -----------------     ---------
Robert A Fung            2002                NIL      US$100,000       $180,000(7)          55,000                NIL
(Chairman of the
Board - Feb. 12/98)      2001                NIL      US$100,000       $180,000            205,000                NIL
                                             NIL        $350,000                                                  NIL

                         2000                         US$100,000       $180,000            405,000

Marc J. Oppenheimer      2002         US$449,996      US$195,000      US$11,000(5)          40,000                NIL
President & Chief        2001         US$418,461      US$195,000      US$10,500(5)         190,000                NIL
Executive Officer        2000         US$357,808      US$182,000      US$10,200(5)         390,000                NIL
(Feb. 20/95 to
present)

Daniel R. Ross           2002           $400,000        $178,024            NIL             50,000                NIL
Executive Vice
President and            2001           $166,667        $ 83,333      US$ 6,000(6)         255,000                NIL
Corporate Counsel        2000                NIL             NIL            NIL            155,000                NIL
(July 1/01 to
present)

Dr. Sadek El-Alfy        2002         US$222,000       US$50,000       US$1,800(5)             NIL                NIL
Vice President,          2001         US$222,000       US$50,000       US$1,800(5)          65,000                NIL
Operations (Feb./97      2000         US$174,000       US$50,000       US$1,800(5)          20,000                NIL
to present)

Dr. Luca M. Riccio       2002                NIL         $15,000       $200,000(3)             NIL                NIL
Vice President,          2001                NIL         $15,000       $200,000(3)          65,000                NIL
Exploration              2000                NIL             NIL       $200,000(3)          20,000                NIL
(Dec. 2/96 to
present)

(1) The fiscal periods referred to in this table are the 12 months ended December 31, 2002, the 12 months ended December 31, 2001, and the 12 months ended December 31, 2000.
(2) These awards are reported in the year in which they were earned, not the year in which they were paid.
(3) Consists of consultancy fees paid to Dr. Riccio in his capacity as chief geologist of Crystallex.
(4) Consists of options for Common Shares granted during the relevant fiscal year.
(5) Represents Company match of employee voluntary contributions to 401(k) program.
(6) Director's honorarium paid only until Mr. Ross became an employee of the Company on July 1, 2001.
(7) Consists of fees paid to Poseidon Financial Partners, a firm in which Mr. Fung is a partner. Mr. Fung receives personally $114,000 of the fee paid annually to Poseidon Financial Partners.

STOCK OPTIONS

The following table sets forth information concerning option grants during 2002 to Crystallex's executive officers as at December 31, 2002:

              OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2002


                                                ]                                   Market Value
                                            % of Total                             of Securities
                         Securities          Options                                 Underlying
                           Under            Granted to           Exercise or       Options on the
                        Option(1)(3)       Employees in          Base Price        Date of Grant         Expiration
    Name                     (#)         Financial Year(2)      ($/Security)        ($/Security)            Date
-------------------     ------------     -----------------      ------------       --------------      -------------
Robert A. Fung             55,000              14.7                  2.23               2.23
                                                                                                       July 16, 2012

Marc J. Oppenheimer                            10.7                  2.23               2.23
                           40,000                                                                      July 16, 2012

Daniel R. Ross             50,000              13.3                  23.3               2.23           July 16, 2012

Dr. Sadek El-Alfy             NIL                --                    --                 --                 --

Dr. Luca M. Riccio            NIL                --                    --                 --                 --

(1) Consists of options for common shares.

(2) Includes the options granted to the executive officers who are not directors.

(3) Unless otherwise indicated, all options are exercisable immediately upon issuance.

The following table sets forth information concerning the value realized upon the exercise of options during 2002 and the value of unexercised options held by Crystallex's executive officers as of December 31, 2002:

       AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2002
                      AND FINANCIAL YEAR-END OPTION VALUES

                        Securities                                                                Value of Unexercised
                         Acquired        Aggregate                Unexercised                         in-the-Money
                            on             Value                    Options                             Options
       Name             Exercise (#)    Realized ($)             at F.Y. End (#)                      at F.Y. End ($)
       ----             ------------    ------------     ------------------------------     ------------------------------
                                                         Exercisable      Unexercisable     Exercisable      Unexercisable
                                                         -----------      -------------     -----------      ------------
Robert A. Fung                NIL             NIL                             NIL            1,419,724            NIL
                                                         1,802,500

Marc J. Oppenheimer                                                           NIL            1,517,950            NIL
                          200,000         347,500        1,845,000
Daniel R. Ross                                                                NIL              112,549            NIL
                           70,000          78,800          510,000
Dr. Sadek El-Alfy                                                             NIL               11,800            NIL
                          150,000         237,500           85,000
Dr. Luca M. Riccio                                                            NIL               11,800            NIL
                          120,000         150,100           85,000

During the year ended December 31, 2002, Messrs. Near, Longden, Matheson and Zullo received an annual fee of US$12,000, which was paid in Common Shares of Crystallex pursuant to Crystallex's Directors' Remuneration Program. Messrs.

Thompson, Tejera Paris, and Brown each received US$6,000 under this program, representing payment for the portion of the year during which they were not employed by Crystallex. To the extent that a director is given a specific assignment out of the normal course of his duties as a director, he is paid an amount per day which the Board of Directors deems appropriate while devoting himself exclusively to such an assignment. During the fiscal year ended December 31, 2002, no payments were made to directors under this policy.

Crystallex has agreed to pay Poseidon Financial Partners, a firm in which Mr. Fung is a partner, an annual fee of $180,000, of which Mr. Fung receives $114,000.

All directors will receive an additional 20,000 options per year for serving on the Board, the said options to be issued immediately following the annual general meeting and the appointment of directors in or about June of each year. All directors will receive an additional 10,000 options for each committee on which they serve and an additional 5,000 options for each committee which they chair, the additional options being in recognition of additional workload undertaken by the directors, and issued immediately following the annual general meeting and confirmation of committee appointments in or about June of each year. Crystallex's directors received the following options during 2002 (in addition to the options listed above for executive officers that are also directors):

--------------------------------------------------------------------------------
            NAME          NUMBER OF OPTIONS     PRICE (CDN. $)      EXPIRY DATE
--------------------------------------------------------------------------------
Gordon M. Thompson(1)           30,000               $2.23         July 16, 2012
--------------------------------------------------------------------------------
C. William Longden              35,000               $2.23         July 16, 2012
--------------------------------------------------------------------------------
David I. Matheson               35,000               $2.23         July 16, 2012
--------------------------------------------------------------------------------
Enrique Tejera Paris            30,000               $2.23         July 16, 2012
--------------------------------------------------------------------------------
Harry J. Near                   45,000               $2.23         July 16, 2012
--------------------------------------------------------------------------------
Armando F. Zullo                30,000               $2.23         July 16, 2012
--------------------------------------------------------------------------------

(1) Mr. Thompson resigned from the Board of Directors in October, 2002.

Directors will continue to be paid market value for special projects in which they are engaged on behalf of Crystallex, such as legal or investment work, etc. See Item 7.B - Major Shareholders and Related Party Transactions - Related Party Transactions.

C.       BOARD PRACTICES
         ---------------

Each member of Crystallex's Board of Directors serves for a one year term and is subject to election at Crystallex's Annual General Meeting. Crystallex's next Annual General Meeting is scheduled to be held on June 26, 2003. See Item 6.A for the period during which Crystallex's current directors have held their office.

No Crystallex director, except for Marc J. Oppenheimer, Crystallex's President and Chief Executive Officer, and Daniel R. Ross, the Executive Vice-President and Corporate Counsel, has a contract or agreement with Crystallex or any of its subsidiaries providing for benefits upon termination of employment with Crystallex.

The Audit Committee is composed of Messrs. Matheson (as Chair), Brown, and Near. Messrs. Matheson and Near are not related to Crystallex, and none of Matheson, Brown , or Near is an inside director of Crystallex. The Audit Committee is governed by a Charter that was adopted by the Board of Directors on June 8, 2000. The Charter incorporates all of the requirements of the American Stock Exchange and the Securities and Exchange Commission, which requirements were incorporated from the Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, as well as the requirements of the Ontario Securities Commission. The Audit Committee meets with management of Crystallex and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plan. This committee also recommends to the Board of Directors the firm of independent auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, and certain other documents required by regulatory authorities, reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of Crystallex, and reviews with management, on an annual basis, the risks inherent in Crystallex's business and risk management programs relating thereto.

The Compensation Committee, composed of Messrs. Near (as Chair), Fung and Zullo, determines compensation for the executive officers of Crystallex. Compensation matters involving Mr. Fung are considered and approved directly by the Board of Directors. Each of Mr. Fung and Mr. Ross absents himself from the portions of Board of Directors' meetings at which his individual compensation is discussed and determined.

Executive compensation is based on an evaluation of individual qualifications and performance as well as on Crystallex's performance. Executive compensation may be comprised of any combination of cash, in the form of salary and/or bonus, benefits and incentive stock options. Qualifications, previous years' performance, and comparison to peer group companies are weighted most heavily in the determination of salary and salary adjustments. Incentive stock options and bonuses are determined relative to individual performance and effort, and the overall performance of Crystallex.

D.       EMPLOYEES
         ---------

                 CRYSTALLEX EMPLOYEES (FULL-TIME AND PART-TIME)
                             AS OF DECEMBER 31, 2002

--------------------------------------------------------------------------------
    LOCATION                   2002                2001                2000
--------------------------------------------------------------------------------
Canada                           6                   4                  3
--------------------------------------------------------------------------------
United States                    4                   4                  5
--------------------------------------------------------------------------------
Uruguay                         170                 164                165
--------------------------------------------------------------------------------
Venezuela                       300                 198                255
--------------------------------------------------------------------------------

Approximately 90 of Crystallex's employees at its Tomi mine and Revemin mill are unionized. Crystallex believes that it has good relationships with its employees, including its unionized employees.

E.       SHARE OWNERSHIP
         ---------------

The following table sets forth the number of Crystallex common shares beneficially owned as of May 12, 2002 by each of Crystallex's directors and executive officers, and information concerning options to purchase common shares each of such persons owns. All dollar amounts shown in this table are in Canadian dollars unless otherwise noted.

-------------------------------------------------------------------------------------------------------
                           SHARES BENEFICIALLY OWNED                   OPTIONS
-------------------------------------------------------------------------------------------------------
                                          PERCENT
                                          OF OUT-
            NAME              AMOUNT     STANDING       NUMBER    EXERCISE PRICE       EXPIRATION DATES
                                (1)      SHARES (2)
-------------------------------------------------------------------------------------------------------
Robert A. Fung                 19,500       1.9%      1,852,500    $1.00 - $2.27      3/10/07- 01/14/13
-------------------------------------------------------------------------------------------------------
Marc J. Oppenheimer           279,900                 1,895,000
                                            2.2%                   $1.00 - $2.27      10/2/05- 01/14/13
-------------------------------------------------------------------------------------------------------
C. William Longden             74,623        *          196.950    $1.75 - $2.25       8/8/10- 07/16/12
-------------------------------------------------------------------------------------------------------
David I. Matheson              24,123        *          245,000    $1.75 - $2.25       8/8/10- 07/16/12
-------------------------------------------------------------------------------------------------------
Harry J. Near                 119,963        *          475,000    $1.00 - $2.27     6/26/07- 07/16/12
-------------------------------------------------------------------------------------------------------
Daniel R. Ross                128,391        *          560,000    $1.41 - $2.27     11/7/07- 01/14/13
-------------------------------------------------------------------------------------------------------
Dr. Enrique Tejera Paris        6,850        *          400,000    $1.00 - $2.27     12/17/07-11/18/11
-------------------------------------------------------------------------------------------------------
Michael Brown                   2,055        *            --             --                  --
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Armando F. Zullo               46,611        *          280,000    $1.00 - $2.27      6/26/07- 07/16/12
-------------------------------------------------------------------------------------------------------
Dr. Sadek E. El-Alfy           32,000        *          100,000    $1.50 - $2.25      9/22/02- 01/14/13
-------------------------------------------------------------------------------------------------------
Dr. Luca M. Riccio             19,000        *          135,000    $1.50 - $2.25     12/31/02- 01/14/13
-------------------------------------------------------------------------------------------------------
Borden Rosiak                   NIL          *            NIL            NIL                NIL
-------------------------------------------------------------------------------------------------------
Robert Crombie                 24,000        *           25,000     $3.00                  July 8, 2007
-------------------------------------------------------------------------------------------------------

* Less than 1% of common shares outstanding as of May 12, 2003.

(1) Information on Common Shares beneficially owned is not within the knowledge of the management of Crystallex and has been furnished by the respective persons.

(2) The percentage indicated for each named person is based upon 99,057,509 common shares issued and outstanding as of May 12, 2003 and the number of common shares underlying the immediately exercisable options held by such person. The percentage calculations for each named person do not include any common shares beneficially owned by any other person or any common shares issuable upon the exercise of any other currently outstanding options, warrants, or other rights to acquire common shares, other than those beneficially owned by such person.

Crystallex is authorized to issue to its officers, directors, employees, and consultants options to acquire an aggregate of up to 10,500,000 common shares under its Incentive Share Option Plan that it adopted in 1997 and amended in 1998, 2000, 2001, and 2002. As of May 12, 2003, there were 2,212,792 options available for issuance.

Crystallex entered into an employment agreement with Marc J. Oppenheimer effective March 6, 2000 setting out the terms under which Mr. Oppenheimer would act as President and Chief Executive Officer of Crystallex. Pursuant to this agreement, Mr. Oppenheimer receives, effective January 1, 2002, a base salary of US$390,000 as well as a benefits package. In addition, the agreement allows for Mr. Oppenheimer to negotiate a bonus and incentive plan with Crystallex. The incentive plan negotiated by Mr. Oppenheimer allows for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. In the event of a change of ownership or control of Crystallex, Mr. Oppenheimer may terminate the agreement. If, after any such change of control, Crystallex fails to comply with the agreement, then Mr. Oppenheimer will receive a lump sum payment equivalent to not less than three years of compensation and benefits. The agreement has an expiry date of March 5, 2007, with automatic one-year extensions unless Crystallex gives Mr. Oppenheimer a minimum of three years written notice of termination prior to the anniversary date of the agreement.

Crystallex entered into an employment contract with Daniel R. Ross effective July 1, 2002 setting out the terms under which Mr. Ross has agreed to serve as Executive Vice - President and Corporate Counsel of the Company. Pursuant to the agreement Mr. Ross receives an annual base salary of Cdn $400,000 as well as a benefits package. In addition, the agreement provides for the negotiation and payment of an annual bonus. In the event of a change in Control of Crystallex resulting in termination of employment or failure by Crystallex to abide by the terms of the employment contract, Mr. Ross is entitled to receive salary, bonus and benefits for a period of three years or until the termination date of the employment contract whatever is greater. The term of employment ends on December 31, 2006 subject to renewal.

           ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
           ----------------------------------------------------------

A.       MAJOR SHAREHOLDERS
         ------------------

(a) As far as known by Crystallex, and except as set forth in subparagraph (b) below, Crystallex is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b) The table below sets forth information as of May 12, 2003, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex's common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)  None of Crystallex's shareholders have different voting rights.

                                                                PERCENTAGE OF
                                         NO. OF                  OUTSTANDING
       NAME AND ADDRESS(1)            COMMON SHARES           COMMON SHARES(2)
       ----------------               -------------           ----------------
Cede & Co.                             72,502,027                   73.2%
Box 20
Bowling Green Station
New York, New York 10274

CDS & Co.
25 The Explanade                       20,305,351                   20.5%
Box 1038, Station A
Toronto, Ontario  M5E 1W5

(1) Clearing Agencies. Crystallex has no knowledge of the beneficial owners of these shares and, to the knowledge of the directors and senior officers of Crystallex, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than five percent of the voting rights attached to all shares of Crystallex entitled to be voted at the Meeting.

(2)  Shareholdings are shown as at May 12, 2003.

On May 12, 2003, the number and class of shares which Crystallex was authorized to issue were an unlimited number of common shares, Class A preference shares, and Class B preference shares. As of May 12, 2003, none of the Class A or Class B preference shares have been issued and 99,057,509 common shares were issued and outstanding. In addition, 54,289,771 common shares were reserved for issuance for various reasons, including for the exercise of stock options, finder's fee, exercise of warrants issued in private placements, placement agent's fee for a private placement, and exercise of warrants issued for convertible notes and broker's fees.

The shareholder records of Crystallex's transfer agent, CIBC Mellon Trust Company, indicate that as of May 12, 2003, there were a total of 394 United States shareholders and institutions holding 76,315,822 shares, which holdings represented approximately 77% of Crystallex's then outstanding non-escrowed common shares.

As of the date of filing this annual report, Crystallex's senior management knows of no arrangements, the operation of which may at a subsequent date result in a change in control of Crystallex.

B.       RELATED PARTY TRANSACTIONS
         --------------------------

During the year, the Company entered into the following transactions with related parties:

         (a) Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of
         Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 - $2,753,031), to a law
         firm related to a director of the Company.

         (b) Paid or accrued consulting and management fees of $606,249 (2001 - $665,835, 2000 -$619,530) to directors and an officer of the Company and companies related to directors and an officer of the Company.

         (c) Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 -
         $485,674) to law firms related to directors of the Company. The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

C.       INTERESTS OF EXPERTS AND COUNSEL
         --------------------------------

Not applicable.

                         ITEM 8 - FINANCIAL INFORMATION
                         ------------------------------

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
         -------------------------------------------------------

Financial Information

Crystallex's consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Audited financial statements for the fiscal years ended December 31, 2002, 2001, and 2000 are included herewith, together with the auditor's reports for each of these periods.

Legal Proceedings

See Item 4.D. - Information on the Company - Risk Factors - Las Cristinas Properties - Court actions by MINCA allege that it has the right to mine the Las Cristinas properties, which actions, if successful, might remove the legal authority under which the CVG granted to Crystallex the administration of the Las Cristinas properties - The Las Cristinas Deposits are located in an area where mining activities may be restricted, thereby impairing the ability of Crystallex to exploit the Las Cristinas Deposits.

Dividends

Crystallex's Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B.       SIGNIFICANT CHANGES
         -------------------

None.

                         ITEM 9 - THE OFFER AND LISTING
                         ------------------------------

A.       OFFER AND LISTING DETAILS
         -------------------------

(4) Crystallex's common shares commenced trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol "KRY". The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

                           THE TORONTO STOCK EXCHANGE
                           PRICES IN CANADIAN DOLLARS

                                FISCAL YEAR ENDED

--------------------------------------------------------------------------------
                   2002          2001       2000         1999          1998
--------------------------------------------------------------------------------
        High       3.85         3.45        4.25         2.50          11.85
--------------------------------------------------------------------------------
        Low        1.89         0.99        1.19         0.74           0.50
--------------------------------------------------------------------------------

                              FISCAL QUARTER ENDED

--------------------------------------------------------------------------------
                           March 31       June 30       Sept. 30        Dec. 31
--------------------------------------------------------------------------------
2003         High             2.44
--------------------------------------------------------------------------------
             Low              1.25
--------------------------------------------------------------------------------
             Close            1.46
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2002         High            3.30           3.79           3.85           3.61
--------------------------------------------------------------------------------
             Low             2.53           2.10           2.02           1.89
--------------------------------------------------------------------------------
             Close           3.15           2.71           3.72           2.33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2001         High            1.59          2.85           3.45           3.33
--------------------------------------------------------------------------------
             Low             0.99          1.10           1.65           1.80
--------------------------------------------------------------------------------
             Close           1.15          2.20           1.89           2.78
--------------------------------------------------------------------------------

                                   MONTH ENDED

--------------------------------------------------------------------------------
               November   December    January    February    March    April
                 2002       2002        2003       2003       2003     2003
--------------------------------------------------------------------------------
      High       2.82       3.45        2.44       2.14       1.70     1.55
--------------------------------------------------------------------------------
       Low       2.01       1.89        2.03       1.65       1.25     1.00
--------------------------------------------------------------------------------

                           THE AMERICAN STOCK EXCHANGE
                             PRICES IN U.S. DOLLARS

                                FISCAL YEAR ENDED

--------------------------------------------------------------------------------
                       2002          2001          2000       1999        1998
--------------------------------------------------------------------------------
        High            2.46         2.20         2.8125      1-3/4      8-5/16
--------------------------------------------------------------------------------
        Low             1.21         0.68          0.75        1/2         3/8
--------------------------------------------------------------------------------

                              FISCAL QUARTER ENDED

--------------------------------------------------------------------------------
                              March 31      June 30      Sept. 30       Dec. 31
--------------------------------------------------------------------------------
2003            High            1.55
--------------------------------------------------------------------------------
                Low             0.85
--------------------------------------------------------------------------------
                Close           1.04
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2002            High           2.10         2.46          2.46          2.30
--------------------------------------------------------------------------------
                Low            1.59         1.26          1.28          1.21
--------------------------------------------------------------------------------
                Close          1.99         1.79          2.29          1.46
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2001            High           1.68         1.91          2.20          1.97
--------------------------------------------------------------------------------
                Low            0.95         0.68          1.06          1.17
--------------------------------------------------------------------------------
                Close          1.38         1.48          1.17          1.81
--------------------------------------------------------------------------------

                                   MONTH ENDED

--------------------------------------------------------------------------------
                 November    December    January    February   March      April
                   2002        2002        2003       2003      2003       2003
--------------------------------------------------------------------------------
      High         1.81        1.72        1.55       1.42       1.14      1.05
--------------------------------------------------------------------------------
       Low         1.29        1.21        1.37       1.11        .85       .69
--------------------------------------------------------------------------------

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B.       PLAN OF DISTRIBUTION
         --------------------

Not applicable

C.       MARKETS
         -------

Crystallex's common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

D.       SELLING SHAREHOLDERS
         --------------------

Not applicable

E.       DILUTION
         --------

Not applicable

F.       EXPENSES OF THE ISSUE
         ---------------------

Not applicable

                        ITEM 10 - ADDITIONAL INFORMATION
                        --------------------------------

A.       SHARE CAPITAL
         -------------

Not applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION
         --------------------------------------

Crystallex is continued under the Canada Business Corporations Act (the "Act") with corporation number 345631-5. Its articles contain no restrictions on the business that it may carry on. Neither Crystallex's articles nor its by-laws contain any restriction on a director's power to vote on a proposal, arrangement or contract in which the director is materially interested provided that the director complies with the provisions of the Act. The Act requires a director who is a party to a material contract or proposed material contract with Crystallex or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Crystallex to disclose in writing to Crystallex, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest. Such a director is precluded under the Act from voting on any resolution to approve such a contract unless the contract falls within a specified list of exceptions. The Act provides that, subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors of the corporation. Neither the articles nor the by-laws or of Crystallex restrict the power of the directors in this regard. Crystallex has no unanimous shareholder agreements. The by-laws of Crystallex specifically authorize the directors to fix the remuneration of members of the Executive Committee from time to time. The Act provides that unless the articles or by-laws of or a unanimous shareholder agreement relating to a corporation otherwise provides, the directors may borrow money on the credit of the corporation and issue debt obligations of the corporation. Neither the articles nor the by-laws of Crystallex restrict the power of the directors in this regard. Neither the articles nor the by-laws of Crystallex contain any mandatory retirement provisions relating to the age of directors or any requirement that directors hold any specified number of shares of Crystallex.

The authorized share capital of Crystallex consists of an unlimited number of common shares, an unlimited number of Class "A" preference shares and an unlimited number of Class "B" preference shares. Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate ratably in any distribution of the assets of Crystallex upon liquidation, dissolution or winding-up, subject to the prior rights of the holders of shares ranking in priority to the common shares. The Class "A" preference shares and Class "B" preference shares are issuable in series. Each such series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of Crystallex, subject to the provisions attached to the Class "A" preference shares as a class or the Class "B" preference shares as a class, as the case may be. The Class "A" preference shares and the Class "B" preference shares shall each rank ahead of the common shares with respect to the distribution of assets of Crystallex upon liquidation, dissolution or a winding-up. The rights of holders of Crystallex common shares may only be changed by articles of amendment. Articles of amendment require the passage of a special resolution of shareholders.

An annual meeting of holders of common shares must be held no later than 15 months after the date of the last annual meeting of shareholders. At such meeting, the audited consolidated financial statements of Crystallex must be put before the shareholders, the auditors of Crystallex will be appointed and the directors of Crystallex will be elected. Voting may be effected in person or by written proxy and the quorum for any shareholders meeting shall be not less than two persons present holding or representing not less than 5 per cent of the total number of shares entitled to be voted at the meeting. This provision is different from the corporate law of many US states, and the effect of this provision is that these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

There are presently no governmental laws, decrees, or regulations in Canada which impose limitations on the right of non-resident or foreign owners to hold or vote the common shares of Crystallex. However, the Investment Canada Act (the "ICA"), provides, among other things, that the acquisition of control (as defined in the ICA) of a corporation carrying on a Canadian business (as defined in the ICA) whose assets exceed certain prescribed thresholds (which may depend upon the nationality of the non-Canadian acquiring control) by a non-Canadian (as defined in the ICA) may be subject to the approval of the Canadian Minister of Industry. The ICA contains various provisions creating presumptions in determining whether a Canadian corporation is or becomes a non-Canadian. For example, if a Canadian corporation is controlled by a non-Canadian, the corporation becomes non-Canadian, and thereupon the acquisition of control of any other Canadian corporation by such corporation may be subject to the approval of the Canadian Minister of Industry. The ICA contains a rebuttable presumption that control is acquired if one third of the voting shares of a Canadian corporation are acquired by a non-Canadian person or entity. Crystallex carries on a Canadian business for purposes of the ICA. There is no provision under US corporate law similar to the ICA. The impact of the ICA may be to delay or prevent a change in Crystallex's control to a non-Canadian person or entity.

Although not part of Crystallex's articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D - Information on the Company - Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7.

C.       MATERIAL CONTRACTS (SINCE MAY 10, 2001)
         ---------------------------------------

1. First Amendment to Amended and Restated Loan Agreement dated as of October 12, 2001 between Minera San Gregorio S.A., Stel (B.V.I.) Inc., Crystallex International Capital Corporation, and Standard Bank London Limited. See Item 4.D, Information on the Company - Property, Plants and Equipment - The San Gregorio Gold Mine - Financing.

2. First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex, various Crystallex subsidiaries, and Standard Bank London. See Item 4.D, Information on the Company - Property, Plants and Equipment -The Tomi Mine and Revemin Mill - Financing.

3. Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex, El Callao Mining Corp., and another Crystallex subsidiary and Standard Bank London. See Item 4.D, Information on the Company - Property, Plants and Equipment -The Tomi Mine and Revemin Mill - Financing.

4. Agreement dated as of November 15, 2001 between Crystallex and Standard Bank London Limited, relating to the orderly disposition of Crystallex common shares that Standard Bank London acquires from Crystallex as payment of loan obligations. See Item 4.D, Information on the Company - Property, Plants and Equipment - The San Gregorio Gold Mine - Financing.

Crystallex and Standard Bank London have entered into an agreement whereby Standard Bank London has undertaken to sell Crystallex shares that Standard Bank London holds, subject to daily and monthly maximum amounts, in order to maintain an orderly market for the transfer of Crystallex shares. The maximum amounts are determined from time to time as shares are issued by Crystallex in payment of amounts under the Amended and Restated Loan Agreement between Minera San Gregorio, other Crystallex subsidiaries, and Standard Bank London, as amended.

5. Memorandum of Understanding dated as of December 17, 2001 between Crystallex and Standard Bank London. See Item 4.D, Information on the Company - Property, Plants and Equipment - The San Gregorio Gold Mine - Financing.

6. Mine Operation Contract dated September 17, 2002 between Crystallex and the Corporacion Venezolana de Guayana for the development of the gold deposits of Las Cristinas 4, 5, 6 and 7. See Item 4D, Information on the Company, Property. Plants and Equipment: Las Cristinas 4, 5, 6 and 7.

D.       EXCHANGE CONTROLS
         -----------------

There are presently no governmental laws, decrees, or regulations in Canada restricting the export or import of capital, or which impose exchange controls or affect the remittance of dividends, interest, or other payments to non-resident holders of Crystallex's common shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Canada/United States tax convention between Canada and the United States (see Item 10.E - Taxation).

E.       TAXATION
         --------

The following summary describes the general Canadian federal income tax consequences of acquiring, holding and disposing of Crystallex's common shares generally applicable to purchasers of Crystallex's common shares described below.

This summary is applicable only to a purchaser of Crystallex's common shares (a "Holder") who, (i) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm's length with Crystallex, holds Crystallex's common shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex's common shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of Crystallex's common shares in computing its income from its insurance business carried on in Canada, and (ii) for the purposes of the Canada- US. Income Tax Convention (the "Convention"), is at all relevant times resident in the United States. This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention. Crystallex's common shares will generally be considered to be capital property to a purchaser unless the purchaser holds Crystallex's common shares in the course of carrying on a business of buying and selling securitiesor is a financial institution and Crystallex's common shares are mark-to-market property of such purchaser.

This summary is of a general nature only and is not intended to be, nor should it be, construed to be legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the Regulations thereunder (the "Tax Regulations") and the Convention in force as of the date hereof, the current published administrative policies of Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly form those discussed herein. With respect to the Tax Proposals, no assurances can be given that the Tax Proposals will be enacted in the form proposed or at all.

(a)      Dividends on Crystallex's Common Shares

Subject to the provisions of the Convention, Canadian withholding tax at a rate of 25 % will be payable on dividends paid or credited by Crystallex to a Holder of Crystallex's common shares. Under the Convention, the withholding tax rate is generally reduced to 15 % or, if the Holder is a corporation that owns at least 10 % of Crystallex's voting stock, to 5%. Crystallex or its paying agent assumes the responsibility for the withholding tax on such dividends.

(b)      Capital Gains and Losses

Upon a disposition or deemed disposition by a Holder of Crystallex's common shares, a capital gain (or loss) will generally be realized by the Holder to the extent that the proceeds of disposition, less costs of disposition, exceed (or are exceeded by) the adjusted cost base of Crystallex's common shares to such Holder. Subject to the provisions of the Convention, capital gains realized by a Holder on a disposition of Crystallex's common shares will not be subject to Canadian federal income tax unless Crystallex's common shares are taxable Canadian property (as defined in the Tax Act) to such Holder, in which case the capital gains will be subject to Canadian tax at rates which will approximate those payable by a Canadian resident. Crystallex's common shares will not be taxable Canadian property to a Holder unless, at any time during the 60 month period immediately preceding the disposition, such Holder, persons with whom such Holder did not deal at arm's length, or such Holder together with all such persons, owned, had an interest in or an option in respect of 25 % or more of the issued shares of any class or series of shares of Crystallex.

Under the Convention, a Holder will not be subject to Canadian tax on a disposition of Crystallex's common shares unless, at the time of the disposition, the value of Crystallex's common shares is derived principally from real property (including natural resource property) situated in Canada, or unless the Holder was an individual resident in Canada (a) at any time during the ten years immediately preceding the disposition of such shares and (b) for 120 months during any period of twenty consecutive years preceding the disposition of such shares, and such shares were owned by the Holder when he or she ceased to be a resident of Canada.

F.       DIVIDENDS AND PAYING AGENTS
         ---------------------------

Not applicable

G.       STATEMENTS BY EXPERTS
         ---------------------

Not applicable

H.       DOCUMENTS ON DISPLAY
         --------------------

Copies of the documents referred to in this annual report may be inspected at Crystallex's office at Suite 902 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

I.       SUBSIDIARY INFORMATION
         ----------------------

Not applicable

     ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
     ---------------------------------------------------------------------

Crystallex's principal operations are resident in Uruguay and Venezuela. However, aside from local trade/supplier debt, all transactions from these operations are denominated in US dollars. Gold sale proceeds, as well as related forward production contracts and written call options, are all received or denominated in US dollars. To finance the acquisition of its operations, Crystallex has incurred debt through bank instruments and convertible notes, both of which are denominated in US dollars.

Crystallex's variable rate debt consists solely of its long term bank financing utilized to fund the acquisition of mineral properties. This bank debt bears interest at LIBOR plus an applicable margin. Considering the amount of debt outstanding as at December 31, 2001 ($Cdn 17.8 million), a rapid or large increase in the base rate, LIBOR, would not have a material impact on Crystallex's earnings statement.

GOLD CONTRACTS

Crystallex enters into financial agreements with major financial institutions to manage revenue risk arising from changes in gold prices. Contracts include forward sales and call options.

At December 31, 2002, Crystallex had committed a total of 471,872 ounces at an average price of US$303 per ounce, including 233,240 ounces under call options sold at an average price of US$303 per ounce. The program consisted of the following:

--------------------------------------------------------------------------------
                                     2003    2004      2005    2006   TOTAL
--------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)    77,598  82,608   41,130  41,296  242,632
Average Price Per Ounce              $300    $300     $305    $309    $302
Written Gold Call Options (ounces)   60,852  115,456  50,932  2,000   229,240
Average Exercise Price Per Ounce     $295    $306     $303    $348    $303
--------------------------------------------------------------------------------

Crystallex's objective is to reduce the size of its hedge book. Although the total committed ounces under the hedge program is just 4.5% of our reserves at year end, the committed ounces this year and next are high in relation to planned production in those years. To address this situation, Crystallex is negotiating a restructuring of the positions with its hedge counterparties to move certain commitments to future periods. Also, Crystallex is reducing the overall size of the program by delivering into forward sales contracts without replacing those contracts. The decision to reduce the size of the hedge program is also supported by a positive outlook for the gold market and continuing low US dollar interest rates, which makes hedging through forward sales less attractive.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

Crystallex treats its forward sales contracts as hedges as they represent agreements to sell gold produced at pre-determined quantities and prices.

Crystallex follows the CICA Emerging Issues Committee recommendations, "Accounting by Commodity Producers for Written Call Options" ("EIC 113"). This policy establishes accounting and reporting standards for such derivative instruments. The standard requires recognition of written call options on the balance sheet measured at fair market value. Changes in the fair market value of the call options are recorded in the Statement of Operations in each period.

The variation in fair market value from period to period can cause significant volatility in earnings, however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the year ended December 31, 2002, the Company incurred a non hedge non-cash derivative loss of $17.8 million.

In circumstances where the Company is unable to meet the obligations under the call options, the Company will either defer the expiry date of the call option, purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially, it would result in a reduction of the Company's cashflow.

        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
        ----------------------------------------------------------------

Not Applicable

                                     PART II

           ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
           ---------------------------------------------------------

None

 ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
 -----------------------------------------------------------------------------
                                    PROCEEDS
                                    --------

A.       Not Applicable

B. In 1997, Crystallex's Board of Directors adopted, and the shareholders approved, a rights plan. See Item 4.D - Information on the Company - Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions - Company Corporate Matters Related to the Concession. Crystallex's shareholders reapproved the plan in 2000.

C.       Not Applicable.

D.       Not Applicable.

E.       USE OF PROCEEDS
         ---------------

Not Applicable

                        ITEM 15 - CONTROLS AND PROCEDURES
                        ---------------------------------

Not Applicable

                   ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT
                   -------------------------------------------

Not Applicable

                            ITEM 16B - CODE OF ETHICS

Not Applicable

                ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable

                                    PART III
                                    --------

                         ITEM 17 - FINANCIAL STATEMENTS
                         ------------------------------

Not Applicable.

           CONSOLIDATED FINANCIAL STATEMENTS OF


           CRYSTALLEX INTERNATIONAL
           CORPORATION


           December 31, 2002, 2001 and 2000

           (Expressed in Canadian dollars)

DELOITTE & TOUCHE LLP
BCE PLACE
181 Bay Street, Suite 1400
Toronto, ON  M5J 2V1
Canada


Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca                                                     DELOITTE
                                                                    & TOUCHE

AUDITORS' REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.



/s/ Deloitte & Touche LLP


Chartered Accountants


Toronto, Ontario
May 13, 2003

CRYSTALLEX INTERNATIONAL CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                         Page
                                                                         ----

Consolidated Balance Sheets                                                 1

Consolidated Statements of Operations                                       2

Consolidated Statements of Cash Flows                                       3

Consolidated Statements of Changes in Shareholders' Equity                  4

Notes to the Consolidated Financial Statements                         5 - 36

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------




                                                   2002                 2001
                                             -------------        --------------
                                                             (as restated - Note 3)
ASSETS
CURRENT
  Cash and cash equivalents                  $   5,695,130        $  14,409,831
  Accounts receivable                            2,332,437            2,883,091
  Production inventories (Note 4)                8,544,920            8,917,304
  Supplies inventory and prepaid expenses          536,843            1,253,232
  Investments (Note 5)                              89,329              235,901
  Due from related parties                          88,164                8,735
--------------------------------------------------------------------------------
                                                17,286,823           27,708,094
SECURITY DEPOSITS                                  208,887              306,218
INVESTMENT (Note 5)                                640,000              640,000
PROPERTY, PLANT AND EQUIPMENT (Note 7)         154,303,830          122,660,335
DEFERRED FINANCING FEES (Note 8)                 2,162,868            1,269,652
--------------------------------------------------------------------------------
TOTAL ASSETS                                 $ 174,602,408        $ 152,584,299
================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities   $  17,385,724        $  16,456,041
  Due to related parties                           245,925              437,506
  Deferred credit                                4,991,267              525,878
  Current portion of long-term debt (Note 9)     7,850,256            2,609,559
--------------------------------------------------------------------------------
                                                30,473,172           20,028,984
RECLAMATION PROVISION                            1,048,726            1,137,568
LONG-TERM DEBT (Note 9)                         26,206,277           25,216,992
DEFERRED CREDIT                                 14,829,267              646,821
--------------------------------------------------------------------------------
                                                72,557,442           47,030,365
--------------------------------------------------------------------------------
MINORITY INTEREST                                  143,517              143,517
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)                        193,349,000          165,350,568
SPECIAL WARRANTS (Note 10)                       4,557,450                   --
EQUITY COMPONENT OF CONVERTIBLE
  NOTES                                          3,878,322            1,557,302
CONTRIBUTED SURPLUS                              5,801,535            4,415,546
DEFICIT                                       (105,684,858)         (65,912,999)
--------------------------------------------------------------------------------
                                               101,901,449          105,410,417
--------------------------------------------------------------------------------
                                             $ 174,602,408        $ 152,584,299
================================================================================



 "Marc J. Oppenheimer", Director            "David I. Matheson", Director

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                              2002           2001            2000
                                         ------------    ------------    ------------
                                                            (as restated - Note 3)

OPERATING REVENUE                        $ 45,121,049    $ 53,323,172    $ 47,800,240
-------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                               40,677,574      39,847,295      30,693,945
  Amortization                              9,926,247       9,555,223       8,131,265
  Depletion                                 2,132,964       2,214,550       2,167,693
-------------------------------------------------------------------------------------
                                           52,736,785      51,617,068      40,992,903
-------------------------------------------------------------------------------------
OPERATING (LOSS) PROFIT                    (7,615,736)      1,706,104       6,807,337
-------------------------------------------------------------------------------------

EXPENSES
  Amortization                                329,288         471,530         136,643
  Interest on long-term debt                2,975,243       2,114,799       1,129,883
  General and administrative (Note 11)      9,949,630       6,916,095       6,401,277
-------------------------------------------------------------------------------------
                                           13,254,161       9,502,424       7,667,803
-------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE
 (LOSS) GAIN (Note 15)                    (17,816,643)        740,532              --
-------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                   (38,686,540)     (7,055,788)       (860,466)
-------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                   378,830         479,637         727,472
  Foreign exchange gain (loss)                881,101      (3,238,889)       (275,463)
  Minority interest                                --         169,800              --
  Write down of marketable securities        (210,572)     (2,003,338)             --
  Write down of mineral properties         (2,134,678)    (25,001,776)             --
-------------------------------------------------------------------------------------
                                           (1,085,319)    (29,594,566)        452,009
-------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                    $(39,771,859)   $(36,650,354)   $   (408,457)
=====================================================================================

NET LOSS PER SHARE - Basic and diluted   $      (0.47)   $      (0.53)   $      (0.01)
=====================================================================================

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
  Basic and Diluted                        84,441,287      69,117,738      52,965,842
=====================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                          2002            2001            2000
                                                     -------------   -------------   -------------
                                                                         (as restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                $(39,771,859)   $(36,650,354)   $   (408,457)
Adjustments to reconcile income to net cash
  used in operating activities:
    Amortization and depletion                         12,388,499      12,241,303      10,435,601
    Foreign exchange loss                                (514,396)      2,834,827         351,693
    Gain on sale of securities                                 --              --        (102,856)
    Loss (gain) on loan repayment                              --       1,529,354        (110,312)
    Interest on long-term debt                                327         347,690         132,532
    Management fees                                       110,955         193,739          35,000
    Minority interest                                          --        (169,800)             --
    Non-hedge derivative loss                          17,499,063        (740,532)             --
    Reclamation provision                                 (88,849)        (44,652)        403,972
    Write-down of marketable securities                   210,572       2,003,338              --
    Write-down of mineral properties                    2,134,678      25,001,776              --

Changes in other operating assets and liabilities,
  (net of effects from purchase of subsidiaries):
    Decrease (increase) in accounts receivable            285,549        (187,486)      1,590,337
    (Increase) decrease in  inventories                  (277,910)      1,254,765         808,719
    Decrease (increase ) in deposits and
      prepaid expenses                                  1,505,345         644,877      (1,638,314)
    (Increase) decrease in due from related parties      (115,256)         26,883            (281)
    Increase (decrease) in accounts payable and
      accrued liabilities                                 786,307         321,396        (638,975)
    Decrease in due to related parties                    247,485         145,322         221,089
    Increase in deferred charges                        1,148,772         375,572              --
--------------------------------------------------------------------------------------------------
                                                       (4,450,718)      9,128,018       1,079,748
--------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of subsidiaries (net of cash acquired)              --      (5,349,761)     (7,761,691)
  Purchase of property, plant and equipment           (43,728,076)    (12,736,568)     (3,610,509)
  Deferred acquisition costs                                   --              --      (4,627,626)
  Security deposits                                        97,331        (113,107)        (64,663)
  Purchase of long term investment securities                  --              --      (2,643,338)
  Proceeds on sale of marketable securities                    --              --         137,143
  Purchase of marketable securities                       (64,000)         (8,000)       (224,002)
--------------------------------------------------------------------------------------------------
                                                      (43,694,745)    (18,207,436)    (18,794,686)
--------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock for cash                    7,284,107       9,743,922       3,704,095
  Capital stock subscribed                                     --              --       1,955,644
  Special warrants                                      4,557,450              --              --
  Debt borrowings                                      30,365,399      11,607,595      10,191,625
  Debt repayments                                        (771,120)       (988,608)    (10,370,847)
  Deferred financing fees                              (2,005,074)     (1,292,102)             --
--------------------------------------------------------------------------------------------------
                                                       39,430,762      19,070,807       5,480,517
--------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH
AND CASH EQUIVALENTS                                   (8,714,701)      9,991,389      (2,234,421)
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                      14,409,831       4,418,442       6,652,863
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
END OF YEAR                                          $  5,695,130    $ 14,409,831    $  4,418,442
==================================================================================================


Supplemental disclosure with respect to cash flows (Note 13)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)




                                                                              Number of
                                                 Number                        Special                          Number of
                                               of Shares        Amount         Warrants         Amount           Warrants
                                             --------------------------------------------------------------------------------------

Balance at December 31, 1999                   45,295,569   $ 105,393,744              --    $          --        7,919,643
  Shares issued on exercise of options          2,222,208       2,285,708              --               --               --
  Shares issued on conversion of warrants         959,200       1,418,387              --               --         (959,200)
  Shares issued for management fees                29,536          69,557              --               --               --
  Shares issued for legal fees                    300,000         698,820              --               --               --
  Shares issued for Bolivar Acquisition         1,268,749       2,345,631              --               --               --
  Shares issued for Las Cristinas               4,580,404      10,956,327              --               --               --
  Shares issued on conversion of notes          4,498,555       7,500,284              --               --               --
  Warrants issued with convertible notes               --              --              --               --        3,008,557
  Warrants expired during the year                     --              --              --               --       (2,000,000)
  Special warrants issued for cash                     --              --       1,025,000        1,387,809        1,025,000
  Loss for the year                                    --              --              --               --               --
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                   59,154,221     130,668,458       1,025,000        1,387,809        8,994,000
  Shares issued on exercise of options            340,000         468,700              --               --               --
  Shares issued on conversion of warrants       1,460,443       2,318,889              --               --       (1,460,443)
  Shares issued for management fees                65,466         104,550              --               --               --
  Shares issued for legal fees                  1,200,000       2,385,000              --               --               --
  Shares issued for El Callao                   3,987,535       5,150,520              --               --               --
  Shares issued for Las Cristinas               1,035,689       2,597,247              --               --               --
  Shares issued on conversion of notes          3,199,055       3,803,591              --               --               --
  Warrants issued with convertible notes               --              --              --               --        2,666,938
  Conversion of special warrants                1,025,000       1,387,809      (1,025,000)      (1,387,809)              --
  Shares issued for private placement           3,111,111       3,162,042              --                         3,111,111
  Shares issued for bank loan                   4,701,615      13,214,573              --               --               --
  Shares issued for broker fees                    67,059          89,189              --               --               --
  Warrants expired during the year                     --              --              --               --       (2,333,334)
  Equity component of convertible notes                --              --              --               --               --
  Loss for the year                                    --              --              --               --               --
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                   79,347,194     165,350,568              --               --       10,978,272
  Shares issued on exercise of options          1,104,500       1,615,650              --               --               --
  Shares issued on conversion of warrants       2,495,125       6,251,422              --               --       (2,495,125)
  Shares issued for management fees                42,612         110,955              --               --               --
  Shares issued for mineral property              282,554         873,182              --               --               --
  Shares issued for bank loan                     677,711       1,714,609              --               --               --
  Shares issued for finders fee                    35,430          78,655              --               --               --
  Shares issued on conversion of notes          7,737,152      17,353,959              --               --               --
  Special warrants issued for cash                     --              --       2,252,500        4,557,450               --
  Warrants issued with convertible notes               --              --              --               --        3,195,023
  Equity component of convertible notes                --              --              --               --               --
  Loss for the year                                    --              --              --               --               --
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2002                   91,722,278   $ 193,349,000       2,252,500    $   4,557,450       11,678,170
===================================================================================================================================


                                                                                 Equity
                                                                                Component
                                                                                   of
                                             Contributed                       Convertible
                                               Surplus           Deficit           Notes            Total
                                            -------------    --------------   -------------    -------------
Balance at December 31, 1999                $          --    $ (28,854,188)   $          --    $  76,539,556
  Shares issued on exercise of options                 --               --               --        2,285,708
  Shares issued on conversion of warrants              --               --               --        1,418,387
  Shares issued for management fees                    --               --               --           69,557
  Shares issued for legal fees                         --               --               --          698,820
  Shares issued for Bolivar Acquisition                --               --               --        2,345,631
  Shares issued for Las Cristinas                      --               --               --       10,956,327
  Shares issued on conversion of notes                 --               --               --        7,500,284
  Warrants issued with convertible notes           63,671               --               --           63,671
  Warrants expired during the year                     --               --               --               --
  Special warrants issued for cash                567,835               --               --        1,955,644
  Loss for the year                                    --         (408,457)              --         (408,457)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                      631,506      (29,262,645)              --      103,425,128
  Shares issued on exercise of options                 --               --               --          468,700
  Shares issued on conversion of warrants              --               --               --        2,318,889
  Shares issued for management fees                    --               --               --          104,550
  Shares issued for legal fees                         --               --               --        2,385,000
  Shares issued for El Callao                          --               --               --        5,150,520
  Shares issued for Las Cristinas                      --               --               --        2,597,247
  Shares issued on conversion of notes                 --               --               --        3,803,591
  Warrants issued with convertible notes           84,105               --               --           84,105
  Conversion of special warrants                3,699,935               --               --               --
  Shares issued for private placement                  --               --               --        6,861,977
  Shares issued for bank loan                          --               --               --       13,214,573
  Shares issued for broker fees                        --               --               --           89,189
  Warrants expired during the year                     --               --               --               --
  Equity component of convertible notes                --               --        1,557,302        1,557,302
  Loss for the year                                    --      (36,650,354)              --      (36,650,354)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                    4,415,546      (65,912,999)       1,557,302      105,410,417
  Shares issued on exercise of options                 --               --               --        1,615,650
  Shares issued on conversion of warrants        (572,804)              --               --        5,678,618
  Shares issued for management fees                    --               --               --          110,955
  Shares issued for mineral property                   --               --               --          873,182
  Shares issued for bank loan                          --               --               --        1,714,609
  Shares issued for finders fee                        --               --               --           78,655
  Shares issued on conversion of notes                 --               --       (1,557,302)      15,796,657
  Special warrants issued for cash                     --               --               --        4,557,450
  Warrants issued with convertible notes        1,958,793               --               --        1,958,793
  Equity component of convertible notes                --               --        3,878,322        3,878,322
  Loss for the year                                    --      (39,771,859)              --      (39,771,859)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                $   5,801,535    $(105,684,858)       3,878,322    $ 101,901,449
=============================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the restated financial statements (Note
       3), are summarized as follows:

       Principles of consolidation

       These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

       Translation of foreign currencies

       The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

       Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

       Cash and cash equivalents

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

       Marketable securities

       Marketable securities are carried at the lower of cost and market value.

       Long-term investment securities

       Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net income.

       Allowance for doubtful accounts

       The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2002 and December 31, 2001.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Plant and equipment

       Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods not to exceed the estimated life of mine:

           Buildings                                               5 years
           Field vehicles                                          5 years
           Furniture and equipment                                 5 years
           Mill and plant                                          20 years
           Mining equipment                                        10 years

       Mineral properties

       Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are produced. Development costs, including the mineral acquisition and direct mineral exploration costs relating to the mining plan are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

       Property evaluations

       The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

       Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long term expectation is that the net carrying amount will not be recovered.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Production inventories

       Gold in dore, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

       Consumables and spare parts inventory

       Consumables and spare parts inventory are valued at the lower of average and replacement cost.

       Income taxes

       The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

       Reclamation costs

       The Company's Uruguayan subsidiary records a liability for the estimated future costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock areas, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is calculated using the units of production method based on management's estimation of reclamation costs and the ratio of ore mined to total proven and probable reserves. The accrued liability is reduced as reclamation expenditures are made. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in cost estimates. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

       The Company's Venezuelan subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

       Revenue recognition

       Revenue from mining operations is recognized upon shipment, when title has passed to the customer and collection of the sale is reasonably assured.

       Deferred financing costs

       Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Net income (loss) per share

       Net income (loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted net income per share is calculated using the treasury stock method.

       Commodity instruments

       The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

       The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

       The Company has adopted the recommendations of the CICA Emerging Issues Committee which issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after October 24, 2000 are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in the statement of operations in the period of the change. The changes in the fair value are classified as a non-hedge derivative gain (loss) in the statement of operations.

       Stock-based compensation plan

       Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions. The new standard permits the Company to continue its existing policy whereby no compensation cost is recorded on the grant of stock options to employees.

       Handbook Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

       Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Use of estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

3.       PRIOR PERIOD RESTATEMENT

The following summarizes adjustments made to previously reported amounts:



                                                         2002            2001            2000
                                                     ------------    ------------    ------------
       Deficit, begining of year,
         as previously reported                      $ 21,361,808    $ 21,430,202    $ 24,734,758

       Restatements
         Reduction to plant and equipment (a)         (16,292,449)     (7,450,481)     (3,954,016)
         Reduction to mineral properties (b)          (19,746,087)             --              --
         Understatement of expenses (c)                  (102,363)       (301,966)       (176,599)
         Foreign exchange conversion gain (loss) (d)   (2,780,352)         39,581
         Gold loan conversion (e)                      (1,529,364)             --              --
         Minority interest (f)                           (704,643)             --              --
         Write-down of investment (g)                  (2,003,338)             --              --
         Reversal of capitalized costs (h)             (1,188,225)             --              --
         Other                                           (204,370)       (119,577)         11,185
       --------------------------------------------------------------------------------------------
       Deficit, beginning of year,
         as restated                                 $ 65,912,999    $ 29,262,645    $ 28,854,188
       ============================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       The restatement had the following effect on assets and liabilities as previously reported as at December 31, 2001:


                                              Current         Long-term         Current         Other
                                              Assets            Assets        Liabilities     Liabilities
                                           -------------    -------------    -------------   -------------
       Balance as at December 31, 2001,
         as previously reported            $  27,859,341    $ 170,484,662    $  19,926,621   $  34,478,863

           Reduction to plant and
             equipment (a)                            --      (16,292,449)              --              --
           Reduction to mineral
             properties (b)                           --      (19,746,087)              --              --
           Understatement of expenses (c)             --               --          102,363              --
           Foreign exchange conversion
             gain (loss) (d)                    (151,247)       1,934,867               --        (111,953)
           Gold loan conversion (e)                   --               --               --       1,529,364
           Minority interest (f)                      --       (8,313,225)              --      (7,608,582)
           Write-down of investment (g)               --       (2,003,338)              --              --
           Reversal of capitalized costs (h)          --       (1,188,225)              --              --
           Equity component of convertible
             notes (i)                                --               --               --      (1,347,164)
           Other                                      --               --               --         204,370
       ----------------------------------------------------------------------------------------------------
       Balance as at December 31, 2001,
       as restated                         $  27,708,094    $ 124,876,205    $  20,028,984   $  27,144,898
       ====================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       The restatement had the following effect on net income and earnings per share, as previously reported, for the year ended December 31, 2001 and 2000:

                                                          2001             2000
                                                      ------------    ------------

       Net income, as previously reported             $     68,394    $  3,304,556
       Restatements
         Reduction to plant and equipment (a)           (8,841,968)     (3,496,465)
         Reduction to mineral properties (b)           (19,746,087)             --
         Understatement of expenses (c)                    199,603        (125,367)
         Foreign exchange conversion gain(loss) (d)     (2,819,933)         39,581
         Gold loan conversion (e)                       (1,529,364)             --
         Minority interest (f)                            (704,643)             --
         Write-down of investment (g)                   (2,003,338)             --
         Reversal of capitalized costs (h)              (1,188,225)             --
         Other                                             (84,793)       (130,762)
       -------------------------------------------------------------------------------
       Net loss, as restated                          $(36,650,354)   $   (408,457)
       ===============================================================================

       Net income per share, basic
         as previously reported                       $       0.00    $       0.06
       Per share effect of above noted net income
         restatements                                        (0.53)          (0.07)
       -------------------------------------------------------------------------------
       Net loss per share, basic
         as restated                                  $      (0.53)   $      (0.01)
       ===============================================================================


       (A) REDUCTION TO PLANT AND EQUIPMENT

           The Company's Uruguay mill assets had previously been amortized over a 20-year period and its mine equipment had been amortized over a 10-year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. Accordingly, amortization expense of these assets has been increased by $3,586,279 and $3,496,465 for the years ended December 31, 2001 and 2000, respectively, and by $3,954,016 for fiscal years 1999 and 1998 through a cumulative adjustment of retained earnings as at December 31, 1999.

           Management further concluded that the recoverability of its Venezuelan Albino project plant and equipment assets was overstated based upon a recoverability analysis as at December 31, 2002. Accordingly, management has retroactively written down these assets by $5,255,689, recorded in 2001.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       (B) REDUCTION TO MINERAL PROPERTIES

           As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Albino and Tomi Properties, determined using assumptions existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly, management retroactively reduced the December 31, 2001 carrying values of the two mineral properties by $13,337,942 and $6,408,145, respectively to reflect the year in which the impairment should have been recognized.

       (C) UNDERSTATEMENT OF EXPENSES

           Management noted that certain expenditures incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. Accordingly, general and administrative expenses have been reduced by $199,603 and increased by $125,367 for the years ended December 31, 2001 and 2000, respectively and increased by $176,599 for the fiscal years 1999 and prior through adjustment of retained earnings as at December 31, 1999.

       (D) FOREIGN EXCHANGE CONVERSION GAIN (LOSS)

           Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company had accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce and eliminate the previously recorded Cumulative Translation Account by $4,675,924 and $344,513 as at December 31, 2001 and 2000,
           respectively. This restatement reduced net income by $2,819,933 in fiscal 2001 and increased net income by $39,581 in fiscal 2000.

       (E) GOLD LOAN

           During fiscal 2001, the Company converted their gold loan into a cash loan. Upon settlement, management recorded a gain in the year in excess of the amount that should have been recorded by the Company. Accordingly, at December 31, 2001, management increased the long-term debt payable and reduced the conversion gain previously recorded by $1,529,364, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       (F) MINORITY INTEREST

           During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao (see Note 6), the Company reflected the acquisition using purchase accounting. Upon review, management has revised its purchase equation, which resulted in a reduction in both the plant and equipment acquired and the minority interest share by $8,738,994, respectively.

           As a result of the inappropriate value being assigned to plant and equipment, the depletion expense charged to the statement of operations was overstated. Accordingly, depletion expense has been reduced by $425,769 for the year ended December 31, 2001.

           Furthermore, as the original purchase equation assigned an overstated net asset value to the minority shareholders' interest, the Company subsequently overstated the amount of the minority shareholders' share of the post acquisition net loss incurred by El Callao. Accordingly, at December 31, 2001 an adjustment of $1,130,412 was recorded to correct the minority interest's share of the loss.

       (G) WRITE-DOWN OF INVESTMENT

           As discussed in Note 5, during 2001 management deemed the decline in the market value of the shares in a long term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management did not reflect this other than temporary impairment in the financial statements. Accordingly, management retroactively recorded an impairment loss of $2,003,338 in 2001.

       (H) REVERSAL OF CAPITALIZED COSTS

           During fiscal 2001 the Company capitalized amounts to mineral properties that should have been charged to the statement of operations. Accordingly, as at December 31, 2001 mineral properties has been reduced by $1,188,225 while general and administrative expenses for the year then ended have been increased by an equal amount.

       (I) EQUITY COMPONENT OF CONVERTIBLE NOTES

           Upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. As at December 31, 2001, the equity component of the convertible notes has been increased by $1,347,163, and long-term debt and been decreased by an equal amount, as a result of a recalculation of these components.

4.     PRODUCTION INVENTORIES

                                            2002           2001
                                         ----------     ----------
       Gold in dore                      $  870,186     $  488,424
       Gold in process                      663,882      2,748,214
       Stockpiled ore                       141,117        977,110
       Consumables and spare parts        6,869,735      4,703,556
       ------------------------------------------------------------
                                         $8,544,920     $8,917,304
       ============================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.     INVESTMENTS

       The Company has acquired the common shares of several publicly listed companies. The quoted market value of those companies, classified by management as short-term marketable securities, at December 31, 2002 is $107,658 (2001 - $270,888).

       The Company has also acquired the common shares of a publicly listed company, with the intention of holding these shares as a long term investment; however, management deemed the decline in the market value of these shares to be other than temporary. Accordingly, management recorded a 2001 other than temporary impairment loss of $2,003,338 (Note 3(g)). The quoted market value of the long term investment at December 31, 2002 is $816,000 (2001 - $640,000).

6.     ACQUISITIONS

       Fiscal 2002

       There were no business acquisitions during fiscal 2002.

       Fiscal 2001

       Effective February 27, 2001, the Company acquired 79.4% of the outstanding share capital of El Callao Mining Corp ("ECM") by way of a share for share public offering take-over bid: 44.9% of which being shares held by Bema Gold Corporation ("Bema"). The Company also acquired from Bema for cash and shares, certain assets related to ECM. ECM, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

       The acquisition has been accounted for using the purchase method, and can be summarized as follows:


                                                                   As restated
                                                                       (Note 3)

       Cash and cash equivalents                                  $     15,061
       Accounts receivable and other assets                            491,338
       Note receivable                                               2,240,780
       Property, plant and equipment                                13,185,945
       Accounts payable and accrued liabilities                       (648,712)
       Minority interest                                              (170,431)
       -------------------------------------------------------------------------
       Consideration paid                                         $ 15,113,981
       =========================================================================

       Consideration paid consisted of:
         Cash paid                                                $  9,638,770
         Common shares of the Company (3,987,535 common shares)      5,150,520
         Acquisition costs                                             324,691
       -------------------------------------------------------------------------
                                                                  $ 15,113,981
       =========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

6.     ACQUISITIONS (CONTINUED)

       The agreement with Bema also provides for a 1% net smelter returns royalty to be expensed against gold production.

       Fiscal 2000

       Effective July 27, 2000, the Company acquired 100% of the outstanding share capital of Bolivar Goldfields, A.V.V. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

       The acquisition has been accounted for using the purchase method, and can be summarized as follows:

       Cash and cash equivalents                                  $    266,520
       Accounts receivable and other assets                            775,504
       Production and supplies inventories                           1,139,000
       Property, plant and equipment                                36,046,792
       Accounts payable and accrued liabilities                     (8,863,887)
       Long term debt                                              (18,847,225)
       Minority interest                                              (142,862)
       ------------------------------------------------------------------------
       Consideration paid                                         $ 10,373,842
       ========================================================================

       Consideration paid consisted of:

         Cash paid                                                $  7,745,725
         Common shares of the Company (1,268,749 common shares)      2,345,631
         Acquisition costs                                             282,486
       ------------------------------------------------------------------------
                                                                  $ 10,373,842
       ========================================================================


7.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment at December 31, are as follows:


                                                           2002
                                      ----------------------------------------------
                                       COST, NET       AMORTIZATION      ACCUMULATED
                                           OF              AND             NET BOOK
                                       WRITE-DOWN       DEPLETION           VALUE
                                      ------------     ------------     ------------
       Plant and equipment            $ 62,619,774     $ 36,751,308     $ 25,868,466
       Mineral properties              124,752,565        5,082,643      119,669,922
       Deferred exploration and
         development expenditures       10,232,150        1,466,708        8,765,442
       ------------------------------------------------------------------------------
                                      $197,604,489     $ 43,300,659     $154,303,830
       ==============================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)


                                                  2001 As restated (Note 3)
                                    ----------------------------------------------
                                                     Accumulated
                                      Cost, Net      Amortization
                                         of              and             Net Book
                                     Write-down       Depletion           Value
                                    ------------     ------------     ------------
       Plant and equipment          $ 58,062,057     $ 26,813,220     $ 31,248,837
       Mineral properties             87,593,791        3,861,478       83,732,313
       Deferred exploration and
         development expenditures      8,234,094          554,909        7,679,185
       -----------------------------------------------------------------------------
                                    $153,889,942     $ 31,229,607     $122,660,335
       =============================================================================


       Plant and equipment and deferred exploration and development expenditures include the Company's San Gregorio Mining concession acquired in October 1998. The Uruguayan Government mining agency granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

       Costs of mineral properties represent acquisition costs related to the following:


                                                                 2002               2001
                                                            -------------      -------------
                                                                                 As restated
                                                                                    (Note 3)
       Albino 1 Concession                                  $   7,338,381      $   7,338,381
       Bolivar Goldfields Properties                           15,699,956         15,699,956
       Cristinas Concessions                                   78,819,620         41,453,364
       El Callao Properties                                    19,478,031         18,427,419
       Mineiro Concession                                              --            724,548
       Santa Elena, San Miguel and Carabobo Concessions         3,416,577          3,431,837
       Knob Hill Property                                              --            518,286
       ----------------------------------------------------------------------------------------
                                                              124,752,565         87,593,791
       Less: Accumulated depletion                             (5,082,643)        (3,861,478)
       ----------------------------------------------------------------------------------------
                                                            $ 119,669,922      $  83,732,313
       ========================================================================================



       Deferred exploration and development costs are not re-characterized as costs of mineral properties once production has commenced.

       ALBINO 1 CONCESSION

       By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       BOLIVAR GOLDFIELDS PROPERTIES

       During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1, 2, 5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

       The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted the concession rights to Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

       CRISTINAS CONCESSIONS

       In November 2001, the Corporacion Venezolana de Guayana ("CVG") terminated the contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines ("MEM") passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

       On September 17, 2002, the Company entered into a mining agreement (the "Agreement") with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. This Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions.

       The aggregate cost incurred by the Company to December 31, 2002 to obtain the right to exploit the area is $78,819,620, represented by $60,140,958 of payments in cash and $18,678,662 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $46,743,852 ($32,280,068 cash, $14,463,784 through shares), professional fees of $32,075,768 ($27,860,890 cash, $4,214,878 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (Note
       11) of $13,144,974 during the year ended December 31, 2002 ($3,129,283 during the year ended December 31, 2001; $2,753,031 in 2000) and travel and administrative costs of $409,489 during the year ended December 31, 2002 (2001 - $325,728; 2000 - $203,179).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       EL CALLAO PROPERTIES

       By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 take-over, the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM (Note 6). As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

       Central Property

       Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. ("Vengroup"), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company agreed to pay the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

       ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

       Surrounding Ground

       The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of US$500,000 (US$250,000 of which has been paid to date) and fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted.

       As at December 31, 2002, ECM has expended US$1,026,522 (December 31, 2001
       - US$1,019,784) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

       MINEIRO CONCESSION

       By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil.

       SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

       The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       KNOB HILL PROPERTY

       Crystallex has not performed any mining activities on the Knob Hill property, located in British Columbia, Canada. During the year management concluded that the long-term expectation was that the net carrying value would not be recovered and accordingly the related capitalized costs were written-off.

8.     DEFERRED FINANCING FEES

       Deferred financing fees of $2,162,868, net of accumulated amortization of $312,647, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) relate to costs incurred in the issuance of the convertible notes and for a non-recourse credit facility.

9.     LONG-TERM DEBT

                                                       2002              2001
                                                   ------------      ------------
                                                                      As restated
                                                                         (Note 3)
       Bank loan                                   $ 16,916,484      $ 17,820,718
       Convertible notes                             17,140,049         9,705,833
       Loan payable                                          --           300,000
       ----------------------------------------------------------------------------
                                                     34,056,533        27,826,551
       Less: Current portion of long-term debt       (7,850,256)       (2,609,559)
       ----------------------------------------------------------------------------
                                                   $ 26,206,277      $ 25,216,992
       ============================================================================


       Bank loan

       On October 12, 2001 an amended and restated loan agreement was signed between the Company's subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited. The loan, which matures on October 15, 2004, is secured by a guarantee of the Company, and bears interest at the LIBOR rate plus 2% per annum. The loan agreement also restricts the Company's ability to enter into agreements relating to the sale or purchase of gold.

       On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a credit agreement with the Standard Bank London Limited. The loan, which was subsequently amended by a First Amendment to the Credit Agreement, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company's Revemin mill and a pledge of the securities of certain of the Company's subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company's ability to enter into metal trading agreements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED)

       Convertible notes

       During the year, the Company issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represents the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represents the present value of the interest payments, which the Company can settle through the issuance of cash or shares, discounted at the same rate as the liability component. The holders of the notes have the right to convert the principal of the debt into common shares. Over the term of the notes the liability and the interest components are accreted to their face value. As at December 31, 2002, the Company has the following convertible notes still outstanding:

       Notes with an aggregate principal amount of US$11,200,000 which mature on September 25, 2005, bear interest at 4% per annum and which are convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes is equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

       A note with a principal amount of US$2,200,000 which matures on September 30, 2003, bears interest at 5% per annum and is convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes is equal 95% of the current market price of the common shares on the date of the conversion.

       Loan payable

       The loan payable is repayable on demand and bears interest at the banks prime lending rate plus 1% per annum. During 2002, the remaining balance of this loan was repaid.

10.    SHARE CAPITAL

                                                                     2002             2001
                                                                 ------------     ------------
                                                                                   As restated
                                                                                      (Note 3)
       Authorized
         Unlimited common shares, without par value
         Unlimited Class "A" preference shares, no par value
         Unlimited Class "B" preference shares, no par value
       Issued
         91,722,278 Common shares (2001 - 79,347,194)            $193,349,000     $165,350,568
       =========================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Warrants

       As at December 31, 2002, warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                       Weighted
                                                                        Average
                                                                      Remaining
                                                      Number        Contractual
       Range of Exercise Price                     of Shares       Life (Years)
       -------------------------------------------------------------------------

       $1.72 to $2.60                                727,500               1.40
       $2.61 to $3.87                              6,351,376               1.40
       $3.88 to $4.48                              4,599,294               1.88
       =========================================================================

       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following table is a summary of the status of stock options outstanding at December 31, 2002:



                       Outstanding and Exercisable Options
       ---------------------------------------------------------------------
                                                  Weighted
                                                   Average          Weighted
                                                 Remaining           Average
       Range of                 Number         Contractual          Exercise
       Exercise Price        of Shares        Life (Years)             Price
       ---------------------------------------------------------------------
       $0.85 to $1.00        1,742,500                4.64             $0.97
       $1.41 to $1.75        1,521,000                6.55             $1.54
       $2.00 to $2.65        3,689,500                7.63             $2.22
       ---------------------------------------------------------------------
                             6,952,500
       ======================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       A summary of the status of the stock option plan as at December 31, 2002, 2001 and 2000 and changes during each year ended on those dates follows:

                                                2002                      2001                      2000
                                       -----------------------   ----------------------  -----------------------
                                                      Weighted                 Weighted                 Weighted
                                                      Average                   Average                  Average
                                          Number      Exercise     Number      Exercise    Number       Exercise
                                        of Shares      Price     of Shares      Price     of Shares      Price
                                       -----------    --------   ----------    --------  -----------    --------
       Outstanding and exercisable,
         beginning of year               7,707,000    $   1.70    6,315,292    $   1.52    6,475,500    $   1.15
       Granted                             350,000        2.28    1,815,000        2.24    2,077,500        2.13
       Exercised                        (1,104,500)       1.46     (340,000)       1.38   (2,112,708)       1.03
       Cancelled                                --          --      (83,292)       1.40     (125,000)       2.99
       -------------------------------------------------------------------------------------------------------------
       Outstanding and exercisable,
         end of year                     6,952,500    $   1.76    7,707,000    $   1.70    6,315,292    $   1.52
       =============================================================================================================
       Weighted average fair
         value of options granted
         during the year               $      1.16               $     1.17              $      1.21
       =============================================================================================================


       Supplemental information for stock-based compensation

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.22%, dividend yield of nil, volatility factor of 75%, and a weighted-average expected life of the options of 3.75 years. The weighted average fair value per share of options granted during 2002 was $1.16.

       The following table presents the net loss and net loss per share for the year ended December 31, 2002 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

       Net loss to common shareholders                           $(39,771,859)
       Compensation expense under Section 3870                       (404,979)
       ------------------------------------------------------------------------
       Pro forma net loss                                        $(40,176,838)
       ========================================================================
       Pro forma basic loss per share                            $      (0.48)
       ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Private placements

       On July 10, 2000, the Company issued 1,025,000 special stock-warrant units under a private placement financing at a price of $2.00 for aggregate net proceeds of $1,955,644, net of issuance expenses of $94,356. Each unit consisted of one common share warrant, and one common share special purchase warrant. Each common share special purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of $2.75 per warrant, one additional common share. In 2001, each of the common share warrants was converted into the equivalent number of 1,025,000 common shares, and in 2002 each of the common share special purchase warrants were exercised. Of the original proceeds, $567,835 was allocated to the related warrants and was presented as contributed surplus; subsequently reclassified to share capital on the exercise of the warrants.

       On December 24, 2001, the Company issued 3,111,111 stock-warrant units under a private placement financing at a price of $2.25 for aggregate net proceeds of $6,861,977, net of issuance expenses of $138,023. Each unit consists of one common share, and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $3.00 per warrant, one additional common share. To date, none of the common share purchase warrants have been exercised. Of the original proceeds, $3,699,935 was allocated to the related warrants and was presented as contributed surplus.

       On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of $3.02 for aggregate net proceeds of $158,550. Each special warrants entitles the holder to acquire, without payment of any additional consideration, one common share in the capital of the Corporation.

       On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of $2.15 for aggregate net proceeds of $4,398,900, net of issuance expenses of $331,100. Each special warrants entitles the holder to acquire, without payment of any additional consideration, one common share in the capital of the Corporation

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Shareholder Rights Plan

       Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2003.

       Pursuant to the Plan, the Board of Director's declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

       In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

11.    RELATED PARTY TRANSACTIONS

       During the year, the Company entered into the following transactions with related parties:

       a) Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of
           Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 - $2,753,031), to a law
           firm related to a director of the Company.

       b) Paid or accrued consulting and management fees of $606,249 (2001 - $665,835, 2000 - $619,530) to directors and an officer of the Company and companies related to directors and an officer of the Company.

       c)  Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 -
           $485,674) to law firms related to directors of the Company.

       The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

12.    INCOME TAXES

       Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 40.1% (2001 - 44.5%; 2000 - 45.6%) to income before taxes as follows:

                                                  2002            2001             2000
                                              ------------    ------------    ------------
       Loss before income taxes               $(39,771,859)   $(36,650,354)   $   (408,457)
       ======================================================================================

       Expected income taxes recovered        $(15,948,515)   $(16,309,407)   $   (186,256)
       Difference in foreign tax rates           1,013,318       5,131,726         226,758
       Non recognition of benefit of losses     14,935,197      11,177,681              --
       Recognition of benefit of losses                 --              --         (40,502)
       --------------------------------------------------------------------------------------
       Actual income taxes                    $         --    $         --              --
       ======================================================================================


       The company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not likely to be realized.

13.    SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                       2002         2001         2000
                                                    ----------   ----------   ----------
       Cash paid during the year for interest       $1,205,221   $1,897,879   $  887,351
       =================================================================================

       Cash paid during the year for income taxes   $       --   $       --   $       --
       =================================================================================


       Significant non-cash transactions for twelve month period ended December 31, 2002 included:

       i) The Company issued 42,612 common shares, with a value of $110,955, for management fees.

       ii) The Company issued 282,554 common shares, with a value of $873,182, for mineral property payment.

       iii) The Company issued 677,711 common shares, with a value of $1,714,609, for loan payment.

       iv) The Company issued 35,430 common shares, with a value of $78,655, for finders fee.

       v) The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $18,587,751.

       vi) The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.    SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

       Significant non-cash transactions for the year ended December 31, 2001 included:

       i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.

       ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

       iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

       iv) The Company issued 1,035,689 common shares with a value of $2,597,247 for property payment in connection with Las Cristinas.

       v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $4,744,760.

       vi) The Company applied $941,169 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

       vii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payment.

       viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

       Significant non-cash transactions for the year ended December 31, 2000 included:

       i) The Company issued 29,536 common shares, with a value of $69,557, for management fees.

       ii) The Company issued 300,000 common shares, with a value of $698,820, for legal fees.

       iii) The Company issued 4,580,404 common shares, with a value of $10,956,327, for property payment in connection with Las Cristinas.

       iv) The Company issued 1,268,749 common shares, with a value of $2,345,631, to acquire Bolivar Goldfields A. V. V. (Note 7).

       v) The Company issued 4,498,555 common shares upon conversion of convertible notes and accrued interest in the amount of $8,353,905.

       vi) The Company applied $853,621 of the deferred financing fees against share capital upon conversion of notes to common stock.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                   CORPORATE       SAN GREGORIO        BOLIVAR        EL CALLAO      CRISTINAS         TOTAL
                                 -------------    --------------      ----------     ----------    -------------   -------------
       2002

       Mining Revenue            $          --       32,108,731        2,454,148     10,558,170               --   $  45,121,049
       Operating costs           $          --       25,485,955         (601,776)    15,793,395               --   $  40,677,574
       Interest and other
         revenue                 $     (68,603)        (301,321)          (8,906)            --               --   $    (378,830)
       Interest expense          $   1,557,428          826,790          591,025             --               --   $   2,975,243
       Depreciation, depletion
         and amortization        $     329,289        8,834,424        2,285,146        939,640               --   $  12,388,499
       Write-down of
         mineral properties      $   2,134,678               --               --             --               --   $   2,134,678
       Segment loss              $ (28,043,913)      (3,737,840)      (1,610,936)    (6,379,170)              --   $ (39,771,859)
       Segment Assets            $  23,315,139       21,251,903       32,439,136     18,776,610       78,819,620   $ 174,602,408
       Capital expenditures      $     105,840        1,491,234        3,682,741      1,082,004       37,366,257   $  43,728,076
       ----------------------------------------------------------------------------------------------------------------------------
       2001
       Mining Revenue            $   1,734,940       33,995,948        6,841,060     10,751,224               --   $  53,323,172
       Operating costs           $    (380,360)      28,150,526       (1,386,087)    13,463,216               --   $  39,847,295
       Interest and other
         revenue                 $  (1,814,245)        (372,312)         (41,739)     1,748,659               --
       Interest expense          $     318,015        1,130,168          666,616             --               --   $   2,114,799
       Depreciation, depletion
         and amortization        $     471,531        8,254,548        2,580,073        935,151               --   $  12,241,303
       Write-down of
         mineral properties      $  13,337,942        5,255,689        6,408,145             --               --   $  25,001,776
       Segment loss              $ (15,187,242)     (11,862,505)      (3,951,020)    (5,649,587)              --   $ (36,650,354)
       Segment Assets            $  28,034,339       31,699,275       32,594,212     18,803,110       41,453,363   $ 152,584,299
       Capital expenditures      $     857,789        3,105,228        4,297,683      1,012,873        3,462,995   $  12,736,568
       ----------------------------------------------------------------------------------------------------------------------------
       2000
       Mining Revenue            $   5,038,536       33,421,880        9,339,824             --               --   $  47,800,240
       Operating costs           $          --       24,534,024        6,159,921             --               --   $  30,693,945
       Interest and other
         revenue                 $    (336,959)        (366,200)         (24,313)            --               --   $    (727,472)
       Interest expense          $     271,316          808,929           49,638             --               --   $   1,129,883
       Depreciation, depletion
         and amortization        $     136,642        7,768,567        2,530,392             --               --   $  10,435,601
       Write-down of
         mineral properties      $          --               --               --             --               --   $          --
       Segment profit/ (loss)    $     129,253         (601,600)          63,890             --               --   $    (408,457)
       Segment Assets            $  42,713,454       39,422,322       36,865,363             --       37,990,368   $ 156,991,507
       Capital expenditures      $   1,619,084          968,780          101,680             --          920,965   $   3,610,509
       ----------------------------------------------------------------------------------------------------------------------------


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION (CONTINUED)

       Geographic information:

                                     Mining Revenue                       Property, Plant and Equipment
                       ------------------------------------------   ------------------------------------------
                           2002           2001           2000           2002           2001           2000
                       ------------   ------------   ------------   ------------   ------------   ------------
       Uruguay         $ 32,108,730   $ 33,995,948   $ 33,421,880   $ 11,378,127   $ 18,721,316   $ 23,870,636
       Venezuela         13,012,318     17,592,284      9,339,824    142,866,637    101,791,052    102,467,566
       Brazil                    --             --             --             --      1,616,394      1,617,059
       ---------------------------------------------------------------------------------------------------------
       Total Foreign     45,121,048     51,588,232     42,761,704    154,244,764    122,128,762    127,955,261
       Canada                    --      1,734,940      5,038,535         59,087        531,574        539,913
       ---------------------------------------------------------------------------------------------------------
       Total           $ 45,121,048   $ 53,323,172   $ 47,800,239   $154,303,851   $122,660,336   $128,495,174
       =========================================================================================================


15.    COMMITMENTS AND CONTINGENCIES

       CALL AGREEMENT

       The Company structured the following transaction to protect the interest of the Company's shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company's directors.

       The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. ("Mael"). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. There are no future commitments except the 1,000,000 warrants to Red Glove hereinafter referred to and which expire on September 5, 2003.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       CALL AGREEMENT (CONTINUED)

       It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. At all times, the Company's and Ventures' relationship with Red Glove has remained arm's length.

       The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2002, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding. The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the property cost.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       CALL AGREEMENT (CONTINUED)

       The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

       PRECIOUS METAL CONTRACTS

       The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At December 31, 2002, the Company had fixed forward contracts outstanding as follows:

                                         2003         2004         2005          2006
                                        -------      -------      -------      -------
       Ounces                            77,598       82,608       41,130       41,296
       Average price (US$ per oz.)      $   300      $   300      $   305      $   309
       ===============================================================================



       Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. Gold production for the years ended December 31, 2002, 2001 and 2000 was 94,623; 109,647 and 95,563 ounces, respectively.
       At December 31, 2002, the Company had written call options outstanding as follows:

                                        2003       2004       2005       2006
                                      --------   --------   --------   --------

       Ounces                           60,852    115,456     50,932      2,000
       Average price (US$ per oz.)    $    295   $    306   $    303   $    348
       =========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

       Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

       For the year ended December 31, 2002 the Company recorded a net non-hedge derivative loss of $17,816,643 in marking their portfolio of written call options to market.

       The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt approximate fair value.

       LEASE AGREEMENTS

       The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $175,066 (2001 - $111,724; 2000 - $94,982).

       Minimum lease payments under operating leases in effect through 2006 are as follows:

       2003                                                       $188,712
       2004                                                        188,712
       2005                                                        119,537
       2006                                                         81,706
       2007                                                         27,235
       ---------------------------------------------------------------------
                                                                  $605,902
       =====================================================================

       LETTER OF CREDIT AND PERFORMANCE BOND

       One of the Company's subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

       Subsequent to the year-end the Company deposited with the Venezuelan Government a performance bond in the amount of US$4,750,000 in connection with its agreement with the CVG.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       LAS CRISTINAS PROPERTIES

       The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 7). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

       The agreement does not transfer any property ownership rights to Crystallex (Note 7) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

       o make all investment and complete all works necessary to exploit the mineral resources,

       o present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

       o present to the CVG for approval, life of mine, annual production plans and annual production commitments,

       o commence production by May 2004; such start may be extended in the event permitting delays are encountered,

       o pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

       o provide for certain social programs and for the employment, training and technical assistance to small miners,

       o supply performance bonds related to the development and environmental obligations,

       o bear all costs relating to a technical liaison office to be created by the CVG

       In addition, rights under the agreement are limited to gold. The agreement does not explicity grant any rights to the Company in relation to the exploitation of copper; however, it does provide for rights on terms to be negotiated with the CVG. No assurance can be given that the Company will be successful in negotiating an agreement for the copper rights.

       Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement which could lead to a default under the agreement.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

16.    RISK MANAGEMENT

       Currency risk

       The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

       Credit and market risk

       The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

       Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices and interest rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

       Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela and Uruguay. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2002, two customers accounted for accounts receivable greater than 10% of total accounts receivable.

       The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

16.    RISK MANAGEMENT (CONTINUED)

       Title risk

       Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give an assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

17.    SUBSEQUENT EVENTS

       Subsequent to December 31, 2002, the Company completed the following financial transactions:

       (1) A Private placement of 2,562,500 special warrants at $1.60 per special warrant for net proceeds of $3,813,000. Each special warrant is convertible into a unit consisting of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share for a period of two years at $2.00 per common share.

       (2) Issuance of US $3,000,000 in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares traded on the AMEX for the five trading days prior to closing. This transaction closes in tranches, with gross proceeds of US $3,000,000:

           i.   $1,500,000 received on March 14, 2003

           ii.  $1,000,000 received on May 2, 2003

           iii. $500,000 expected to be received on May 15, 2003

For Immediate Release                                    May 20, 2003
RM: 12-03

                   CRYSTALLEX ANNOUNCES 2002 YEAR END RESULTS

TORONTO, ONTARIO. May 20, 2003- Crystallex International Corporation (TSX, AMEX: KRY) today filed year end 2002 results.

SUMMARY

o Gold production of 94,623 ounces at a cash cost of US$269 per ounce
o Cash contribution of US$34 per ounce; average realized gold price of US$303
o Net loss for the year Cdn $39.8 million, including non-cash items (i) mineral property writedowns of Cdn $2.1 million, (ii) non-hedge derivative loss of Cdn $17.8 million and (iii) amortization and depletion Cdn $12.3 million.
o       Las Cristinas Mining Operation Contract signed
o Independent Las Cristinas proven and probable estimate of reserves at 9.5 million ounces of gold
o       Crystallex's gold reserves now rank fifth largest amongst
        North American based gold companies
o Las Cristinas Feasibility Study and metallurgical testwork underway
o 2001 and 2000 Results restated resulting primarily from mineral property writedowns
o       Management team expanded
o       Head office relocated to Toronto

Management's Discussion and Analysis follows:


                      CRYSTALLEX INTERNATIONAL CORPORATION
                      Management's Discussion and Analysis

                      For the Year Ended December 31, 2002
         (in Canadian dollars, except per ounce amounts in US dollars)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the audited consolidated financial statements and the notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles, ("GAAP").

The Company appointed new auditors for the year ended December 31, 2002. In addition to completing an audit of its 2002 fiscal year, the Company instructed the new auditors to re-audit its 2001 and 2000 fiscal years. In order to accommodate such an extensive review and comply with filing requirements in Canada (140 days from fiscal year end), the Company is releasing and filing its financial statements prepared in accordance with Canadian GAAP but without reconciliation to US GAAP which will be completed and included in its financial statements for US reporting purposes.

KEY STATISTICS

---------------------------------------------------------------------
                                2002            2001            2000
---------------------------------------------------------------------
Operating Statistics

Gold Production (ounces)        94,623          109,647         95,563
Total Cash                      US$269          US$230          US$211
Cost Per Ounce 1,2

Total Production                US$353          US$301          US$287
Cost Per Ounce2
Average Realized                US$303          US$314          US$333
Price Per Ounce
Average Spot Gold               US$310          US$271          US$279
Price Per Ounce

Financial Statistics (C$ thousands)

Revenues                        $45,121         $53,323         $47,800
Cashflow from                   ($4,451)        $9,128          $11,079
Operating Activities
Net Income (Loss)               ($39,772)       ($36,650)       ($408)
Net Income (Loss)               ($0.47)         ($0.53)         ($0.01)
per Basic Share

Weighted Average Number of

Common Shares Outstanding       84,441,287      69,117,738      52,965,842
------------------------------------------------------------------------

1 Includes Royalties and Production Taxes.
2 Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section of Non-GAAP measures.

FINANCIAL REVIEW

Summary

For the year ended December 31, 2002, Crystallex had a net loss of $39.8 million, or $0.47 per share including non-cash items (i) mineral property writedowns of $2.1 million, (ii) non-hedge derivative loss of $17.8 million and
(iii) amortization and depletion $12.3 million, as compared with a net loss of $36.7 million, or $0.53 per share in 2001. Gold sales revenue was $45.1 million for the year, a decline from $53.3 million in 2001. The reduction in sales revenue from 2001 was attributable to both lower gold production and a lower average realized gold price in 2002. The average realized gold price during the year was US$303 per ounce, as compared with US$314 per ounce in 2001. The Company's average realized price per ounce in 2002 was below the average annual spot price of US$310 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

Gold production for 2002 was 94,623 ounces at a total cash cost of US$269 per ounce, as compared with 109,647 ounces at a total cash cost of US$230 per ounce in 2001. Lower gold production coupled with higher costs and a lower realized gold price resulted in a utilization of cashflow from operations (after changes in working capital) of $4.5 million during 2002 as compared with a contributing net cashflow of $9.1 million in 2001.

Gold Production and Cost of Production

Following is a brief review of the Company's operations during 2002. For a more detailed analysis, please refer to the Review of Operations section.

The San Gregorio mine, located in Uruguay, accounted for about 70% of Crystallex's total gold production in 2002. Production of 66,832 ounces in 2002 was on budget and equivalent to 2001 levels. Total cash costs of production decreased from US$262 per ounce in 2001 to US$237 per ounce in 2002, in part due to less waste stripping. For 2003, production is forecast at 52,000 ounces of gold. The current life of mine plan contemplates the mine closing at the end of 2003; however, the Company is presently evaluating alternatives to extend the mine life beyond 2003. Environmental closure and employee severance costs are estimated at US$2.3 million.

Results at the Company's Venezuelan operations during 2002 were impacted by operating difficulties, particularly processing of refractory sulphide ore from La Victoria, and a lack of capital funding, as cash resources during the year were directed at securing the Las Cristinas properties.

In 2002, the open pit La Victoria mine located near El Callao accounted for almost 90% of Crystallex's ore production in Venezuela. However, the recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001. Recovery of gold has been considerably reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002. Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching. Further test work is required to accurately determine recovery levels, however, the Phase I Revemin mill expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit designed to improve recovery of gold.

In addition, reduced availability of mining equipment at La Victoria resulted in less tonnes mined and processed. This increased the unit processing costs from US$9.08 per tonne of ore processed in 2001 to US$10.50 per tonne in 2002. Lower ore production and recoveries increased the total cash cost of production in Venezuela from US$182 per ounce in 2001 to US$348 per ounce in 2002.

To partially offset lower production from the La Victoria mine, open pit mining was undertaken on the Tomi concession early in the year. This contributed about 2,300 ounces of gold production in 2002. The Company's focus on the Tomi concession continues to be the development of a high grade underground mine. At the Tomi underground mine, ore production has commenced from the first mining stope. Production from Tomi will be ramped up over the course of the year and is expected to reach design rates of about 30,000 ounces per year in early 2004.

The Company's consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:


--------------------------------------------------------------------
                                2002            2001            2000
--------------------------------------------------------------------
Total Cash Cost of Production
(US$/ounce)

     Direct Mining Costs        $259            $223            $204
     Refining and               6               4               4
     Transportation
     By-Product Credits         (2)             (2)             (2)
Cash Operating Costs            $263            $225            $206
     Royalties                  3               2               3
     Production Taxes           3               3               2
Total Cash Costs                $269            $230            $211
     Depletion and Amortization 81              89              73
     Reclamation                3               2               3
Total Production Costs          $353            $301            $287
--------------------------------------------------------------------

OTHER INCOME AND EXPENSES

Write-downs of Mining Interests and Investments - Prior Period
Restatement

The Company undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. This review encompassed an assessment of mine plans and factors such as (i) the price of gold, (ii) operating and capital costs, (iii) recovery rates, (iv) ore grade and (v) reserves. Net cashflows were calculated for each property accounting for all of these factors and the result was compared to the carrying value of the property. The results of this review led the Company to record provisions aggregating $36 million to reduce previously reported carrying values of various properties, plant and equipment. (For details of the provision, please refer to Note 3 to the Financial Statements). Provisions have been reflected in the year corresponding to the valuation period, thereby resulting in the restatement of the financial statements for 2001 and 2000. These are non-cash adjustments and do not impact the Company's cashflow.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Cashflow

Net Operating Cashflow (after working capital changes) was a utilization of $4.5 million for the year ended December 31, 2002, as compared with an operating cashflow contribution of $9.1 million in 2001. The decrease in cashflow was principally attributed to lower gold production combined with higher operating costs.

Cash and cash equivalents were $5.7 million at the end of 2002, down from $14.4 million at the end of the preceding year. The reduction in cash was largely due to making the US$15 million payment to the Corporacion Venezolana de Guayana, ("CVG") for the acquisition of the Las Cristinas data and infrastructure.

Investing Activities

During the year, the Company invested a total of $43.7 million, of which $37 million was related to Las Cristinas, including the US$15 million payment to the CVG for use of the Las Cristinas data and infrastructure. The balance was spent on various development and expansion projects, notably the development of the Tomi underground mine and a new in-pit crusher at the La Victoria mine.

Financing Activities

The Company's financing activities during 2002 consisted primarily of issuing share capital or share capital equivalents such as warrants and convertible debt. During the year, the Company issued convertible debt of $30.4 million. The convertible debt bears interest at a market rate and is convertible into common shares of the Company at the option of the holder at a conversion price determined by the average market price of shares over a predetermined period preceding the date of conversion. The convertible debt also has a conversion feature that allows the holder to convert at a percentage, typically 95%, of the calculated market price. At the year end, $17.2 million of convertible debt was outstanding.

In addition to convertible debt, the Company issued approximately 3.6 million common shares for proceeds of $7.3 million and issued 2.3 million special warrants for $4.6 million of proceeds.

Other financing activities during 2002 included a US$1.125 million repayment of bank debt. The Company has a commercial loan from an international commercial bank which is secured by certain of the Company's assets. The bank loan bears interest at approximately 2.5% over Libor and is repayable in annual installments through 2006. At December 31, 2002, the bank loan repayment schedule was as follows (in US$ millions):

---------------------------------------------------------------------
2003            2004            2005            2006            Total
---------------------------------------------------------------------
$3.00           $1.24           $4.4            $2.06           $10.7
---------------------------------------------------------------------

FORWARD SALES AND WRITTEN CALL OPTIONS

Gold Contracts

Crystallex enters into financial agreements with major financial institutions to manage revenue risk arising from changes in gold prices. Contracts include forward sales and call options.

At December 31, 2002, of its 10.5 million ounces of reserves, Crystallex had committed a total of 471,872 ounces at an average price of US$303 per ounce, including 233,240 ounces under call options sold at an average price of US$303 per ounce. The program consisted of the following:


-------------------------------------------------------------------------
                                2003    2004    2005    2006    Total
-------------------------------------------------------------------------
Fixed Forward Gold Sales        77,598  82,608  41,130  41,296  242,632
(ounces)
Average Price Per Ounce         $300    $300    $305    $309    $302
Written Gold Call Options       60,852  115,456 50,932  2,000   229,240
(ounces)
Average Exercise                $295    $306    $303    $348    $303
Price Per Ounce
-------------------------------------------------------------------------


The Company's objective is to reduce the size of its hedge book. Although the total committed ounces under the hedge program is just 4.5% of our reserves at year end, the committed ounces this year and next are presently high in relation to planned production in those years. To address this situation, the Company is negotiating a restructuring of the positions with hedge counterparties to move certain commitments to future periods. Also, the Company is reducing the overall size of the program by delivering into forward sales contracts without replacing those contracts. The decision to reduce the size of the hedge program is also supported by a positive outlook for the gold market and continuing low US dollar interest rates, which makes hedging through forward sales less attractive.

Accounting for Derivative Instruments

Crystallex treats its forward sales contracts as hedges as they represent agreements to sell gold produced at pre-determined quantities and prices.

Crystallex follows the CICA Emerging Issues Committee recommendations, "Accounting by Commodity Producers for Written Call Options" ("EIC 113"). This policy establishes accounting and reporting standards for such derivative instruments. The standard requires recognition of written call options on the balance sheet measured at fair market value. Changes in the fair market value of the call options are recorded in the Statement of Operations in each period.

The variation in fair market value from period to period can cause significant volatility in earnings, however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the year ended December 31, 2002, the Company incurred a non hedge non-cash derivative loss of $17.8 million.

In circumstances where the Company is unable to meet the obligations under the call options, the Company will either defer the expiry date of the call option, purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially,it would result in a reduction of the Company's cashflow.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

Reclamation and Environmental Risks

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. The Company accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

NON GAAP MEASURES

The total cash cost per ounce data is presented below to provide additional information and is not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash costs per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash costs per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:


-------------------------------------------------------------------
C$,000                                          2002    2001    2000
--------------------------------------------------------------------
Operating Costs per Financial Statements        40,678  39,847  30,693
By-Product Credits                              (226)   (353)   (232)
Reclamation and Closure Costs                   (414)   (322)   (358)
Operating Costs for Per Ounce Calculation       40,038  39,172  30,103

Ounces Sold                                     94,623  109,647 95,563
Total Cash Cost Per Ounce C$                    C$423   C$357   C$315
Total Cash Cost Per Ounce US$                   US$269  US$230  US$211
--------------------------------------------------------------------

REVIEW OF OPERATIONS

OVERVIEW

Crystallex's producing operations include the open pit San Gregorio mine and mill in Uruguay and the La Victoria and Tomi open pit mines and the new Tomi underground mine in Venezuela.

Ore from the Venezuelan mines is processed at the Company's Revemin mill, which is located ten kilometres from the La Victoria mine and twenty one kilometres from the Tomi mine.

KEY OPERATING STATISTICS

------------------------------------------------------------
                        2002            2001            2000
------------------------------------------------------------
Gold Production (ounces)

     San Gregorio       66,832          66,957          72,025
     La Victoria        22,548          26,504          N/A
     Tomi Open Pit      2,347           11,132          22,676
     Purchased Material 2,896           5,054           862
Total                   94,623          109,647         95,563
------------------------------------------------------------

Total Cash Cost of
Production (US$/ounce)

     San Gregorio       $237            $262            $223
     Venezuela          $348            $182            $175
Company Average         $269            $230            $211
-------------------------------------------------------------
Mineral Reserves        10,465,100      1,015,700       581,300
(ounces of gold)
-------------------------------------------------------------

OPERATING MINES

Uruguay

------------------------------------------------------------
100% Basis              2002            2001            2000
------------------------------------------------------------
San Gregorio
(100% Crystallex)

Tonnes Ore Mined        1,062,626       828,526         948,676
Tonnes Waste Mined      4,685,190       5,007,753       4,511,631
Tonnes Ore Processed    1,105,619       1,092,389       1,087,101
Average Grade of        2.04            2.09            2.21
Ore Processed (g/t)

Recovery Rate (%)       92%             91%             93%
------------------------------------------------------------
Production (ounces)     66,832          66,957          72,025
------------------------------------------------------------
Production Costs
(US$/ounce):

Cash Operating Costs    $234            $259            $221
Royalties &             $3              $3              2
Production Taxes
------------------------------------------------------------
Total Cash              $237            $262            $223
Cost Per Ounce
------------------------------------------------------------

2002 Review

The San Gregorio open pit mine, located in northern Uruguay, accounted for approximately 70% of Crystallex's gold production in 2002. The mine operated at planned levels and gold production for the year, at 66,832 ounces, was equivalent to 2001 production. Operating results were in line with budget projections, with the mill processing over 3,000 tonnes per day on average during the year and gold recovery exceeding 92%.

Total cash operating costs in 2002 were US$237 per ounce, a decrease of about 10% over 2001 due, in part, to less waste stripping in 2002. The grade of ore, however, has declined over the past two years, from 2.21 grams per tonne in 2000 to 2.04 grams per tonne in 2002, as the mine nears the end of its operating life. The average reserve grade at December 2002 was 1.7 grams per tonne.

San Gregorio is forecast to produce 52,000 ounces of gold in 2003. Cash operating costs are expected to increase to approximately US$250 per ounce with the continued processing of lower grade ore. As reported in our third quarter 2002 results, mining operations at San Gregorio are anticipated to end during 2003 or by early 2004, and the possibility of further production depends on the success of present programs to extend the minelife. These programs include a re-evaluation of a west extension of the San Gregorio pit. There are approximately 56,000 ounces of gold in the west extension that have not been included in the year end 2002 reserve estimate. Also excluded from the year end reserve estimate is a stockpile of ore containing approximately 20,000 ounces of gold. Processing the stockpile is also under review.

Crystallex is also evaluating the adjoining Sobresaliente property owned by Uruguay Mineral Exploration, ("UME"). If reserves support a viable mine plan, ore from Sobresaliente will be processed at the San Gregorio mill and the net cashflow from the project will be shared between Crystallex and UME in accordance with terms of an agreement signed in July, 2002.

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million. Under the current plan, these costs will be incurred in late 2003 and during 2004.

Venezuela

Results at the Venezuelan operations during 2002 were impacted by both operating difficulties, notably processing of refractory sulphide ore from La Victoria, and a lack of capital funding, as cash resources during the year were principally directed at securing the Las Cristinas properties. Our efforts for the balance of 2003 will be directed towards rehabilitating the La Victoria mine, further development of the Tomi underground mine and improving gold recoveries from La Victoria ore at the Revemin mill. Additionally, an investment in mill consumables inventory and mine equipment spare parts inventory is planned. These projects have an aggregate capital budget of approximately US$7.2 million during 2003 as outlined below:


---------------------------------------------------------------
Capital Project                 2003 Capital Budget(US$millions)
---------------------------------------------------------------
La Victoria Waste Stripping and Mine Equipment          2.6
Tomi Underground Equipment and Ramp Development         2.3
Mine Spare Parts and Mill Consumables Inventory         1.1
Revemin Mill Flotation Circuit                          1.2
Total                                                   $7.2
--------------------------------------------------------------

La Victoria

------------------------------------------------------------
100% Basis              2002            2001            2000
------------------------------------------------------------
La Victoria

(51% Crystallex)1

Tonnes Ore Mined 2      333,857         260,098         N/A
Tonnes Waste Mined      937,949         613,210         N/A
Tonnes Ore Processed    326,572         297,000         N/A
Average Grade           2.8             3.1             N/A
of Ore Processed (g/t)

Recovery Rate (%)3      76%             90%             N/A
-----------------------------------------------------------
Production (ounces)     22,548          26,504          N/A
-----------------------------------------------------------
1 Crystallex owns 80% of El Callao Mining Corp, which in turn has a 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria project is repaid. Thereafter, Crystallex has a 75% share of the cashflow from
La Victoria until the La Victoria debt is fully repaid. Presently, there is no distributable cashflow, and Crystallex reports all production for its account.

2 Crystallex commenced mining at La Victoria in April 2001. 3 The recovery of gold dropped in 2002 due to processing refractory sulphide ore. See 2002 Review below.


2002 Review

La Victoria is the largest of six deposits on the Lo Increible concession located in Venezuela's El Callao gold district. Gold production from the La Victoria open pit mine was 22,548 ounces in 2002, down from 26,504 for the nine months La Victoria was in operation during 2001. Lower than planned tonnes mined and processed, coupled with considerably lower recoveries and lower grades of ore processed, resulted in a significant shortfall of gold production from La Victoria in 2002.

In 2002, La Victoria accounted for almost 90% of Crystallex's ore production in Venezuela. Mining of waste and ore were, however, well below budget. Ore mined, at 334,000 tonnes, was only 68% of budget, while waste mined of 491,000 tonnes was just 49% of budget. The average mining rate for ore production was just over 900 tonnes per day which was inadequate to keep the Revemin mill operating at its available capacity of about 1,500 tonnes per day. Lower than planned mining of waste and ore were due, in part, to low equipment availability. Insufficient funding prevented the mining contractor at La Victoria from upgrading and maintaining his equipment fleet. Production was also reduced by mining mostly hard rock during the year after the depletion of the saprolite ore from the current mining area. This was compounded by a delay in receiving blasting permits and the lack of some production equipment until August. As discussed below, a large waste stripping campaign is planned this year to compensate for the lack of stripping in 2002.

Recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001.

Recovery of gold has been significantly reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002. Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching. Further test work is required to accurately determine recovery levels. As described below, the Phase I Revemin expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit.

The grade of ore processed at 2.8 grams per tonne, although close to budget during 2002, was 10% lower than 2001 due to the depletion of higher grade saprolite ore in 2001.

Lower production significantly increased unit operating costs for Venezuelan production to US$348 per ounce in 2002, up from US$182 per ounce in 2001.


------------------------------------------------------------------
                                2002            2001            2000
------------------------------------------------------------------
Venezuela- Costs (US$/ounce)1:
Cash Operating Costs            $337            $172            $164
Royalties & Production Taxes    $11             $10             11
------------------------------------------------------------------
Total Cash Cost Per Ounce       $348            $182            $175
------------------------------------------------------------------
1 Ore from La Victoria, Tomi and purchased material is processed at the
Company's Revemin mill.


2003 Plan for La Victoria

Our goals for La Victoria during 2003 include acceleration of waste stripping, increasing the mining rate and obtaining the additional permits which will accommodate the ultimate pit boundaries.

Currently, mining is being conducted in the Phase II pit, which is located north of the Yuruari River. The remaining reserves in the Phase II pit, approximately 60,000 ounces, will largely be mined during 2003 and 2004. A US$1.2 million waste stripping program is planned to remove approximately two million tonnes of material in order to access the remaining Phase II reserves and allow for ramp development for the next phase of the pit. Production of ore from La Victoria will be reduced during the waste stripping phase, however, this will be partially offset by processing ore mined at the Mackenzie open pit on the Tomi concession. Ore production from La Victoria is not expected to return to planned rates of about 1,300 tonnes per day until 2004.

The majority of La Victoria's reserves are located in the vicinity of the Yuruari River. Expanding the final, or Phase III, pit to the south to access these reserves requires additional permitting. Crystallex has commenced the process of obtaining the Phase III mining permits and expects that the permits will be approved by the end of 2003. This will provide an adequate margin of time before the Phase II reserves are depleted late in 2004.

Revemin Mill

--------------------------------------------------------------
100% Basis                              2002    2001    2000
--------------------------------------------------------------
Revemin Mill

La Victoria Ore Processed (tonnes)      326,572 297,000 N/A
Tomi Open Pit Ore Processed (tonnes)    27,998  122,000 187,000
Purchased Material Ore Processed        12,339  19,000  3,000
(tonnes)
--------------------------------------------------------------
Total Ore Processed (tonnes)            366,909 438,000 190,000
Head Grade of Ore Processed (g/t)       3.0     3.4     4.1
Total Recovery Rate (%)                 79%     90%     95%
Total Gold Recovered (ounces)           27,841  42,690  23,538
--------------------------------------------------------------
Cost Per Tonne of  Ore Processed        $10.50  $9.08   $8.32
---------------------------------------------------------------

During 2002, ore from La Victoria accounted for approximately 90% of the ore processed by the Revemin mill. The balance comprised small quantities of open pit ore from the Tomi concession and ore purchased from independent miners working nearby concessions.

The Company has commenced a program to expand the processing rate of the Revemin mill to 1,800 tonnes per day at a capital cost of approximately US$2.6 million. The program will be undertaken in two stages; the first stage is designed to improve gold recoveries from the La Victoria ore and the second stage will expand the processing rate from 1,500 tonnes per day to 1,800 tonnes per day. Approximately half of the capital cost is budgeted for improving recoveries by adding a flotation circuit and regrind mill. The first stage is scheduled for completion by the end of 2003, while the expansion in processing capacity will be undertaken during 2004.

Upon completion of the flotation circuit and expansion and when the La Victoria and Tomi underground mines are operating at design rates, ore to Revemin will be supplied from La Victoria at the rate of about 1,550 tonnes per day and from Tomi at 250 tonnes per day.

In 2002, a new 3,000 tonne per day crusher was installed at the La Victoria pit in conjunction with the mill expansion. The crusher has capacity to support a second phase expansion of the mill. The new crusher eliminates both the bottlenecks that were experienced with the existing installed crushing equipment at the mill, and the necessity of transporting oversized material to the mill, thereby reducing the maintenance cost on the highway haul trucks.

Tomi

------------------------------------------------------------------
100% Basis                      2002            2001            2000
------------------------------------------------------------------
Tomi Open Pit (100% Crystallex)
Tonnes Ore Mined                25,644          120,876         193,305
Tonnes Waste Mined              2,908           479,614         835,806
Tonnes Ore Processed            27,998          122,000         187,000
Average Grade of Ore            3.01            3.1             4.0
Processed (g/t)

Recovery Rate (%)               87%             92%             95%
-------------------------------------------------------------------
Production (ounces)             2,347           11,132          22,676
-------------------------------------------------------------------

The focus of activity on the Tomi concession during 2002 was the development of the high grade underground mine below the Charlie Richards pit. Open pit mining activity was principally limited to mining ore from the Milagrito pit, which is also on the Tomi concession. This was undertaken to partially compensate for the shortfall of ore from the La Victoria mine during the first quarter of the year.

Tomi Underground Mine

Production from the first main mining stope at the new Tomi underground mine started during the second quarter of 2003. Tomi is a small, high grade, underground mine developed below the surface of the Charlie Richards pit. The average reserve grade is 14.5 grams per tonne. Ore from the Tomi underground mine is trucked approximately twenty one kilometres to the Revemin mill for processing. The Tomi ore does not have the same sulphide metallurgical characteristics as the La Victoria ore and recoveries of gold from Tomi are expected to exceed 90%.

Production is not forecast to approach design levels until later in the fourth quarter of 2003 because insufficient capital during the first quarter limited development work to the first mining stope. Development work has resumed in the second quarter and production is subsequently expected to reach a level of about 30,000 ounces per year beginning in 2004. During 2003, approximately US$2.3 million of capital is planned for underground mining equipment and ramp development.

Albino Property

The Albino project is a small, high grade deposit located adjacent to the Las Cristinas property in the Kilometre 88 region in the southeast corner of Venezuela in Bolivar State. Crystallex is currently evaluating two processing alternatives for the Albino ore. The original Feasibility Study planned for trucking the ore 250 kilometres for processing at the Company's Revemin mill in El Callao. The Company is presently evaluating the alternative of processing the ore in the planned Las Cristinas mill.

LAS CRISTINAS

Highlights

o Mining Operation Contract signed with the Corporacion Venezolana de Guayana, ("CVG") in September, 2002.

o Reports of the National Assembly in Venezuela confirm the legal and administrative process underlying the Mining Operation Contract.

o Independent Reserve and Resource report from Mine Development Associates completed in April, 2003.

o       Measured and Indicated Resources of 15.3 million ounces of gold.

o Proven and Probable Reserves of 9.5 million ounces of gold. o Mineralization open at depth. o Feasibility Study awarded to SNC-Lavalin. Scheduled for completion by September, 2003.

o Metallurgical and pilot plant testing underway at SGS Lakefield Research Limited and McGill University.

o Environmental Impact Assessment to be conducted by SNC-Lavalin. o Environmental and mining permits to be arranged by the CVG. o Deutsche Bank mandated as project finance debt advisor. o Commenced work on social programs for communities in the region. o Power for the project is available from a new electrical substation near the Las Cristinas site.

Overview

Las Cristinas represents an unparalleled growth opportunity for Crystallex. With current proven and probable reserves of 9.5 million ounces included in a resource of 15.3 million ounces, Las Cristinas is one of the largest undeveloped gold deposits in the world. The deposits have the potential to become a large, low cost and long life mining operation.

The Las Cristinas property is located in the southeast corner of Venezuela in Bolivar State at Kilometre 88, a region with a history of gold mining. Las Cristinas is approximately 670 kilometres south of Caracas and 370 kilometres by paved highway south-southeast of Puerto Ordaz, a port city on the Orinoco River with access to the Atlantic Ocean. A six kilometre dirt road connects the Las Cristinas site to the paved highway. Las Cristinas consists of four concessions; namely Las Cristinas 4, 5, 6 and 7.

Mining Operation Contract

On September 17, 2002, Crystallex and the CVG signed a Mining Operation Contract
(MOC) for the development of Las Cristinas 4, 5, 6, and 7. The MOC provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOC is available on the Company's website, (www.crystallex.com).

The MOC has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the Ministry of Energy and Mines. A report in late February, 2003 from the Commission of Energy and Mines of the National Assembly of Venezuela confirms the legal and administrative process by which the contract rights of Minca, a previous partner with the CVG, were terminated, and the process by which the related assets were repossessed by the Republic of Venezuela, and by which the Government, through the CVG, entered into the Mining Operation Contract with Crystallex.

Highlights of the Mining Operation Contract include:

o       All reserves and production are for the account of Crystallex.

o Initial term of 20 years, with two renewal terms, each for ten years.

o       Compensation to the CVG consists of the following:
        - US$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.
        - A royalty based upon the value of monthly gold production as follows:
                i. a royalty of 1% at a gold price less than US$280 per ounce;

                ii. a royalty of 1.5% at gold prices from US$280 to less than US$350 per ounce;

                iii. a royalty of 2% at gold prices from US$350 to less than US$400 per ounce; and

                iv. a royalty of 3% at gold prices greater than US$400 per ounce.
        - An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

o The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications.

o Throughout the term of the Mining Operation Contract, Crystallex will provide certain special programs which are intended to create employment for the region and provide training programs, provide technical assistance to local small miners associations, improve community health care facilities and make various infrastructure improvements to water sewage and roads. Crystallex agreed to hire 75 employees by the end of 2002 and an additional 50 employees by the end of 2003.

o Crystallex is to present a Feasibility Study by September, 2003 to the CVG for its approval.

Under the terms of the MOC, gold production is to commence in 2004, however, the start date may be extended in the event permitting delays are encountered.

Reserves and Resources

Independent estimates of the gold resources and reserves for Las Cristinas were prepared by Mine Development Associates, ("MDA") of Reno, Nevada. Its estimate of March, 2003 relied on original data and represents the first independent work conducted by Crystallex on the property. MDA's reserve and resource work will be incorporated into the comprehensive Feasibility Study.

Resource and reserve estimates were calculated in accordance with CIM Standards and National Instrument 43-101. At a cut-off grade of 0.5 grams of gold per tonne, the Measured and Indicated Resources are 439 million tonnes at an average grade of 1.1 grams per tonne containing 15.3 million ounces of gold.

Reserve calculations are based on the Measured and Indicated resources using a gold price of $325 per ounce and cut-off grades ranging from 0.5 grams per tonne of gold to 0.66 grams of gold per tonne. In-pit reserves were estimated at 223 million tonnes grading 1.34 grams per tonne containing 9.5 million ounces of gold.

Feasibility Study

SNC-Lavalin Engineers & Constructors Inc., ("SNCL") has been engaged to undertake a Feasibility Study for the design, construction, and development of Las Cristinas. SNCL's Feasibility Study is proceeding on the basis of an initial 20,000 tonne per day operation. The plant design will allow an increase of capacity at a future date. MDA has been awarded the mandate for the Geology and Mine sections of the Feasibility Study. Metallurgical testwork is underway at SGS Lakefield Research Limited and McGill University. The Feasibility Study is scheduled for completion by September, 2003.

An Environmental Impact Study (EIS) is included in the scope of SNCL's mandate. The EIS will progress in parallel with the Feasibility Study engineering and the subsequent basic and detailed engineering stages of the project. The final EIS will be prepared to meet World Bank standards.

Project Finance Advisory Mandate

Crystallex engaged Deutsche Bank in April, 2003 as exclusive advisor for arranging project debt financing for Las Cristinas. It is envisioned that the financing required for development of Las Cristinas will be a combination of limited recourse project finance debt provided by international commercial banks, export credit agencies and multilateral agencies, mezzanine debt and Crystallex equity.

As filed on SEDAR and EDGAR, the Crystallex 2002 Financial Statements will also be available on the Crystallex website, www.crystallex.com.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex has been focused on strategic growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently working on the final feasibility study to support its development plans for Las Cristinas.

For further information:

Investor Relations: A Richard Marshall, VP (800) 738-1577
Internet address: http://www.crystallex.com
Email us at: info@crystallex.com

Note:

This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Crystallex International Corporation
------------------------------------
(Registrant)




Date May 20, 2003                                By    /s/ Daniel R. Ross
-----------------------                          ----------------------------
                                                 (Signature)*


Daniel R. Ross, Executive Vice President and Corporate Counsel

            *Print the name and title of the signing officer under his signature